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As filed with the United States Securities and Exchange Commission on May 4, 2005

Registration No. 333-122865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Zumiez Inc.
(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	5600 (Primary Standard Industrial Classification Code Number)	91-1040022 (I.R.S. Employer Identification Number)

6300 Merrill Creek Parkway, Suite B
Everett, WA 98203
(425) 551-1500
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Richard M. Brooks
President and Chief Executive Officer
Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, WA 98203
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Gary J. Kocher, Esq. Chris K. Visser, Esq. Preston Gates & Ellis LLP 925 Fourth Avenue Seattle, WA 98104 (206) 623-7580	Brenda I. Morris Chief Financial Officer Zumiez Inc. 6300 Merrill Creek Parkway, Suite B Everett, WA 98203 (425) 551-1500	Eric S. Haueter, Esq. Bradley S. Fenner, Esq. Sidley Austin Brown & Wood LLP 555 California Street San Francisco, CA 94104 (415) 772-1200

           Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, no par value	3,593,750	$17.00	$61,093,750	$7,190.73(3)

(1)
Includes shares to be sold upon exercise of the underwriters' over-allotment option. See "Underwriting."
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of Regulation C under the Securities Act of 1933, as amended.
(3)
Previously paid.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 4, 2005

PROSPECTUS

3,125,000 Shares

Zumiez Inc.
Common Stock

          This is Zumiez Inc.'s initial public offering. We are offering 1,875,000 shares of our common stock and the selling shareholders identified in this prospectus are offering an additional 1,250,000 shares of our common stock. We currently estimate that the initial public offering price will be between $15.00 and $17.00 per share. We will not receive any proceeds from the sale of the shares offered by the selling shareholders.

          Prior to this offering, there has been no public market for our common stock. We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol "ZUMZ."

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Zumiez Inc.	$	$
Proceeds to the Selling Shareholders	$	$

Delivery of the shares of our common stock will be made on or about    , 2005.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

          The selling shareholders have granted the underwriters an option to purchase a maximum of 468,750 additional shares of our common stock to cover over-allotment of shares, if any, exercisable at any time until 30 days after the date of this prospectus.

Wachovia Securities	Piper Jaffray

William Blair & Company

The date of this prospectus is    , 2005.

zumiez
[WA - 21]
[MT - 4]
[MN-9]
[WI-2]
[NY-16]
[NJ-1]
[OR - 10]
[ID - 5]
[WY-1]
[IL-9]
[NV - 3]
[UT- 10]
[CO- 10]
[CA - 23]
[AZ- 9]
[NM- 4]
[TX-1]
[AK-2]
zumiez
sit on me.
zumiez
SHOP || INSTORE || ONLINE

Store front and interior photographs of a new Zumiez store location and our locations by state.

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell or seeking offers to buy these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing herein is accurate as of the date appearing on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

          This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the following summary together with the more detailed information regarding us and our common stock being sold in this offering, including "Risk Factors" and the financial statements and the related notes, appearing elsewhere in this prospectus before making an investment decision.

Zumiez Inc.

          We are a leading specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. Our stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, bicycle motocross (or "BMX") and motocross. We support the action sports lifestyle and promote our brand through a multi-faceted marketing approach that is designed to integrate our brand image with our customers' activities and interests. As of January 29, 2005, we operated 140 stores primarily located in shopping malls, giving us a presence in 18 states.

          Our stores bring the look and feel of an independent specialty shop to the mall through a differentiated merchandising strategy, high-energy sales personnel and a distinctive store environment. We offer a diverse and dynamic collection of brands that currently includes Billabong, Burton, DC Shoe, DVS Shoes, Element, Etnies, Hurley, Quiksilver, Roxy and Volcom, among many others. We believe that our strategic mix of both apparel and hardgoods, including skateboards, snowboards, bindings, components and other equipment, allows us to strengthen the potential of the brands we sell and helps to affirm our credibility with our customers. In addition, we supplement our stores with a select offering of private label apparel and products as a value proposition that we believe complements our overall merchandise selection. We seek to staff our stores with store associates who are knowledgeable users of our products, which we believe provides our customers with enhanced customer service and supplements our ability to identify and react quickly to emerging trends and fashions. Most of our stores, which average approximately 2,700 square feet, feature couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time and to interact with each other and our store associates.

          Over our 26-year history, we have developed a corporate culture based on a passion for the action sports lifestyle. Our management philosophy emphasizes an integrated combination of results measurement, training and incentive programs, all designed to drive sales productivity at the individual store associate level. We have:

  •
  increased our store count from 53 as of the end of fiscal 1999 to 140 as of the end of fiscal 2004;

  •
  improved net sales per store from approximately $882,000 in fiscal 1999 to approximately $1.2 million in fiscal 2004, representing a compound annual growth rate of 6.3%;

  •
  maintained net sales per square foot in excess of $440 for our last five fiscal years ending with fiscal 2004;

  •
  increased net sales from approximately $44.5 million in fiscal 1999 to approximately $153.6 million in fiscal 2004, representing a compound annual growth rate of 28.1%;

  •
  increased operating profit from $3.1 million in fiscal 1999 to $12.0 million in fiscal 2004, representing a compound annual growth rate of 31.1%; and

  •
  been profitable in every fiscal year of our 26-year history.

          In fiscal 2002, certain affiliates (the "Brentwood Affiliates") of Brentwood Private Equity III, LLC, a private equity firm, acquired an indirect minority interest in us through Zumiez Holdings LLC, or "Zumiez Holdings." Since the investment by the Brentwood Affiliates, we have positioned ourselves for accelerated growth by enhancing our infrastructure and deepening our management team. We believe that these initiatives will improve our ability to continue to expand our business.

Competitive Strengths

          We believe that the following competitive strengths differentiate us from our competitors and are critical to our continuing success:

  •
  attractive lifestyle retailing concept targeting the large action sports segment;

  •
  differentiated merchandising strategy in which we offer an extensive selection of relevant brands and styles encompassing apparel, equipment and accessories;

  •
  deep-rooted corporate culture that we believe allows us to successfully attract and retain passionate and knowledgeable employees;

  •
  distinctive store experience that is designed to enhance our image as an authentic action sports retailer;

  •
  disciplined operating philosophy and comprehensive training programs driven by our experienced management team; and

  •
  high-impact, integrated marketing approach designed to reach our target customer audience through interactive events, promotions, live entertainment and contests.

          However, as further described below in "Risk Factors," our business operates in a highly competitive market and some of our competitors have longer operating histories, greater brand recognition and significantly greater financial and other resources than we do. As a result, these competitors may be able to undertake more extensive sales and marketing campaigns than our own; adopt more aggressive pricing policies than our own; and make more attractive offers to potential employees and customers than we can.

Growth Strategy

          We intend to expand our presence as a leading action sports lifestyle retailer by:

  •
  opening new store locations;

  •
  continuing to generate sales growth through improved store level productivity;

  •
  enhancing our operating efficiency; and

  •
  enhancing our brand awareness through continued marketing and promotion.

Corporate Information

          We were founded in 1978 as a Washington corporation. In 2002, we reincorporated in Delaware and, immediately prior to this offering, we will reincorporate back to Washington. Our principal executive offices are located at 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203. Our telephone number is (425) 551-1500 and our principal website address is www.zumiez.com. The information contained on our website does not constitute part of, nor is it incorporated into, this prospectus.

          Through and including December 31, 2002, our fiscal year ended on December 31 and was the same as the calendar year. After December 31, 2002, we changed our fiscal year to end on the Saturday closest to January 31. As a result of this change in our fiscal year, our financial statements included elsewhere in this prospectus include our statement of operations for the one month period ended February 1, 2003, which was the one month transition period following the end of fiscal 2002 and prior to the beginning of fiscal 2003. Information in this prospectus regarding the compound annual growth rates of our net sales, net sales per store and operating profit, as well as the annual percentage changes in our comparable store net sales and other data regarding changes in our results of operations, for periods encompassing fiscal 2002 and fiscal 2003 do not take into account the one month transition period. In this prospectus, we refer to our fiscal year ended January 31, 2004 as "fiscal 2003" and to our fiscal year ended January 29, 2005 as "fiscal 2004."

The Offering

Common stock offered by Zumiez	1,875,000 shares
Common stock offered by selling shareholders	1,250,000 shares
Common stock to be outstanding immediately after this offering	13,180,261 shares
Use of Proceeds
We intend to use the net proceeds from this offering, together with cash flow from operations, to fund new store openings, store improvements, infrastructure improvements, working capital and other general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	"ZUMZ"
Risk Factors	See "Risk Factors" beginning on page 7 for a discussion of some of the factors that you should consider carefully before deciding to purchase our common stock.

          The number of shares of common stock that will be outstanding immediately after this offering is based on the number of shares outstanding on January 29, 2005 and excludes the following shares:

  •
  1,855,397 shares issuable upon exercise of outstanding options at January 29, 2005, with a weighted average exercise price of $3.54 per share;

  •
  an aggregate of 3,307,297 additional shares available for future awards under our 2004 Stock Option Plan (the "2004 Option Plan") at January 29, 2005; and

  •
  an aggregate of 3,425,000 additional shares that will be initially available for future awards under our 2005 Equity Incentive Plan (the "2005 Incentive Plan") and our 2005 Employee Stock Purchase Plan (the "Stock Purchase Plan"), plus scheduled annual increases and other potential increases in the number of shares reserved for issuance under the 2005 Incentive Plan.

          Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus:

  •
  gives effect to a 258.6485 for one split of our outstanding common stock that was effected on April 20, 2005;

  •
  assumes no exercise of the underwriters' over-allotment option to purchase up to 468,750 additional shares of common stock from the selling shareholders;

  •
  assumes no exercise of outstanding options;

  •
  is based upon the number of our shares and options outstanding on January 29, 2005; and

  •
  assumes the adoption and filing of our new articles of incorporation in the State of Washington, referred to in this prospectus as our articles of incorporation, and the adoption of our new bylaws, referred to in this prospectus as our bylaws, in connection with our reincorporation in the State of Washington, which will be completed prior to the closing of this offering and which will, among other things, change our common stock from $0.01 par value per share to no par value and increase our authorized capital stock.

          In addition, unless otherwise expressly stated or the context otherwise requires, information concerning ownership of our common stock assumes that all of the shares of our common stock held by Zumiez Holdings have been distributed in accordance with the terms of its limited liability company agreement. This distribution will occur prior to the closing of this offering. See "Certain Relationships and Related Transactions—Equity Sales and Related Transactions." The exact number of shares that will be distributed to the persons entitled to those shares will depend upon the public offering price of our common stock in this offering. The information in this preliminary prospectus regarding the number of shares of common stock owned by those persons has been calculated based upon an assumed public offering price of $16.00 per share (the mid-point of the price range reflected on the cover of this preliminary prospectus) and will change unless the actual public offering price in this offering is $16.00 per share.

Summary Financial Data

          The following tables provide summary historical financial data for the periods indicated. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

          Through and including December 31, 2002, our fiscal year ended on December 31 and was the same as the calendar year. Subsequent to December 31, 2002, we changed our fiscal year to end on the Saturday closest to January 31 and, as a result, the following tables include financial data as of and for the one month ended February 1, 2003, which was the one month transition period following the end of the fiscal year ended December 31, 2002 and prior to the beginning of the fiscal year ended January 31, 2004. Each fiscal year ending subsequent to December 31, 2002 consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Our fiscal years ended December 31, 2000, 2001 and 2002, January 31, 2004 and January 29, 2005 each consisted of 52 weeks. In this prospectus, we refer to the fiscal year ended January 31, 2004 as "fiscal 2003" and to the fiscal year ended January 29, 2005 as "fiscal 2004."

          The summary statement of operations data for the fiscal year ended December 31, 2002, the one month ended February 1, 2003, the fiscal year ended January 31, 2004 and the fiscal year ended January 29, 2005 and the summary balance sheet data as of February 1, 2003, January 31, 2004 and January 29, 2005 are derived from our audited financial statements, which are included elsewhere in this prospectus. The summary statement of operations data for the fiscal years ended December 31, 2000 and 2001 and the summary balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited financial statements not included in this prospectus.

	Fiscal Year Ended December 31,
				One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004
						Fiscal Year Ended January 29, 2005
	2000	2001	2002
	(In thousands, except share and per share data)
Statement of Operations Data:
Net sales	$60,827	$84,735	$101,391	$6,392	$117,857	$153,583
Cost of goods sold	41,027	57,534	71,017	4,575	81,320	103,152

Gross margin	19,800	27,201	30,374	1,817	36,537	50,431
Selling, general and administrative expenses	14,010	20,470	23,404	2,013	29,076	38,422

Operating profit (loss)	5,790	6,731	6,970	(196)	7,461	12,009
Other income (expense)	36	(3)	148	—	8	8
Interest expense	(335)	(322)	(317)	(12)	(293)	(250)

Earnings (loss) before income taxes	5,491	6,406	6,801	(208)	7,176	11,767
Provision (benefit) for income taxes(1)	—	—	1,096	(39)	2,701	4,500

Net income (loss)	$5,491	$6,406	$5,705	$(169)	$4,475	$7,267

Net income (loss) per share
Basic	$0.54	$0.63	$0.49	$(0.01)	$0.40	$0.64
Diluted	$0.43	$0.50	$0.42	$(0.01)	$0.35	$0.56
Weighted average shares outstanding
Basic	10,128,132	10,132,983	11,547,012	11,305,261	11,305,261	11,305,261
Diluted	12,629,007	12,718,806	13,581,579	11,305,261	12,811,855	12,938,858

(1)
For fiscal 2000 and 2001 and for a portion of fiscal 2002 ended November 3, 2002, we were treated as a Subchapter S corporation for federal income tax purposes and, as a result, we were exempt from paying federal and state income taxes for those periods. As a result, our results of operations for fiscal 2000 and 2001 do not reflect any provision for income taxes and our provision for income taxes for fiscal 2002 reflects a provision for only the last two months of fiscal 2002. Accordingly, our provision for income taxes and our total and per share net income for fiscal 2000, 2001 and 2002 are not comparable to our provision for income taxes and our total and per share net income for the subsequent periods reflected in this table. See note 1 to our financial statements included elsewhere in this prospectus.

	December 31,
				February 1, 2003	January 31, 2004	January 29, 2005
	2000	2001	2002
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,536	$645	$7,722	$482	$578	$1,026
Working capital	1,335	1,108	(556)	(455)	2,975	4,756
Total assets	20,996	28,180	42,608	36,003	41,558	54,811
Total long term liabilities	1,772	2,237	1,955	1,935	2,613	5,576
Total shareholders' equity	7,488	11,916	14,136	13,967	18,438	25,799

	Fiscal Year Ended December 31,
				One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005
	2000	2001	2002
	(Dollars in thousands except net sales per square foot)
Other Financial Data:
Gross margin percentage(1)	32.6%	32.1%	30.0%	28.4%	31.0%	32.8%
Capital expenditures	$3,315	$7,500	$7,186	$42	$5,937	$11,060
Depreciation	$1,694	$2,348	$3,571	$332	$4,185	$5,857
Store Data:
Number of stores open at end of period	64	80	99	99	113	140
Comparable store sales increase (decrease)(2)(3)	18.5%	20.2%	(1.1)%	(5.8)%	4.3%	9.6%
Net sales per store(3)(4)	$1,049	$1,203	$1,105	$65	$1,131	$1,195
Total square footage at end of period(5)	147,223	194,651	247,476	247,476	288,784	371,864
Average square footage per store at end of period(6)	2,300	2,433	2,500	2,500	2,556	2,656
Net sales per square foot(3)(7)	$456	$506	$443	$26	$448	$457

(1)
Gross margin percentage represents gross margin divided by net sales.

(2)
Comparable store sales percentage changes are calculated by comparing comparable store sales for the applicable fiscal year to comparable store sales for the prior fiscal year or, in the case of the one month ended February 1, 2003, by comparison to comparable store sales for the one month ended February 2, 2002. Comparable store sales are based on net sales, and stores are considered comparable beginning on the first anniversary of their first day of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General" for more information about how we compute comparable store sales.

(3)
Comparable store sales, net sales per store and net sales per square foot include our in-store sales and our Internet sales. Our Internet sales represented less than 1.0% of our total net sales in each of the periods presented.

(4)
Net sales per store represents net sales for the period divided by the average number of stores open during the period. For purposes of this calculation, the average number of stores open during the period is equal to the sum of the number of stores open as of the end of each month during the period divided by the number of months in the period.

(5)
Total square footage at end of period includes retail selling, storage and back office space.

(6)
Average square footage per store at end of period is calculated on the basis of the total square footage at end of period, including retail selling, storage and back office space, of all stores open at the end of the period.

(7)
Net sales per square foot represents net sales for the period divided by the average square footage of stores open during the period. For purposes of this calculation, the average square footage of stores open during the period is equal to the sum of the total square footage of the stores open as of the end of each month during the period divided by the number of months in the period.

RISK FACTORS

          An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial statements and other information contained in this prospectus, before making a decision to buy our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

Our growth strategy depends on our ability to open and operate a significant number of new stores each year, which could strain our resources and cause the performance of our existing stores to suffer.

          Our growth will largely depend on our ability to open and operate new stores successfully. However, our ability to open new stores is subject to a variety of risks and uncertainties, and we may be unable to open new stores as planned, and any failure to successfully open and operate new stores would have a material adverse effect on our results of operations and on the market price of our common stock. We opened 27 stores in fiscal 2004 and 15 stores in fiscal 2003. We plan to open approximately 35 stores in our fiscal year ending in January 2006, which we refer to as "fiscal 2005," an increase of 25.0% over our store base as of the end of fiscal 2004. We intend to continue to open a significant number of new stores in future years while remodeling a portion of our existing store base annually. However, there can be no assurance that we will open the planned number of new stores in fiscal 2005 or thereafter. In addition, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and our overall business. To the extent our new store openings are in markets where we already have stores, we may experience reduced net sales in existing stores in those markets. In addition, successful execution of our growth strategy may require that we obtain additional financing, and we cannot assure you that we will be able to obtain that financing on acceptable terms or at all.

If we fail to effectively execute our expansion strategy, we may not be able to successfully open new store locations in a timely manner, if at all, which could have an adverse affect on our net sales and results of operations.

          Our ability to open and operate new stores successfully depends on many factors, including, among others, our ability to:

  •
  identify suitable store locations, the availability of which is outside of our control;

  •
  negotiate acceptable lease terms, including desired tenant improvement allowances;

  •
  source sufficient levels of inventory at acceptable costs to meet the needs of new stores;

  •
  hire, train and retain store personnel;

  •
  successfully integrate new stores into our existing operations; and

  •
  identify and satisfy the merchandise preferences of new geographic areas.

          In addition, many of our planned new stores are to be opened in regions of the United States in which we currently have few, or no, stores. The expansion into these markets may present competitive, merchandising and distribution challenges that are different from those currently encountered in our existing markets. Any of these challenges could adversely affect our business and results of operations.

Our business is dependent upon our being able to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors; failure to do so could have a material adverse effect on us.

          Customer tastes and fashion trends in the action sports lifestyle market are volatile and tend to change rapidly. Our success depends on our ability to effectively anticipate, identify and respond to changing fashion tastes and consumer preferences, and to translate market trends into appropriate, saleable product offerings in a timely manner. If we are unable to successfully anticipate, identify or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales may be lower than predicted and we may be faced with a substantial amount of unsold inventory or missed opportunities. In response to such a situation, we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory, which could have a material adverse effect on our results of operations.

Our ability to attract customers to our stores depends heavily on the success of the shopping malls in which our stores are located; any decrease in customer traffic in those malls could cause our sales to be less than expected.

          In order to generate customer traffic we depend heavily on locating our stores in prominent locations within successful shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of a mall's other tenants to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Our sales volume and mall traffic generally may be adversely affected by, among other things, economic downturns in a particular area, competition from Internet retailers, non-mall retailers and other malls, increases in gasoline prices and the closing or decline in popularity of other stores in the malls in which we are located. A reduction in mall traffic as a result of these or any other factors could have a material adverse effect on our business, results of operations and financial condition.

Our sales and inventory levels fluctuate on a seasonal basis, leaving our operating results particularly susceptible to changes in back-to-school and holiday shopping patterns.

          Our sales are typically disproportionately higher in the third and fourth fiscal quarters of each fiscal year due to increased sales during the back-to-school and winter holiday shopping seasons. Sales during these periods cannot be used as an accurate indicator of annual results. Our sales in the first and second fiscal quarters are typically lower than in our second and third fiscal quarters due, in part, to the traditional retail slowdown immediately following the winter holiday season. Any significant decrease in sales during the back-to-school and winter holiday seasons would have a material adverse effect on our financial condition and results of operations. In addition, in order to prepare for the back-to-school and winter holiday shopping seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly results of operations are volatile and may decline.

          Our quarterly results of operations have fluctuated significantly in the past and can be expected to continue to fluctuate significantly in the future. As discussed above, our sales and operating results are typically lower in the first and second quarters of our fiscal year due, in part, to the traditional retail slowdown immediately following the winter holiday season. Our quarterly results of operations are affected by a variety of other factors, including:

  •
  the timing of new store openings and the relative proportion of our new stores to mature stores;

  •
  fashion trends and changes in consumer preferences;

  •
  calendar shifts of holiday or seasonal periods;

  •
  changes in our merchandise mix;

  •
  timing of promotional events;

  •
  general economic conditions and, in particular, the retail sales environment;

  •
  actions by competitors or mall anchor tenants;

  •
  weather conditions;

  •
  the level of pre-opening expenses associated with our new stores; and

  •
  inventory shrinkage beyond our historical average rates.

Our business is susceptible to weather conditions that are out of our control, and unseasonable weather could have a negative impact on our results of operations.

          Our business is susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions, particularly in the western United States where we have a concentration of stores, could have a material adverse effect on our business and results of operations.

We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease.

          The teenage and young adult retail apparel, hardgoods and accessories industry is highly competitive. We compete with other retailers for vendors, teenage and young adult customers, suitable store locations, qualified store associates and management personnel. In the softgoods markets, which includes apparel, accessories and footwear, we currently compete with other teenage-focused retailers such as Abercrombie & Fitch Co., Aeropostale, Inc., American Eagle Outfitters, Inc., Anchor Blue Clothing Company, Charlotte Russe Inc., Claire's Stores, Inc., Forever 21, Inc., Hollister Co., Hot Topic, Inc., Old Navy, Inc., Pacific Sunwear of California, Inc., The Buckle, Inc., The Wet Seal, Inc. and Urban Outfitters, Inc. In addition, in the softgoods market we compete with independent specialty shops, department stores, and direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce. In the hardgoods markets, which includes skateboards, snowboards, bindings, components and other equipment, we compete directly or indirectly with the following categories of companies: other specialty retailers that compete with us across a significant portion of our merchandising categories, such as local snowboard and skate shops; large-format sporting goods stores and chains, such as Big 5 Sporting Goods Corporation, Dick's Sporting Goods, Inc., Sport Chalet, Inc. and The Sports Authority Inc., which operates stores under the brand names Sports Authority, Gart Sports, Oshman's and Sportmart; and Internet retailers.

          Some of our competitors are larger than we are and have substantially greater financial, marketing and other resources than we do. Direct competition with these and other retailers may increase significantly in the future, which could require us, among other things, to lower our prices and could result in the loss of our customers. Current and increased competition could have a material adverse effect on our business, results of operations and financial condition.

If we fail to maintain good relationships with vendors or if a vendor is otherwise unable or unwilling to supply us with adequate quantities of their products at acceptable prices, our business and financial performance could suffer.

          Our business is dependent on continued good relations with our vendors. In particular, we believe that we generally are able to obtain attractive pricing and other terms from vendors because we are perceived as a desirable customer, and a deterioration in our relationship with our vendors would likely have a material adverse effect on our business. We do not have any contractual relationships with our vendors and, accordingly, there can be no assurance that our vendors will provide us with an adequate supply or quality of products or acceptable pricing. Our vendors could discontinue selling to us or raise the prices they charge at any time. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, certain of our vendors sell their products directly to the retail market and therefore compete with us directly, and other vendors may decide to do so in the future. There can be no assurance that such vendors will not decide to discontinue supplying their products to us, supply us only less popular or lesser quality items, raise the prices they charge us or focus on selling their products directly. Any inability to acquire suitable merchandise at acceptable prices, or the loss of one or more key vendors, would have a material adverse effect on our business, results of operations and financial condition.

If we lose key management or are unable to attract and retain the talent required for our business, our financial performance could suffer.

          Our performance depends largely on the efforts and abilities of our senior management, including our Co-Founder and Chairman, Thomas D. Campion, our President and Chief Executive Officer, Richard M. Brooks, our Chief Financial Officer, Brenda I. Morris, and our General Merchandising Manager, Lynn K. Kilbourne. None of our employees, except Mr. Brooks, has an employment agreement with us and we do not have, and do not plan to obtain, key person life insurance covering any of our employees. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business or achieve our growth objectives. As our business grows, we will need to attract and retain additional qualified management personnel in a timely manner and we may not be able to do so.

Our failure to meet our staffing needs could adversely affect our ability to implement our growth strategy and could have a material impact on our results of operations.

          Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including regional managers, district managers, store managers and store associates, who understand and appreciate our corporate culture based on a passion for the action sports lifestyle and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber, skills and number needed to fill these positions may be in short supply in some areas, and the employee turnover rate in the retail industry is high. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of suitable employees. If we are unable to hire and retain store managers and store associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our ability to open new stores may be impaired and the performance of our existing and new stores could be materially adversely affected. We are also dependent upon temporary personnel to adequately staff our stores and distribution center, particularly during busy periods such as the back-to-school and winter holiday seasons. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of temporary personnel. Although none of our employees is currently covered by collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future, which could increase our labor costs and could subject us to the risk of work stoppages and strikes. Any such failure to meet our staffing needs, any material increases in employee turnover rates, any increases in labor costs or any work stoppages or interruptions or strikes could have a material adverse effect on our business or results of operations.

Our operations, including our sole distribution center, are concentrated in the western United States, which makes us susceptible to adverse conditions in this region.

          Our home office and sole distribution center are located in a single facility in Washington, and a substantial number of our stores are located in Washington and the western half of the United States. As a result, our business may be more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, economic and weather conditions, demographic and population changes and fashion tastes. In addition, we rely on a single distribution center in Everett, Washington to receive, store and distribute merchandise to all of our stores and to fulfill our Internet sales. As a result, a natural disaster or other catastrophic event, such as an earthquake affecting western Washington, in particular, or the West Coast, in general, could significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition.

We are required to make substantial rental payments under our operating leases and any failure to make these lease payments when due would likely have a material adverse effect on our business and growth plans.

          We do not own any of our retail stores or our combined home office and distribution center, but instead we lease all of these facilities under operating leases. Payments under these operating leases account for a significant portion of our operating expenses. For example, total rental expense, including additional rental payments (or "percentage rent") based on sales of some of the stores, common area maintenance charges and real estate taxes, under operating leases was $13.9 million and $17.1 million for fiscal year 2003 and fiscal year 2004, respectively, and, as of January 29, 2005, we were a party to operating leases requiring future minimum lease payments aggregating approximately $48.2 million through fiscal year 2009 and approximately $26.2 million thereafter. In addition, substantially all of our store leases provide for additional rental payments based on sales of the respective stores, as well as common area maintenance charges, and require that we pay real estate taxes, none of which is included in the amount of future minimum lease payments. We expect that any new stores we open will also be leased by us under operating leases, which will further increase our operating lease expenses.

          Our substantial operating lease obligations could have significant negative consequences, including:

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  increasing our vulnerability to general adverse economic and industry conditions;

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  limiting our ability to obtain additional financing;

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  requiring that a substantial portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes;

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  limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

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  placing us at a disadvantage with respect to some of our competitors.

          We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to service our operating lease expenses, grow our business, respond to competitive challenges or to fund our other liquidity and capital needs, which would have a material adverse effect on us.

This offering and our proposed reincorporation in Washington require waivers or consents from landlords of some of our retail store locations which we have not obtained, and our failure to obtain these waivers and consents could have a material adverse effect on us.

          The leases for some of our retail stores require that we obtain waivers or consents from the landlords in order to effect this offering and our reincorporation in the State of Washington, which reincorporation will occur prior to the closing of this offering. We have obtained consents or waivers from the lessors under most of these leases. However, we are currently aware of three store leases for which we have not obtained required consents and waivers, and while we are currently seeking waivers or consents under these leases, there can be no assurance that we will obtain them. In addition, it is possible that we may not have accurately identified all store leases under which waivers or consents are required in connection with this offering or such reincorporation.

          Our failure to obtain the required waivers or consents, or our failure to accurately determine which of our store leases have a waiver or consent requirement triggered by this offering or our reincorporation in the State of Washington, could result in the landlords exercising the remedies set forth in the particular store leases. These remedies may include, in certain instances, termination of the store leases. Any such termination would require us to enter into a new lease with the landlord, possibly at a higher rental rate, or, if we were unable to do so, would result in a loss of revenue from the store in question, would require us to find and lease, possibly at a higher rental rate, a new location for that store and incur the cost of improving that new location and other costs, and could result in charges resulting from the write off of improvements to the store that had been closed. These landlords may also seek to increase our rental payments, renegotiate our leases or obtain other concessions or payments from us as a condition to providing their waivers or consents. Accordingly, our failure to obtain all waivers and consents required under our store leases could have a material adverse effect on our results of operations and financial condition.

The terms of our revolving credit facility impose operating and financial restrictions on us that may impair our ability to respond to changing business and economic conditions. This impairment could have a significant adverse impact on our business.

          We have a $20 million revolving credit facility with Bank of America, N.A., which we use for inventory financing and other general corporate purposes, that contains a number of significant restrictions and covenants that generally limit our ability to, among other things, (1) incur additional indebtedness or certain lease obligations outside the ordinary course of business; (2) enter into sale/leaseback transactions; (3) make certain changes in our management; and (4) undergo a change in ownership. In addition, our obligations under the revolving credit facility are secured by almost all of our personal property, including, among other things, our inventory, equipment and fixtures. Our revolving credit facility also contains financial covenants that require us to meet certain specified financial ratios, including a debt to earnings ratio, an earnings to interest expense ratio and an inventory to debt ratio. Our ability to comply with these ratios may be affected by events beyond our control.

          A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the revolving credit facility. If a default occurs, the lender may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, whether at their maturity or if declared due and payable by the lender following a default, the lender has the right to proceed against the collateral granted to it to secure the indebtedness. As a result, any breach of these covenants or failure to comply with these ratios could have a material adverse effect on us. In that regard, in fiscal 2002 we breached certain financial covenants in a prior credit facility which required that we obtain waivers from the lender. These breaches did not have a material adverse impact on our financial condition or results of operations. There can be no assurance that we will not breach the covenants or fail to comply with the ratios in our revolving credit facility or any other debt agreements we may enter into in the future and, if a breach occurs, there can be no assurance that we will be able to obtain necessary waivers or amendments from the lenders.

          The restrictions contained in our revolving credit facility could: (1) limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and (2) adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in our interest.

Our business could suffer as a result of United Parcel Service being unable to distribute our merchandise.

          We rely upon United Parcel Service for our product shipments, including shipments to, from and between our stores. Accordingly, we are subject to risks, including employee strikes and inclement weather, which may affect United Parcel Service's ability to meet our shipping needs. Among other things, any circumstances that require us to use other delivery services for all or a portion of our shipments could result in increased costs and delayed deliveries and could harm our business materially. In addition, although we have a contract with United Parcel Service that expires in June 2007, United Parcel Service has the right to terminate the contract upon 30 days written notice. Although the contract with United

Parcel Service provides certain discounts from the shipment rates in effect at the time of shipment, the contract does not limit United Parcel Services' ability to raise the shipment rates at any time. Accordingly, we are subject to the risk that United Parcel Service may increase the rates they charge, that United Parcel Service may terminate their contract with us, that United Parcel Service may decrease the rate discounts provided to us when an existing contract is renewed or that we may be unable to agree on the terms of a new contract with United Parcel Service, any of which could materially adversely affect our operating results.

Our business could suffer if a manufacturer fails to use acceptable labor practices.

          We do not control our vendors or the manufacturers that produce the products we buy from them, nor do we control the labor practices of our vendors and these manufacturers. The violation of labor or other laws by any of our vendors or these manufacturers, or the divergence of the labor practices followed by any of our vendors or these manufacturers from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations. In that regard, most of the products sold in our stores are manufactured overseas, primarily in Asia and Central America, which may increase the risk that the labor practices followed by the manufacturers of these products may differ from those considered acceptable in the United States.

Our failure to adequately anticipate a correct mix of private label merchandise may have a material adverse effect on our business.

          Sales from private label merchandise accounted for 12.8% of our net sales in fiscal 2004. We may take steps to increase the percentage of net sales of private label merchandise in the future, although there can be no assurance that we will be able to achieve increases in private label merchandise sales as a percentage of net sales. Because our private label merchandise generally carries higher gross margins than other merchandise, our failure to anticipate, identify and react in a timely manner to fashion trends with our private label merchandise, particularly if the percentage of net sales derived from private label merchandise increases, may have a material adverse effect on our comparable store sales, financial condition and results of operations.

Most of our merchandise is produced by foreign manufacturers; therefore the availability and costs of these products may be negatively affected by risks associated with international trade and other international conditions.

          Most of our merchandise is produced by manufacturers in Asia and Central America. Some of these facilities are also located in regions that may be affected by natural disasters, political instability or other conditions that could cause a disruption in trade. Trade restrictions such as increased tariffs or quotas, or both, could also affect the importation of merchandise generally and increase the cost and reduce the supply of merchandise available to us. Any reduction in merchandise available to us or any increase in its cost due to tariffs, quotas or local issues that disrupt trade could have a material adverse effect on our results of operations. Although the prices charged by vendors for the merchandise we purchase are all denominated in United States dollars, a continued decline in the relative value of the United States dollar to foreign currencies could lead to increased merchandise costs, which could negatively affect our competitive position and our results of operation.

If our information systems hardware or software fails to function effectively or does not scale to keep pace with our planned growth, our operations could be disrupted and our financial results could be harmed.

          Over the past several years, we have made improvements to our existing hardware and software systems, as well as implemented new systems. If these or any other information systems and software do not work effectively, this could adversely impact the promptness and accuracy of our transaction processing, financial accounting and reporting and our ability to manage our business and properly forecast operating results and cash requirements. To manage the anticipated growth of our operations and personnel, we may need to continue to improve our operational and financial systems, transaction processing, procedures and controls, and in doing so could incur substantial additional expenses which could harm our financial results. In addition, as discussed below, we will be required to improve our financial and managerial controls, reporting systems and procedures to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Our inability or failure to protect our intellectual property or our infringement of other's intellectual property could have a negative impact on our operating results.

          We believe that our trademarks and domain names are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trademarks or domain names could diminish the value of the Zumiez brand, our store concept, our private label brands or our goodwill and cause a decline in our net sales. At this time, we have not secured protection for our trademarks in any jurisdiction outside of the United States, and thus we cannot prevent other persons from using our trademarks outside of the United States, which also could materially adversely affect our business. We are also subject to the risk that we may infringe on the intellectual property rights of third parties. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to pay royalties or license fees. As a result, any such claim could have a material adverse effect on our operating results.

The effects of war or acts of terrorism could adversely affect our business.

          Substantially all of our stores are located in shopping malls. Any threat of terrorist attacks or actual terrorist events, particularly in public areas, could lead to lower customer traffic in shopping malls. In addition, local authorities or mall management could close shopping malls in response to security concerns. Mall closures, as well as lower customer traffic due to security concerns, would likely result in decreased sales. Additionally, the escalation of the armed conflicts in the Middle East, or the threat, escalation or commencement of war or other armed conflict elsewhere, could significantly diminish consumer spending, and result in decreased sales for us. Decreased sales would have a material adverse effect on the our business, financial condition and results of operations.

Failure to successfully integrate any businesses or stores that we acquire could have an adverse impact on our results of operations.

          We may from time to time acquire other retail stores, individually or in groups, or businesses. We may experience difficulties in assimilating any stores or businesses we may acquire, and any such acquisitions may also result in the diversion of our capital and our management's attention from other business issues and opportunities. We may not be able to successfully integrate any stores or businesses that we may acquire, including their facilities, personnel, financial systems, distribution, operations and general operating procedures. If we fail to successfully integrate acquisitions, we could experience increased costs and other operating inefficiencies, which could have an adverse effect on our results of operations.

Our executive officers and the Brentwood Affiliates have significant influence over, and acting collectively can control, our management and affairs.

          Our executive officers and the Brentwood Affiliates will, in the aggregate, beneficially own approximately 72.4% of our outstanding common stock immediately following the completion of this offering, or approximately 68.8% of our outstanding common stock if the underwriters' over-allotment option is exercised in full. Specifically, the Brentwood Affiliates will beneficially own approximately 25.5% of our outstanding common stock immediately following this offering, and Thomas D. Campion, our Chairman of the Board, and Richard M. Brooks, our President and Chief Executive Officer, will beneficially own approximately 29.1% and 17.7%, of our outstanding common stock, respectively, immediately following this offering. If the underwriters' over-allotment option is exercised in full, then the Brentwood Affiliates will beneficially own approximately 22.5% of our outstanding common stock, and Mr. Campion and Mr. Brooks will beneficially own approximately 29.1% and 17.1% of our outstanding common stock, respectively, immediately following this offering.

          As a result, the Brentwood Affiliates and Messrs. Campion and Brooks will individually have significant influence over, and acting together will control, matters requiring approval by our shareholders, including the election of directors and approval of mergers, consolidations, sales of assets, recapitalizations and amendments to our articles of incorporation. These shareholders may take actions with which you do not agree, including actions that delay, defer or prevent a change of control of our company and that could cause the price that investors are willing to pay for our common stock to decline.

Our Internet operations subject us to numerous risks that could have an adverse effect on our results of operations.

          Although Internet sales constitute only a small portion of our overall sales, our Internet operations subject us to certain risks that could have an adverse effect on our operational results, including:

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  diversion of traffic and sales from our stores;

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  liability for online content; and

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  risks related to the computer systems that operate our website and related support systems, including computer viruses and electronic break-ins and similar disruptions.

          In addition, risks beyond our control, such as governmental regulation of the Internet, entry of our vendors in the Internet business in competition with us, online security breaches and general economic conditions specific to the Internet and online commerce could have an adverse effect on our results of operations.

The outcome of litigation could have a material adverse effect on our business.

          We are involved, from time to time, in litigation incidental to our business. Management believes, after considering a number of factors and the nature of the legal proceedings to which we are subject, that the outcome of current litigation will not have a material adverse effect upon our results of operations or financial condition. However, management's assessment of our current litigation could change in light of the discovery of facts not presently known to us or determinations by judges, juries or other finders of fact that are not in accord with management's evaluation of the possible liability or outcome of such litigation. As a result, there can be no assurance that the actual outcome of pending or future litigation will not have a material adverse effect on our results of operations or financial condition.

We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance.

          We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC and The Nasdaq Stock Market, have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act as discussed in the following risk factor, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could have a material adverse effect on our results of operations and financial condition.

          In addition, we currently have only one director who qualifies as an independent director under the rules of the SEC and The Nasdaq Stock Market, and those rules require that we appoint a second independent director within 90 days, and a third independent director within one year, following this offering. Any failure to appoint these additional independent directors by these deadlines would allow The

Nasdaq Stock Market to de-list our common stock and could result in adverse publicity and other sanctions, which could have a material adverse effect on our results of operations and the market value of our common stock.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

          Reporting obligations as a public company and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management's assessment and on the effectiveness of our internal control over financial reporting by the time our annual report for fiscal 2006 is due and thereafter, which will require us to document and make significant changes to our internal controls over financial reporting. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on management's assessment and on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

Risks Related to this Offering

Our stock price may be volatile and the market price of our common stock may decline.

          Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. An active trading market for our common stock may never develop or may not be sustained, which could adversely affect your ability to sell your shares and the market price of your shares. The initial public offering price for the shares was determined by negotiations between us, the selling shareholders and the underwriters and does not purport to be indicative of prices at which our common stock will trade upon completion of this offering.

          The stock market in general, and the market for stocks of some retailers, has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this "Risk Factors" section and others such as:

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  variations in our operating performance and the performance of our competitors;

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  actual or anticipated fluctuations in our quarterly or annual operating results;

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  changes in our net sales or earnings estimates or recommendations by securities analysts;

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  publication of research reports by securities analysts about us or our competitors or our industry;

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  our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;

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  additions and departures of key personnel;

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  strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

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  the passage of legislation or other regulatory developments affecting us or our industry;

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  speculation in the press or investment community;

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  changes in accounting principles;

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  terrorist acts, acts of war or periods of widespread civil unrest; and

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  changes in general market and economic conditions.

          In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

We may invest or spend the proceeds of this offering in ways you may not agree with or in ways which may not yield a return.

          We will have broad discretion over the net proceeds from this offering received by us. We may use these funds to acquire or invest in businesses, stores or products. We have not reserved specific amounts for any particular purposes, and we cannot specify with certainty how we will use these funds. Accordingly, our management will have considerable discretion in the application of these funds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. These funds may be used for purposes that do not improve our operating results or the market value of our stock. Until these funds are used, they may be placed in investments that do not produce income or that lose value.

Future sales of our common stock in the public market could cause our stock price to fall.

          Sales of our common stock in the public market after this offering, or the perception that such sales might occur, could cause the market price of our common stock to decline. Immediately after completion of this offering, we will have 13,180,261 shares of common stock outstanding, including approximately 3,361,837 shares that will be beneficially owned by the Brentwood Affiliates, in each case based on shares outstanding as of January 29, 2005. In general, the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the "Securities Act." In addition, all of the 10,055,261 remaining shares of our common stock that will be outstanding immediately after completion of this offering will be available for sale in the public markets, pursuant to Rule 144 or Rule 701 under the Securities Act, 180 days (subject to extension for up to an additional 34 days under limited circumstances as described under "Underwriting") after the completion of this offering following the expiration of lock-up agreements entered into by our directors and officers and all of our shareholders for the benefit of the underwriters. Furthermore, immediately after completion of this offering and based on shares outstanding as of January 29, 2005, the holders of those 10,055,261 shares of our outstanding common stock, including the Brentwood Affiliates, will also have the right to include those shares in any registration statement we file with the SEC, subject to exceptions, which would enable those shares to be sold in the public markets, subject to the restrictions under the lock-up agreements referred to above.

          Any or all of the shares subject to the lock-up agreements may be released for sale in the public market prior to expiration of the lock-up period at the discretion of Wachovia Capital Markets, LLC and Piper Jaffray & Co. Sales of our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. For additional information, see "Shares Eligible for Future Sale" and "Underwriting."

Purchasers in this offering will immediately experience substantial dilution in net tangible book value of their shares.

          The initial public offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Purchasers in this offering will suffer immediate dilution of $12.05 per share in net tangible book value, based on the sale of shares of common stock to be sold by us in this offering at an assumed initial public offering price of $16.00 per share of common stock (the mid-point of the price range set forth on the cover of this preliminary prospectus). See "Dilution."

We have outstanding options that have the potential to dilute shareholder value and cause the price of our common stock to decline.

          In the past, we have offered, and we expect to continue to offer, stock options or other forms of stock-based compensation to our directors, officers and employees. Stock options issued in the past have per share exercise prices below the initial public offering price per share. As of January 29, 2005, we had options outstanding to purchase 1,855,397 shares of our common stock at exercise prices ranging from $0.46 to $7.73 per share, and a weighted average exercise price of $3.54 per share. If some or all of these options are exercised and such shares are sold into the public market, the market price of our common stock may decline.

Washington law and our articles of incorporation and bylaws contain antitakeover provisions that could delay, discourage or prevent takeover attempts that shareholders may consider favorable or attempts to replace or remove our management that would be beneficial to our shareholders.

          Certain provisions of our articles of incorporation and our bylaws and of Washington law may delay, discourage or prevent transactions that our shareholders may consider favorable, including transactions that could provide for payment of a premium over the prevailing market price of our common stock, and also may limit the price that investors are willing to pay in the future for our common stock. For example, our articles of incorporation contain provisions, such as allowing our board of directors to issue preferred stock with rights superior to those of our common stock without the consent of our shareholders and prohibitions on cumulative voting in the election of directors, which could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our articles of incorporation provide for our board of directors to be divided into three classes serving staggered terms of three years each, permit removal of directors only for cause, provide that vacancies on the board of directors may be filled only by the affirmative vote of a majority of directors then in office, and require two-thirds shareholder approval of certain types of business transactions and to amend our bylaws. Furthermore, our bylaws require advance notice of shareholder proposals and nominations of candidates for election to our board of directors and eliminate the ability of shareholders to call for special shareholder meetings. In addition, Chapter 23B.19 of the Washington Business Corporation Act prohibits certain business combinations between us and certain significant shareholders unless certain conditions are met. These provisions may have the effect of delaying, deterring or preventing a third-party from acquiring us. See "Description of Capital Stock—Antitakeover Effects of Washington Law and Certain Provisions of Our Articles of Incorporation and Our Bylaws."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

          This prospectus includes forward-looking statements that are based on our expectations regarding net sales, selling, general and administrative expenses, profitability, financial position, business strategy, new store openings, and plans and objectives of management. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us and our business, industry, markets and consumers, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among others, those described in "Risk Factors" and elsewhere in this prospectus, and the following:

  •
  our ability to open and operate new stores successfully;

  •
  our ability to anticipate, identify and respond to fashion trends and customer preferences;

  •
  our dependence on mall traffic for our sales;

  •
  seasonal fluctuations in our business;

  •
  unseasonable weather conditions;

  •
  competition, including promotional and pricing competition; and

  •
  changes in the availability or cost of merchandise, labor or delivery services.

          These risks are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We assume no obligation to update any forward-looking statements as a result of new information, future events or developments.

          You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected or implied in the forward-looking statements.

          The market and demographic data included in this prospectus concerning our business and markets, including data regarding retail sales of skateboard, snowboard and surf/bodyboard merchandise, data regarding participation in board sports and data regarding spending by teenagers in the United States is estimated and is based on data made available by market research firms, industry trade associations or other publicly available information.

USE OF PROCEEDS

          We estimate that the net proceeds from the shares to be sold by us in this offering will be approximately $26.2 million, based on an assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover of this preliminary prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

          We intend to use the net proceeds from this offering, together with cash flow from operations, to fund new store openings, store improvements, infrastructure improvements, working capital and other general corporate purposes, which may include general and administrative expenses. For fiscal 2005, we have budgeted $14.8 million for new store openings and store improvements and $0.9 million for infrastructure improvements, although the actual amounts that we spend on such items may vary. As a result, we will retain broad discretion over the use of the net proceeds from this offering. In that regard, we consider possible acquisitions of other businesses and stores from time to time and we may therefore apply a portion of the net proceeds to finance all or a portion of the cost of acquisitions. However, we do not currently have any binding agreements or commitments with respect to any acquisitions, and we might be required to obtain additional financing if we were to proceed with an acquisition. Pending application, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or money market accounts.

          The principal purposes of this offering are (1) to provide additional funds for the purposes described above, (2) to attract and retain qualified employees by providing them with equity incentives and (3) to create a public market for our common stock for the benefit of our current shareholders.

DIVIDEND POLICY

          We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our available funds for use in the operation and expansion of our business. Any future determination as to the payment of cash dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors considers to be relevant. In addition, financial and other covenants in any instruments and agreements that we enter into in the future may restrict our ability to pay cash dividends on our common stock.

CAPITALIZATION

          The following table sets forth our cash and cash equivalents and our capitalization as of January 29, 2005, as follows:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to our sale of 1,875,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover of this preliminary prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

          Information in the following table does not give effect to our anticipated use of the proceeds we will receive from this offering. You should read this information together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus.

	As of January 29, 2005
	Actual	As Adjusted
	(Dollars in thousands, except per share data)
Cash and cash equivalents	$1,026	$27,226

Long-term debt(1)	$—	$—

Shareholders' equity(2)
Preferred stock, no par value per share, 20,000,000 shares authorized, none issued and outstanding actual; 20,000,000 shares authorized, none issued and outstanding as adjusted	—	—
Common stock, no par value per share, 50,000,000 shares authorized, 11,305,261 shares issued and outstanding actual; 50,000,000 shares authorized, 13,180,261 shares issued and outstanding as adjusted	44	26,244
Employee stock options	95	95
Retained earnings	25,808	25,808
Receivable from parent	(148)	(148)

Total shareholders' equity	25,799	51,999

Total capitalization(1)	$25,799	$51,999

(1)
All of the indebtedness outstanding under our $20.0 million revolving credit facility is classified as short-term debt. As of January 29, 2005, we had no short-term debt, and $671,000 of letters of credit, outstanding under our revolving credit facility. See note 5 to our financial statements included elsewhere in this prospectus. In addition, we have substantial obligations under operating leases which are not reflected in the above table. See note 9 to our financial statements appearing elsewhere in this prospectus for information as to our obligations under operating leases.

(2)
The outstanding share information in the table above excludes:

  •
  1,855,397 shares issuable upon exercise of outstanding options with a weighted average exercise price of $3.54 per share;

  •
  an aggregate of 3,307,297 additional shares available for future awards under our 2004 Option Plan; and

  •
  an aggregate of 3,425,000 additional shares that will be initially available for future awards under our 2005 Incentive Plan and our Stock Purchase Plan, plus scheduled annual increases and other potential increases in the number of shares reserved for issuance under the 2005 Incentive Plan.

DILUTION

          As of January 29, 2005, our net tangible book value was approximately $25.8 million, or $2.28 per outstanding share of our common stock. The net tangible book value per share of our common stock is the difference between our total tangible assets and our total liabilities, divided by the number of shares of common stock outstanding at that date. For new investors in our common stock, dilution is the per share difference between the initial public offering price of our common stock and the net tangible book value of our common stock.

          After giving effect to our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover of this preliminary prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at January 29, 2005 would have been approximately $52.0 million, or $3.95 per share. This represents an immediate increase in our net tangible book value of $1.67 per share to existing shareholders and an immediate dilution of $12.05 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$16.00
Net tangible book value per share as of January 29, 2005	$2.28
Increase in net tangible book value per share attributable to new investors	1.67

As adjusted net tangible book value per share after giving effect to this offering		$3.95

Dilution per share to new investors		$12.05

          The following table summarizes, as of January 29, 2005, the number and percentage of shares of common stock purchased from us by our existing shareholders and new investors purchasing shares of common stock from us in this offering, as well as the total consideration and the average price per share paid to us by them:

			Total Consideration
	Shares Purchased
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	11,305,261	85.8%	$7,575,584	20.2%	$0.67
New investors	1,875,000	14.2	30,000,000	79.8	16.00

Total	13,180,261	100%	$37,575,584	100%

          The discussion and tables above exclude, as of January 29, 2005:

  •
  1,855,397 shares issuable upon exercise of outstanding options with a weighted average exercise price of $3.54 per share;

  •
  an aggregate of 3,307,297 additional shares available for future awards under our 2004 Option Plan; and

  •
  an aggregate of 3,425,000 additional shares that will be initially available for future awards under our 2005 Incentive Plan and our Stock Purchase Plan, plus scheduled annual increases and other potential increases in the number of shares reserved for issuance under the 2005 Incentive Plan.

          If all of the stock options outstanding at January 29, 2005 were exercised, the number of shares held by existing shareholders would increase to 13,160,658 shares, or approximately 87.5% of the total number of shares of common stock to be outstanding immediately after this offering, and the number of shares purchased from us by new investors would remain the same at 1,875,000 shares, which would represent a decrease to approximately 12.5% of the total number of shares of our common stock to be outstanding immediately after this offering, in each case based upon shares outstanding as of January 29, 2005, and the total consideration paid to us by existing shareholders and new investors would have been approximately $14.1 million and $30.0 million, respectively, or approximately 32.0% and 68.0%, respectively, of the total consideration paid.

SELECTED FINANCIAL DATA

          The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

          Through and including December 31, 2002, our fiscal year ended on December 31 and was the same as the calendar year. Subsequent to December 31, 2002, we changed our fiscal year to end on the Saturday closest to January 31 and, as a result, the following tables include financial data as of and for the one month ended February 1, 2003, which was the one month transition period following the end of the fiscal year ended December 31, 2002 and prior to the beginning of the fiscal year ended January 31, 2004. Each fiscal year ending subsequent to December 31, 2002 consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Our fiscal years ended December 31, 2000, 2001 and 2002, January 31, 2004 and January 29, 2005 each consisted of 52 weeks. In this prospectus, we refer to the fiscal year ended January 31, 2004 as "fiscal 2003" and to the fiscal year ended January 29, 2005 as "fiscal 2004."

          The selected statement of operations data for the fiscal year ended December 31, 2002, the one month ended February 1, 2003, the fiscal year ended January 31, 2004 and the fiscal year ended January 29, 2005 and the selected balance sheet data as of February 1, 2003, January 31, 2004 and January 29, 2005 are derived from our audited financial statements, which are included elsewhere in this prospectus. The selected statement of operations data for the fiscal years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited financial statements not included in this prospectus.

	Fiscal Year Ended December 31,			One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005
	2000	2001	2002
	(In thousands, except share and per share data)
Statement of Operations Data:
Net sales	$60,827	$84,735	$101,391	$6,392	$117,857	$153,583
Cost of goods sold	41,027	57,534	71,017	4,575	81,320	103,152

Gross margin	19,800	27,201	30,374	1,817	36,537	50,431
Selling, general and administrative expenses	14,010	20,470	23,404	2,013	29,076	38,422

Operating profit (loss)	5,790	6,731	6,970	(196)	7,461	12,009
Other income (expense)	36	(3)	148	—	8	8
Interest expense	(335)	(322)	(317)	(12)	(293)	(250)

Earnings (loss) before income taxes	5,491	6,406	6,801	(208)	7,176	11,767
Provision (benefit) for income taxes(1)	—	—	1,096	(39)	2,701	4,500

Net income (loss)	$5,491	$6,406	$5,705	$(169)	$4,475	$7,267

Net income (loss) per share
Basic	$0.54	$0.63	$0.49	$(0.01)	$0.40	$0.64
Diluted	$0.43	$0.50	$0.42	$(0.01)	$0.35	$0.56
Weighted average shares outstanding
Basic	10,128,132	10,132,983	11,547,012	11,305,261	11,305,261	11,305,261
Diluted	12,629,007	12,718,806	13,581,579	11,305,261	12,811,855	12,938,858

(1)
For fiscal 2000 and 2001 and for a portion of fiscal 2002 ended November 3, 2002, we were treated as a Subchapter S corporation for federal income tax purposes and, as a result, we were exempt from paying federal and state income taxes for those periods. As a result, our results of operations for fiscal 2000 and 2001 do not reflect any provision for income taxes and our provision for income taxes for fiscal 2002 reflects a provision for only the last two months of fiscal 2002. Accordingly, our provision for income taxes and our total and per share net income for fiscal 2000, 2001 and 2002 are not comparable to our provision for income taxes and our total and per share net income for the subsequent periods reflected in this table. See note 1 to our financial statements included elsewhere in this prospectus.

	December 31,
				February 1, 2003	January 31, 2004	January 29, 2005
	2000	2001	2002
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,536	$645	$7,722	$482	$578	$1,026
Working capital	1,335	1,108	(556)	(455)	2,975	4,756
Total assets	20,996	28,180	42,608	36,003	41,558	54,811
Total long term liabilities	1,772	2,237	1,955	1,935	2,613	5,576
Total shareholders' equity	7,488	11,916	14,136	13,967	18,438	25,799

	Fiscal Year Ended December 31,			One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005
	2000	2001	2002
	(Dollars in thousands, except net sales per square foot)
Other Financial Data:
Gross margin percentage(1)	32.6%	32.1%	30.0%	28.4%	31.0%	32.8%
Capital expenditures	$3,315	$7,500	$7,186	$42	$5,937	$11,060
Depreciation	$1,694	$2,348	$3,571	$332	$4,185	$5,857
Store Data:
Number of stores open at end of period	64	80	99	99	113	140
Comparable store sales increase (decrease)(2)(3)	18.5%	20.2%	(1.1)%	(5.8)%	4.3%	9.6%
Net sales per store(3)(4)	$1,049	$1,203	$1,105	$65	$1,131	$1,195
Total square footage at end of period(5)	147,223	194,651	247,476	247,476	288,784	371,864
Average square footage per store at end of period(6)	2,300	2,433	2,500	2,500	2,556	2,656
Net sales per square foot(3)(7)	$456	$506	$443	$26	$448	$457

(1)
Gross margin percentage represents gross margin divided by net sales.

(2)
Comparable store sales percentage changes are calculated by comparing comparable store sales for the applicable fiscal year to comparable store sales for the prior fiscal year or, in the case of the one month ended February 1, 2003, by comparison to comparable store sales for the one month ended February 2, 2002. Comparable store sales are based on net sales, and stores are considered comparable beginning on the first anniversary of their first day of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General" for more information about how we compute comparable store sales.

(3)
Comparable store sales, net sales per store and net sales per square foot include our in-store sales and our Internet sales. Our Internet sales represented less than 1.0% of our total net sales in each of the periods presented.

(4)
Net sales per store represents net sales for the period divided by the average number of stores open during the period. For purposes of this calculation, the average number of stores open during the period is equal to the sum of the number of stores open as of the end of each month during the period divided by the number of months in the period.

(5)
Total square footage at end of period includes retail selling, storage and back office space.

(6)
Average square footage per store at end of period is calculated on the basis of the total square footage at end of period, including retail selling, storage and back office space, of all stores open at the end of the period.

(7)
Net sales per square foot represents net sales for the period divided by the average square footage of stores open during the period. For purposes of this calculation, the average square footage of stores open during the period is equal to the sum of the total square footage of the stores open as of the end of each month during the period divided by the number of months in the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" above. See "Cautionary Note Regarding Forward-Looking Statements and Market Data."

          Through and including December 31, 2002, our fiscal year ended on December 31 and was the same as the calendar year. Subsequent to December 31, 2002, we changed our fiscal year to end on the Saturday closest to January 31 and to consist of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Our fiscal years ended December 31, 2002, January 31, 2004 and January 29, 2005 each consisted of 52 weeks and references in this prospectus to "fiscal 2000," "fiscal 2001," "fiscal 2002," "fiscal 2003" and "fiscal 2004" refer to the 52-week periods ended December 31, 2000, December 31, 2001, December 31, 2002, January 31, 2004 and January 29, 2005, respectively. For subsequent fiscal years, we refer to each fiscal year by using the calendar year that is prior to the year in which the fiscal year actually ends. For example, we refer to the fiscal year ending in January 2006 as "fiscal 2005".

          As a result of this change in our fiscal year, the financial data and our financial statements included elsewhere in this prospectus include financial information for the one month ended February 1, 2003, which was the one month transition period following the end of fiscal 2002 and prior to the beginning of fiscal 2003. The following discussion of our results of operations for fiscal 2003 compared to 2002 disregards this one month transition period because we do not believe it is material to an understanding of our results of operations. Likewise, information in this prospectus regarding the compound annual growth rates of our net sales, net sales per store and operating profit, as well as the annual percentage changes in our comparable store net sales and other data regarding changes in our results of operations, for periods encompassing fiscal 2002 and fiscal 2003, do not take into account this one month transition period. We sometimes refer to this one month transition period, which began on January 1, 2003 and ended on February 1, 2003, as the "one-month ended February 1, 2003".

Overview

          We were founded in 1978 by Thomas D. Campion, our Chairman. Our current President and Chief Executive Officer, Richard M. Brooks, joined us as Chief Financial Officer in 1993. In fiscal 2002, certain affiliates (the "Brentwood Affiliates") of Brentwood Private Equity III, LLC, a private equity firm, acquired an indirect 41% minority interest in us through Zumiez Holdings LLC, or "Zumiez Holdings." Since the investment by the Brentwood Affiliates, we have positioned ourselves for accelerated growth by enhancing our infrastructure and deepening our management team. Although these initiatives resulted in increased selling, general and administrative expenses as a percentage of net sales in fiscal 2003 and fiscal 2004, we believe that they improved our ability to continue to expand our business. Moreover, the additional expenses resulting from these initiatives consisted primarily of infrastructure improvements, most of which were incurred during fiscal 2003, and increased administrative personnel costs, and we believe that we can leverage these additional expenses to the extent we are able to increase our net sales.

          Our net sales increased from approximately $44.5 million in fiscal 1999 to approximately $153.6 million in fiscal 2004, a compound annual growth rate of 28.1%. Net sales for fiscal 2004 increased by $35.7 million, or 30.3%, over net sales for fiscal 2003. Over the five fiscal years ended with fiscal 2004, we increased our store base from 53 to 140 and our comparable store net sales increased an average of 10.3% per fiscal year. As of January 29, 2005, we operated 140 stores that averaged approximately 2,700 square feet per store, giving us a presence in 18 states.

          We intend to expand our presence as a leading action sports lifestyle retailer by opening new stores and continuing to generate sales growth through improved store level productivity. We have successfully and consistently implemented our store concept across a variety of mall classifications and geographic locations, and our strategy is to continue to open stores in both new and existing markets. We plan to open 35 new stores in fiscal 2005 and to continue to open a significant number of new stores in future years. Through our merchandising and marketing efforts, we have generally been successful in increasing the level of net sales in our existing stores and we will seek to continue such increases going forward.

          We believe that we have developed an economically compelling store model. Our new stores opened during fiscal 2003 generated average net sales of approximately $1.0 million during their first full year of operations. On average, our net investment to open these stores was approximately $360,000, which includes capital expenditures, net of landlord contributions, and initial inventory, net of payables. However, net sales and other operating results for stores that we open or have opened subsequent to the end of fiscal 2003, as well as our net investment to open those stores, may differ substantially from net sales and other operating results and our net investment for stores we opened in fiscal 2003. See "Business—Stores."

          In any given period, our overall gross margin may be impacted by changes in the margins of the various products we offer as well as changes in the relative mix of revenues from the different categories of apparel and hardgoods products that we sell. We believe our ability to effectively manage our gross margin despite these factors is evidenced by the relative stability of our gross margin as a percentage of net sales over the last five fiscal years. Over the past five fiscal years, our annual gross margin as a percentage of our net sales has ranged from a low of 30.0% to a high of 32.8%. We achieved these results while continuing to adjust our merchandise mix to respond to changing consumer preferences and market conditions. A number of other factors may also positively or negatively impact our gross margins and results of operations, including, but not limited to:

  •
  the timing of new store openings and the relative proportion of our new stores to mature stores;

  •
  fashion trends and changes in consumer preferences;

  •
  calendar shifts of holiday or seasonal periods;

  •
  timing of promotional events;

  •
  general economic conditions and, in particular, the retail sales environment;

  •
  actions by competitors or mall anchor tenants;

  •
  weather conditions;

  •
  the level of pre-opening expenses associated with our new stores; and

  •
  inventory shrinkage beyond our historical average rates.

          One of our goals is to better leverage our expenses, particularly general corporate overhead and fixed costs such as non-variable occupancy costs, through increases in both comparable store sales and total net sales. At the store level, our strategy is to increase comparable store sales in an effort to improve operating results by spreading our store level fixed costs over increased net sales per comparable store. We also seek to increase our total net sales, both through increases in comparable store sales and by opening new stores, in an effort to better leverage our corporate level expenses and decrease our general and administrative expenses as a percentage of our net sales.

General

          Net sales constitute gross sales net of returns. Net sales include our in-store sales and our Internet sales and, accordingly, information in this prospectus with respect to comparable store sales, net sales per store and net sales per square foot includes our Internet sales. For fiscal 1999 through fiscal 2004, Internet sales represented less than 1% of our annual net sales. Sales with respect to gift cards are deferred and recognized when gift cards are redeemed.

          We report "comparable store sales" based on net sales, and stores are included in our comparable store sales beginning on the first anniversary of their first day of operation. Changes in our comparable store sales between two periods are based on net sales of stores which were in operation during both of the two periods being compared and, if a store is included in the calculation of comparable store sales for only a portion of one of the two periods being compared, then that store is included in the calculation for only the comparable portion of the other period. When additional square footage is added to a store that is included in comparable store sales, that store remains in comparable store sales. There may be variations in the way in which some of our competitors and other apparel retailers calculate comparable or same store sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors or other retailers.

          Cost of goods sold consists of the cost of merchandise sold to customers, inbound shipping costs, distribution costs, depreciation on leasehold improvements at our distribution center, buying and merchandising costs and store occupancy costs. This may not be comparable to the way in which our competitors or other retailers compute their cost of goods sold.

          In early February 2005, we completed our move from the 49,000 square foot combined home office and distribution center we had leased since 1994 to a newly leased 87,000 square foot combined home office and distribution center. As a result, we expect a slight increase in our distribution and warehousing costs, which are included as a component of our costs of goods sold, in fiscal 2005 and future periods attributable to the new facility.

          Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and infrastructure expenses, store supplies, depreciation on leasehold improvements at our home office and stores, facility expenses, and training, advertising and marketing costs. Credit card fees, insurance and other miscellaneous operating costs are also included in selling, general and administrative expenses. This may not be comparable to the way in which our competitors or other retailers compute their selling, general and administrative expenses. We expect that our selling, general and administrative expenses will, as described below, increase in future periods due in part to increased expenses associated with operating as a public company, including compliance with the Sarbanes-Oxley Act of 2002.

          In conjunction with the Brentwood Affiliates' investment in fiscal 2002, we terminated our Subchapter S tax election on November 4, 2002 and elected to be taxed as a Subchapter C corporation under the Internal Revenue Code. As a result, we became subject to federal and state income taxes. Prior to this date, we were not subject to federal or state income taxes and, accordingly, our financial statements for fiscal 2000 and fiscal 2001 do not include any provision for income taxes and our financial statements for fiscal 2002 reflect a provision for income taxes for only the last two months of fiscal 2002. Accordingly, our provision for income taxes and net income for fiscal 2000, fiscal 2001 and fiscal 2002 are not comparable to our provision for income taxes and net income for subsequent periods. Our financial statements for fiscal 2003 and fiscal 2004 include a provision for income taxes for the entire fiscal year.

          In connection with this offering, we recognized stock-based compensation expense of approximately $95,000 in fiscal 2004 and we expect to recognize additional stock-based compensation expense in connection with this offering of approximately $164,000, $164,000, $164,000, $164,000, $121,000, $78,000, $78,000 and $28,000 in fiscal 2005, 2006, 2007, 2008, 2009, 2010, 2011 and 2012, respectively. As a result of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment (Revised 2004)," which will become effective for us beginning with the first quarter of fiscal 2006, share-based payments granted in future periods will increase compensation expense that would otherwise have been recognized in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To

Employees," and outstanding unvested options will result in additional compensation expense that otherwise would only have been recognized on a pro-forma basis. Accordingly, our results of operations in future periods will be adversely affected by all of this additional stock-based compensation expense. For more information regarding the implementation of SFAS 123R, see "—Recently Issued Accounting Pronouncements" below.

          Our success is largely dependent upon our ability to anticipate, identify and respond to the fashion tastes of our customers and to provide merchandise that satisfies customer demands. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have a material adverse effect on our business, operating results and financial condition.

          We will incur significant additional legal, accounting, insurance and other expenses as a result of being a public company which will adversely affect our results of operations, perhaps materially. Among other things, we expect that compliance with the Sarbanes-Oxley Act of 2002 and related rules and regulations will substantially increase our legal and accounting costs in the future. See "Risk Factors—We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance" and "—Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses."

          We may take steps, such as increased promotional activities, to increase the percentage of net sales of private label merchandise in the future, although there can be no assurance that we will be able to achieve increases in private label merchandise sales as a percentage of net sales. Because our private label merchandise generally carries higher gross margins than other merchandise, our failure to anticipate, identify and react in a timely manner to fashion trends with our private label merchandise, particularly if the percentage of net sales derived from private label merchandise increases, may have a material adverse effect on our comparable store sales, financial condition and results of operations. Please refer to "Risk Factors—Our failure to adequately anticipate a correct mix of private label merchandise may have a material adverse effect on our business."

Results of Operations

          The following table presents, for the periods indicated, selected items in the statements of operations as a percent of net sales:

	Fiscal Year Ended December 31, 2002	One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	70.0	71.6	69.0	67.2

Gross margin	30.0	28.4	31.0	32.8
Selling, general and administrative expenses	23.1	31.5	24.7	25.0

Operating profit (loss)	6.9	(3.1)	6.3	7.8

Other income	0.1	—	—	—
Interest expense	(0.3)	(0.2)	(0.2)	(0.1)

Earnings (loss) before income taxes	6.7	(3.3)	6.1	7.7
Provision (benefit) for income taxes	1.1	(0.6)	2.3	2.9

Net income (loss)	5.6%	(2.7)%	3.8%	4.8%

Fiscal Year Ended January 29, 2005 Compared with Fiscal Year Ended January 31, 2004

Net Sales

          Net sales increased to $153.6 million for fiscal 2004 from $117.9 million for fiscal 2003, an increase of $35.7 million, or 30.3%. This increase in total net sales was due to an increase in comparable store net sales of approximately $11.3 million and an increase in net sales from non-comparable stores of approximately $24.4 million. We sometimes refer to stores that are not comparable stores as "non-comparable stores." For information as to how we define comparable stores, see "—General" above.

          Comparable store net sales increased by 9.6% in fiscal 2004 compared to fiscal 2003. This increase was primarily due to higher net sales of footwear, snowboard hardgoods, juniors' apparel and accessories at our comparable stores. The increase in non-comparable store net sales was primarily due to the opening of 27 new stores subsequent to the end of fiscal 2003.

Gross Margin

          Gross margin for fiscal 2004 was $50.4 million compared with $36.5 million for fiscal 2003, an increase of $13.9 million, or 38.0%. As a percentage of net sales, gross margin increased to 32.8% in fiscal 2004 from 31.0% in fiscal 2003. The increase in gross margin as a percentage of net sales was due primarily to the increase in net sales for fiscal 2004 compared fiscal 2003, which allowed us to leverage certain fixed costs, primarily non-variable occupancy costs, over greater overall net sales, improved pricing from some of our vendors due to our larger merchandise purchases and reduced freight and distribution costs as a percentage of net sales.

Selling, General and Administrative Expenses

          Selling, general and administrative, or "SG&A," expenses in fiscal 2004 were $38.4 million compared with $29.1 million in fiscal 2003, an increase of $9.3 million, or 32.1%. This increase was primarily the result of costs associated with operating new stores as well as increases in infrastructure and administrative staff to support our growth. As a percentage of net sales, SG&A expenses increased to 25.0% in fiscal 2004 from 24.7% in fiscal 2003. The increase in SG&A expenses as a percentage of net sales was primarily attributable to an increase in store payroll for new stores of $3.3 million and additional depreciation of $1.6 million and, to a lesser extent, additional infrastructure and administrative staff costs to support our growth, which increased at a faster rate than our net sales.

Operating Profit

          As a result of the above factors, operating profit increased by $4.5 million, or 61.0%, to $12.0 million in fiscal 2004 from $7.5 million in fiscal 2003. As a percentage of net sales, operating profit was 7.8% in fiscal 2004 compared with 6.3% in fiscal 2003.

Provision for Income Taxes

          Provision for income taxes was $4.5 million for fiscal 2004 compared with $2.7 million for fiscal 2003. The effective tax rate was 38.2% for fiscal 2004 compared with 37.6% for fiscal 2003.

Net Income

          Net income increased by $2.8 million, or 62.4%, to $7.3 million in fiscal 2004 from $4.5 million in fiscal 2003. As a percentage of net sales, net income was 4.8% in fiscal 2004 compared with 3.8% in fiscal 2003.

Fiscal Year Ended January 31, 2004 Compared with Fiscal Year Ended December 31, 2002

          Through and including December 31, 2002, our fiscal year ended on December 31. Subsequent to December 31, 2002, we changed our fiscal year to end on the Saturday closest to January 31 and to consist of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Our fiscal years ended December 31, 2002 and January 31, 2004 each consisted of 52 weeks. As a result of this change in our fiscal year, the financial data and our financial statements included elsewhere in this prospectus include financial information for the one month ended February 1, 2003, which was the one month transition period following the end of fiscal 2002 and prior to the beginning of fiscal 2003. The following discussion of our results of operations for fiscal 2003 compared to fiscal 2002 disregards this one month transition period because we do not believe it is material to an understanding of our results of operations.

  Net Sales

          Net sales increased to $117.9 million for fiscal 2003 from $101.4 million for fiscal 2002, an increase of $16.5 million, or 16.2%. This increase in total net sales was due to an increase in comparable store net sales of approximately $3.5 million and an increase in net sales from non-comparable stores of approximately $13.0 million.

          Comparable store net sales increased by 4.3% in fiscal 2003 compared to fiscal 2002. This increase was primarily due to higher net sales of men's and juniors' apparel and accessories at our comparable stores, partially offset by lower net sales of skateboard hardgoods and boys' apparel at those stores. The increase in non-comparable store net sales was primarily due to the opening of 15 new stores subsequent to the end of fiscal 2002.

  Gross Margin

          Gross margin for fiscal 2003 was $36.5 million compared with $30.4 million for fiscal 2002, an increase of $6.1 million, or 20.3%. As a percentage of net sales, gross margin increased to 31.0% in fiscal 2003 from 30.0% in fiscal 2002. The increase in gross margin as a percentage of net sales was due primarily to the increase in net sales for fiscal 2003 compared to fiscal 2002, which allowed us leverage certain fixed costs, primarily non-variable occupancy costs, over greater overall net sales and, to a lesser extent, to improved pricing from some of our vendors due to our larger merchandise purchases and reduced freight and distribution costs as a percentage of net sales.

  Selling, General and Administrative Expenses

          SG&A expenses in fiscal 2003 were $29.1 million compared with $23.4 million in fiscal 2002, an increase of $5.7 million, or 24.2%. This increase was primarily the result of costs associated with operating new stores as well as increases in infrastructure and staff to support our growth. As a percentage of net sales, SG&A expenses increased to 24.7% in fiscal 2003 from 23.1% in fiscal 2002. The increase in SG&A expenses as a percentage of net sales was attributable to an increase in store payroll for new stores of $2.4 million, and to the fact that the costs of additional infrastructure and administrative staff to support our growth increased at a faster rate than our net sales.

  Operating Profit

          As a result of the above factors, operating profit increased by $491,000, or 7.0%, to $7.5 million in fiscal 2003 from $7.0 million in fiscal 2002. As a percentage of net sales, operating profit was 6.3% in fiscal 2003 compared with 6.9% in fiscal 2002.

  Provision for Income Taxes

          Provision for income taxes was $2.7 million for fiscal 2003 compared with $1.1 million for fiscal 2002. Effective November 4, 2002, we terminated our Subchapter S tax election for federal income tax purposes. As a Subchapter S corporation, we were not subject to federal and state income taxes and, accordingly, our financial statements reflected in this prospectus do not include a provision for income taxes for periods prior to November 4, 2002. The provision for income taxes for fiscal 2002 therefore reflects a provision for only the last two months of fiscal 2002, while fiscal 2003 reflects a full year's provision for income taxes. Accordingly, the provision for income taxes in fiscal 2002 is not comparable to the provision for income taxes in fiscal 2003. The effective tax rate was 37.6% for fiscal 2003 compared with 16.1% for fiscal 2002.

  Net Income

          Net income decreased by $1.2 million, or 21.6%, to $4.5 million in fiscal 2003 from $5.7 million in fiscal 2002. This decrease in net income was due primarily to the termination of our election to be taxed as a Subchapter S corporation, effective November 4, 2002. As a percentage of net sales, net income was 3.8% in fiscal 2003 compared with 5.6% in fiscal 2002. Earnings before income taxes increased by $375,000, or 5.5%, to $7.2 million in fiscal 2003 from $6.8 million in fiscal 2002. As a percentage of net sales, earnings before income taxes decreased to 6.1% in fiscal 2003 from 6.7% in fiscal 2002.

Seasonality and Quarterly Results

          We have historically experienced and expect to continue to experience seasonal and quarterly fluctuations in our comparable store sales and operating results. As is the case with many retailers of apparel and related merchandise, our business is subject to seasonal influences. Our net sales and operating results are typically lower in the first and second quarters of our fiscal year, while the winter holiday and back-to-school periods historically have accounted for the largest percentage of our annual net sales. Quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of store openings and the relative proportion of our new stores to mature stores, fashion trends and changes in consumer preferences, calendar shifts of holiday or seasonal periods, changes in merchandise mix, timing of promotional events, general economic conditions, competition and weather conditions.

          The following table sets forth selected unaudited quarterly statement of operations data for the periods indicated. The unaudited quarterly information has been prepared on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. The operating results for any fiscal quarter are not indicative of the operating results for a full fiscal year or for any future period and there can be no assurance that any trend reflected in such results will continue in the future.

	Fiscal Year Ended January 31, 2004				Fiscal Year Ended January 29, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share data)
Statement of Operations Data
Net sales	$19,989	$23,601	$34,448	$39,819	$24,829	$30,615	$45,138	$53,001
Gross margin	$4,909	$6,595	$11,710	$13,323	$6,131	$9,101	$16,185	$19,014
Operating profit (loss)	$(1,006)	$(96)	$3,730	$4,833	$(930)	$523	$5,576	$6,840
Net income (loss)	$(629)	$(90)	$2,307	$2,887	$(678)	$239	$3,459	$4,247
Basic net income (loss) per share	(0.06)	(0.01)	0.20	0.27	(0.06)	0.02	0.31	0.37
Diluted net income (loss) per share	(0.06)	(0.01)	0.18	0.22	(0.06)	0.02	0.27	0.32
Number of stores open at end of period	99	102	105	113	118	129	132	140
Comparable store sales increase (decrease)	(4.8)%	3.5%	5.4%	9.0%	8.3%	6.8%	9.0%	12.5%

          Comparable store sales percentage changes are calculated by comparing comparable store sales for the applicable fiscal quarter to comparable store sales for the same fiscal quarter in the prior fiscal year. Comparable store sales are based on net sales and stores are considered comparable beginning on the first anniversary of the first day of operations. See "—General" above for more information about how we compute comparable store sales.

Liquidity and Capital Resources

          Our primary capital requirements are for capital investments, inventory, store remodeling, store fixtures and ongoing infrastructure improvements such as technology enhancements and distribution capabilities. Historically, our main sources of liquidity have been cash flows from operations and borrowings under our revolving credit facility.

          The significant components of our working capital are inventory and liquid assets such as cash and receivables, specifically credit card receivables, reduced by short-term debt, accounts payable and accrued expenses. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or within several days of the related sale, while we typically have extended payment terms with our vendors.

          Our capital requirements include construction and fixture costs related to the opening of new stores and for maintenance and remodeling expenditures for existing stores. Future capital requirements will depend on many factors, including the pace of new store openings, the availability of suitable locations for new stores, and the nature of arrangements negotiated with landlords. In that regard, our net investment to open a new store has varied significantly in the past due to a number of factors, including the geographic location and size of the new store, and is likely to vary significantly in the future. During fiscal 2005, we expect to spend approximately $15.7 million on capital expenditures, a majority of which will relate to leasehold improvements and fixtures for the 35 new stores we plan to open in fiscal 2005, and a smaller amount will relate to equipment, systems and improvements for our distribution center and support infrastructure. However, there can be no assurance that the number of stores that we actually open in fiscal 2005 will not be different from the number of stores we plan to open, or that actual fiscal 2005 capital expenditures will not differ from this expected amount. We expect cash flows from operations, available borrowings under our revolving credit facility and net proceeds from this offering will be sufficient to meet our foreseeable cash requirements for operations and planned capital expenditures for at least the next twelve months. Beyond this time frame, if cash flows from operations, borrowings under our revolving credit facility and net proceeds from this offering are not sufficent to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

          Net cash provided by operating activities in fiscal 2004 was $16.4 million, primarily related to income from operations and an increase in other accrued liabilities, partially offset by an increase in inventory levels. Net cash provided by operating activities in fiscal 2003 was $7.0 million, primarily related to income from operations, partially offset by an increase in inventory levels and a decrease in accounts payable. Net cash provided by operating activities in fiscal 2002 was $7.9 million, primarily related to income from operations, partially offset by an increase in inventory levels.

          Net cash used in investing activities was $11.1 million in fiscal 2004, $5.9 million in fiscal 2003 and $7.3 million in fiscal 2002, in each case primarily related to capital expenditures for new store openings and existing store renovations.

          Net cash used in financing activities in fiscal 2004 was $4.9 million, primarily related to the decrease in our book overdraft. Our book overdraft represents checks that we have issued to pay accounts payable but that have not yet been presented for payment. Net cash used in financing activities in fiscal 2003 was $942,000, primarily related to net repayments of borrowing under our revolving credit facility and net repayments of long-term debt. Net cash provided by financing activities in fiscal 2002 was $6.4 million, primarily related to the sale of stock to Zumiez Holdings.

          We have a $20.0 million secured revolving credit facility with a lender. The revolving credit facility provides for the issuance of commercial letters of credit in an amount not to exceed $7.5 million outstanding at any time and with a term not to exceed 180 days, although the amount of borrowings available at any time under our revolving credit facility is reduced by the amount of letters of credit outstanding at that time. As of January 29, 2005, we had no borrowings and approximately $671,000 of letters of credit outstanding under the revolving credit facility. The revolving credit facility bears interest at floating rates based on the lower of the prime rate (5.25% at January 29, 2005) minus a prime margin or the LIBOR rate (2.53% at January 29, 2005) plus a LIBOR margin, with the margin in each case depending on the ratio of our adjusted funded debt (as defined in the loan agreement, as amended) to EBITDAR (as defined in the loan agreement, as amended). Average and peak borrowings, respectively, under the revolving credit facility were $6.2 million and $13.8 million for fiscal 2004. The revolving credit facility will expire on July 1, 2006. The borrowing capacity can be increased to $25.0 million if we request and if we are in compliance with certain provisions. Our obligations under the revolving credit facility are secured by almost all of our personal property, including, among other things, our inventory, equipment and fixtures. We must also provide financial information and statements to our lender and we must reduce the amount of any outstanding advances under the revolving credit facility to no more than $5.0 million for a period of at least 30 consecutive days of each year. We pay an annual fee of between 0.1% and 0.2% of any unused amount under our revolving credit facility. Our revolving credit facility also contains financial covenants that require us to meet certain specified financial ratios, including a debt to earnings ratio, an earnings to interest expense ratio and an inventory to debt ratio. We were in compliance with all covenants at January 29, 2005.

Contractual Obligations and Commercial Commitments

          The following table summarizes the total amount of future payments due under certain of our contractual obligations at January 29, 2005 and the amount of those payments due in future periods as of January 29, 2005:

		Payments Due In
		Fiscal Year
	Total	2005	2006	2007	2008	2009	2010 and Beyond
	(Dollars in thousands)
Contractual obligations:
Non-cancelable operating lease obligations	$74,399	$10,381	$10,303	$9,695	$8,987	$8,868	$26,165

Total contractual cash obligations	$74,399	$10,381	$10,303	$9,695	$8,987	8,868	$26,165

          We occupy our retail stores and combined home office and distribution center under operating leases generally with terms of seven to ten years. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. In addition to future minimum lease payments, substantially all of our store leases provide for additional rental payments (or "percentage rent") if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges and real estate taxes. Amounts in the above table do not include percentage rent, common area maintenance charges or real estate taxes. Most of our lease agreements have defined escalating rent provisions, which we have straight-lined over the term of the lease, including any lease renewals deemed to be probable. For certain locations, we receive cash tenant allowances and we have reported these amounts as a deferred liability which is amortized to rent expense over the term of the lease. Total rental expenses, including percentage rent, common area maintenance costs and real estate taxes, under operating leases were $13.9 million and $17.1 million for fiscal 2003 and fiscal 2004, respectively. We amortize our leasehold improvements over the shorter of the useful life of the asset or the lease term.

Off-Balance Sheet Obligations

          Our only off-balance sheet contractual obligations and commercial commitments as of January 29, 2005 related to operating lease obligations and letters of credit. We have excluded these items from our balance sheet in accordance with generally accepted accounting principles. We presently do not have any non-cancelable purchase commitments. At January 29, 2005, we had outstanding purchase orders to acquire merchandise from vendors for approximately $28.1 million. These purchases are expected to be financed by cash flows from operations and borrowings under our revolving credit facility. We have an option to cancel these commitments with no notice prior to shipment. At January 29, 2005, we had $671,000 of letters of credit outstanding under our revolving credit facility.

Impact of Inflation

          We do not believe that inflation has had a material impact on our net sales or operating results for the past three fiscal years.

Quantitative and Qualitative Disclosures About Market Risk

          During different times of the year, due to the seasonality of our business, we have borrowed under our revolving credit facility. To the extent we borrow under our revolving credit facility, which bears interests at floating rates based either on the prime rate or LIBOR, we are exposed to market risk related to changes in interest rates. At January 29, 2005, we did not have any borrowings outstanding under our credit facility, although any borrowings would have had an interest rate of 4.5% per annum. As we did not have any outstanding borrowings at January 29, 2005, there would have been no effect on our operating income if interest rates were to increase by 100 basis points. We are not a party to any derivative financial instruments.

Critical Accounting Policies and Estimates

          In preparing financial statements in accordance with United States generally accepted accounting principles, or "GAAP," we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk, and financial condition. We believe, given current facts and circumstances, that our estimates and assumptions are reasonable, adhere to GAAP, and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. In preparing the financial statements, we make routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets, and prepaid allowances. We believe our most critical accounting estimates and assumptions are in the following areas:

          Valuation of merchandise inventories.    We carry our merchandise inventories at the lower of cost or market. Merchandise inventories may include items that have been written down to our best estimate of their net realizable value. Our decisions to write-down our merchandise inventories are based on our current rate of sale, the age of the inventory and other factors. Actual final sales prices to our customers may be higher or lower than our estimated sales prices and could result in a fluctuation in gross margin. Historically, any additional write-downs have not been significant and we do not adjust the historical carrying value of merchandise inventories upwards based on actual sales experience.

          Leasehold improvements and equipment.    We review the carrying value of our leasehold improvements and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset or group of assets. Generally, fair value will be determined using valuation techniques, such as the expected present value of future cash flows. The actual economic lives of these assets may be different than our estimated useful lives, thereby resulting in a different carrying value. These evaluations could result in a change in the depreciable lives of those assets and therefore our depreciation expense in future periods.

          Revenue recognition and sales returns reserve.    We recognize revenue upon purchase by customers at our retail store locations or upon shipment for orders placed through our website as both title and risk of loss have transferred. We offer a return policy of generally 30 days and we accrue for estimated sales returns based on our historical sales returns results. The amounts of these sales returns reserves vary during the year due to the seasonality of our business. Actual sales returns could be higher or lower than our estimated sales returns due to customer buying patterns that could differ from historical trends.

          Stock-based compensation.    We account for our employee compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. We amortize stock-based compensation using the straight-line method over the vesting period of the related options, which is either five or eight years. We have recorded deferred stock-based compensation representing the difference between the option exercise price and the fair value of our common stock on the grant date for financial reporting purposes. We determined the fair value of our common stock based upon several factors, including the market capitalization of similar retailers, management and third party estimates, and the expected valuation we would obtain in an initial public offering. Had different assumptions or criteria been used to determine the fair value of our common stock, different amounts of stock-based compensation could have been reported.

          Pro forma information regarding net income (loss) attributable to common stockholders and net income (loss) per share attributable to common stockholders is required in order to show our net income (loss) as if we had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148. This information is contained in note 2 to our financial statements included elsewhere in this prospectus. The fair values of options and shares issued pursuant to our option plans at each grant date were estimated using the minimum-value method, which requires us to make certain assumptions regarding dividend payments, risk-free interest rates and the options' expected terms. Had different assumptions or criteria been used to determine the fair value of our common stock, different amounts of pro-forma stock-based compensation could have been reported.

Recently Issued Accounting Pronouncements

          In November 2004, the Financial Accounting Standards Board, or "FASB," issued Statement of Financial Accounting Standards No. 151, "Inventory Costs—an Amendment of ARB No. 43, Chapter 4." This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage, requiring these items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and will become effective for us beginning with our fiscal year ending in January 2007. The effect of adopting this statement is not expected to be significant to our financial position and results of operations.

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment (Revised 2004)." This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company's equity instruments or liabilities that are based on the fair value of the company's equity securities or may be settled by the issuance of these securities. SFAS 123R eliminates the ability to account for share-based payments using APB 25, "Accounting for Stock Issued to Employees" and generally requires that such transactions be accounted for using a fair value method. On April 14, 2005, the Securities and Exchange Commission announced the adoption of a new rule that delays SFAS 123R compliance. Under the SEC rule, the provisions of this statement are effective for annual periods beginning after June 15, 2005 and will become effective for us beginning with the first quarter of fiscal 2006. We have not yet determined which transition method we will use to adopt SFAS 123R. The full impact that the adoption of this statement will have on our financial position and results of operations will be determined by share-based payments granted in future periods but will increase the compensation expense that would otherwise have been recognized in accordance with APB 25. In addition, outstanding unvested options will result in additional compensation expense that otherwise would only have been recognized on a pro-forma basis.

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-Monetary Assets." This statement refines the measurement of exchanges of non-monetary assets between entities. The provisions of this statement are effective for fiscal periods beginning after June 15, 2005 and will become effective for us beginning with the third quarter of our fiscal year ending in January 2006. Historically, we have not transacted significant exchanges of non-monetary assets, but future such exchanges would be accounted for under the standard, when effective.

BUSINESS

Overview

          We are a leading specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. As of January 29, 2005, we operated 140 stores primarily located in shopping malls, giving us a presence in 18 states. Our stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, BMX and motocross. We support the action sports lifestyle and promote our brand through a multi-faceted marketing approach that is designed to integrate our brand image with our customers' activities and interests. This approach, combined with our differentiated merchandising strategy, store design, comprehensive training programs and passionate employees, allows us to provide an experience for our customers that we believe is consistent with their attitudes, fashion tastes and identities and is otherwise unavailable in most malls.

          Our stores bring the look and feel of an independent specialty shop to the mall by emphasizing the action sports lifestyle through a distinctive store environment and high-energy sales personnel. We seek to staff our stores with store associates who are knowledgeable users of our products, which we believe provides our customers with enhanced customer service and supplements our ability to identify and react quickly to emerging trends and fashions. We design our stores to appeal to teenagers and to serve as a destination for our customers. Most of our stores, which average approximately 2,700 square feet, feature couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time and to interact with each other and our store associates. To increase customer traffic, we generally locate our stores near busy areas of the mall such as food courts, movie theaters, music or game stores and other popular teen retailers. We believe that our distinctive store concept and compelling store economics will provide continued opportunities for growth in both new and existing markets.

          We believe that our customers desire merchandise and fashion that is rooted in the action sports lifestyle and reflects their individuality. We strive to keep our merchandising mix fresh by continuously introducing new brands and styles. Our focus on a diverse collection of brands allows us to quickly adjust to changing fashion trends. The brands we currently offer include Billabong, Burton, DC Shoe, DVS Shoes, Element, Etnies, Hurley, Quiksilver, Roxy and Volcom, among many others. We believe that our strategic mix of both apparel and hardgoods, including skateboards, snowboards, bindings, components and other equipment, allows us to strengthen the potential of the brands we sell and helps to affirm our credibility with our customers. In addition, we supplement our stores with a select offering of private label apparel and products as a value proposition that we believe complements our overall merchandise selection.

          Over our 26-year history, we have developed a corporate culture based on a passion for the action sports lifestyle. Our management philosophy emphasizes an integrated combination of results measurement, training and incentive programs, all designed to drive sales productivity at the individual store associate level. We empower our store managers to make store-level business decisions and consistently reward their success. We seek to enhance the productivity of our employees and encourage their advancement by offering comprehensive in-store, regional and national training programs, which we refer to collectively as "Zumiez University." We have:

  •
  increased our store count from 53 as of the end of fiscal 1999 to 140 as of the end of fiscal 2004;

  •
  improved net sales per store from approximately $882,000 in fiscal 1999 to approximately $1.2 million in fiscal 2004, representing a compound annual growth rate of 6.3%;

  •
  maintained net sales per square foot in excess of $440 for our last five fiscal years ending with fiscal 2004;

  •
  increased net sales from approximately $44.5 million in fiscal 1999 to approximately $153.6 million in fiscal 2004, representing a compound annual growth rate of 28.1%;

  •
  increased operating profit from $3.1 million in fiscal 1999 to $12.0 million in fiscal 2004, representing a compound annual growth rate of 31.1%; and

  •
  been profitable in every fiscal year of our 26-year history.

          In fiscal 2002, the Brentwood Affiliates acquired an indirect minority interest in us through Zumiez Holdings. Since the investment by the Brentwood Affiliates, we have positioned ourselves for accelerated growth by enhancing our infrastructure and deepening our management team. We believe that these initiatives will improve our ability to continue to expand our business.

Competitive Strengths

          We believe that the following competitive strengths differentiate us from our competitors and are critical to our continuing success.

  •
  Attractive Lifestyle Retailing Concept. We target a large and growing population of 12 to 24 year olds, many of whom we believe are attracted to the action sports lifestyle and desire to promote their personal independence and style through the apparel they wear and the equipment they use. We believe that action sports are a permanent and growing aspect of youth culture, reaching not only consumers that actually participate in action sports, but also those who seek brands and styles that fit a desired action sports image. We believe we have developed a brand image that our customers view as consistent with their attitudes, fashion tastes and identity that should allow us to benefit from our market's anticipated growth.

  •
  Differentiated Merchandising Strategy. We have created a highly differentiated retailing concept by offering an extensive selection of current and relevant action sports brands encompassing apparel, equipment and accessories. The breadth of merchandise offered at our stores exceeds that offered by many other action sports specialty stores and includes some brands and products that are available within the mall only at our stores. The action sports lifestyle includes activities that are popular at different times throughout the year, providing us the opportunity to shift our merchandise selection seasonally. Many of our customers desire to update their wardrobes and equipment as fashion trends evolve or the action sports season dictates. We believe that our ability to quickly recognize changing brand and style preferences and transition our merchandise offerings allows us to continually provide a compelling offering to our customers.

  •
  Deep-rooted Corporate Culture. Our culture and brand image enable us to successfully attract and retain high quality employees who are passionate and knowledgeable about the products we sell. We place great emphasis on customer service and satisfaction, and we have made this a defining feature of our corporate culture. To preserve our culture, our store managers are typically promoted from within and are given extensive responsibility for most aspects of store level management. We provide these managers with the knowledge and tools to succeed through our comprehensive training programs and the flexibility to manage their stores to meet localized customer demand.

  •
  Distinctive Store Experience. We strive to provide a convenient shopping environment that is appealing and clearly communicates our distinct brand image. Our stores are designed to reflect an "organized chaos" that we believe is consistent with many teenagers' lifestyles. We seek to attract knowledgeable store associates who identify with the action sports lifestyle and are able to offer superior customer service, advice and product expertise. To further enhance our customers' experience, most of our stores feature areas with couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time, to interact with each other and our store associates in a familiar and comfortable setting and to visit our stores more frequently. We believe that our distinctive store environment enhances our image as a leading source for apparel and equipment for the action sports lifestyle.

  •
  Disciplined Operating Philosophy. We have an experienced senior management team, with an average of approximately 15 years of experience in retail or related industries as of the end of fiscal 2004. Our management team has built a strong operating foundation based on sound retail principles that underlie our unique culture. Our philosophy emphasizes an integrated combination of results measurement, training and incentive programs, all designed to drive sales productivity down to the individual store associate level. Our comprehensive training programs are designed to provide our managers and store associates with enhanced product knowledge, selling skills and operational expertise. We believe that our merchandising team's immersion in the actions sports lifestyle, supplemented with feedback from our customers, store associates and managers, allows us to consistently identify and react to emerging fashion trends. We believe that this, combined with our inventory planning and allocation processes and systems, helps us mitigate markdown risk.

  •
  High-Impact, Integrated Marketing Approach. We seek to build relationships with our customers through a multi-faceted marketing approach that is designed to integrate our brand image with the action sports lifestyle. Our marketing efforts focus on reaching our customers in their environment and feature extensive grassroots marketing events, such as the Zumiez Couch Tour, which is a series of interactive sports, music and lifestyle events held at various locations throughout the United States. Our marketing efforts also incorporate local sporting and music event promotions, advertising in magazines popular with our target market, interactive contest sponsorships that actively involve our customers with our brands and products, and distribution of about eight million Zumiez stickers in the past calendar year. Events and activities such as these provide opportunities for our customers to develop a strong identity with our culture and brand. We believe that our immersion in the action sports lifestyle allows us to build credibility with our customers and gather valuable feedback on evolving customer preferences.

Growth Strategy

          We intend to expand our presence as a leading action sports lifestyle retailer by:

  •
  Opening New Store Locations. We believe that the action sports lifestyle has national appeal that provides store expansion opportunities throughout the country. Since the end of fiscal 2002 through the end of fiscal 2004, we have opened 42 new stores, consisting of 15 new stores in fiscal 2003 and 27 new stores in fiscal 2004. We have successfully opened stores in diverse markets throughout the United States, which we believe demonstrates the portability and growth potential of our concept. We plan to open approximately 35 stores in fiscal 2005, including stores in our existing markets and in new markets, to take advantage of what we believe to be a compelling economic store model. We plan to continue to increase the size of our average store by opening new store locations that average approximately 3,000 square feet. These larger locations will accommodate an expanded merchandise mix, while maintaining our unique in-store experience and culture.

  •
  Continuing to Generate Sales Growth through Improved Store Level Productivity. We seek to maximize our comparable store sales and net sales per square foot by maintaining consistent store-level execution and offering our customers a broad and relevant selection of action sports brands and products. We also intend to continue to expand our brand awareness in an effort to maintain high levels of customer traffic.

  •
  Enhancing our Operating Efficiency. As we continue to expand our business and open new stores, we plan to improve our operating results by taking advantage of economies of scale in purchasing our inventory, leveraging our existing infrastructure and continually optimizing and improving our operations in areas such as inventory and supply chain management. We seek to better leverage our expenses, particularly general corporate overhead and fixed costs such as non-variable occupancy costs, through increases in both comparable store sales and total net sales.

  •
  Enhancing our Brand Awareness through Continued Marketing and Promotion. We believe that a key component of our success is the brand exposure that we receive from our marketing events, promotions and activities that embody the action sports lifestyle. These are designed to assist us in increasing brand awareness in our existing markets and expanding into new markets by strengthening our connection with our target customer base. We believe that our marketing efforts have also been successful in generating and promoting interest in our product offerings. In addition, we use our Internet presence, designed to convey our passion for the action sports lifestyle, to increase our brand awareness. We plan to continue to expand our integrated marketing efforts by promoting more events and activities in our existing and new markets, including additional Zumiez Couch Tour destinations.

The Action Sports Market

          We believe that action sports are a permanent and growing aspect of youth culture, reaching not only consumers that actually participate in action sports, but also those who seek brands and styles that fit a desired action sports image. According to Board-Trac, a market research firm, retail sales of skateboard, snowboard and surf/bodyboard apparel, equipment and accessories in the United States were estimated to be approximately $12.1 billion in 2003. We believe that events such as the ESPN X Games, the inclusion of snowboarding as a medal event in the Winter Olympics and the national recognition of leading board sport athletes have broadened general awareness of the action sports lifestyle. The following table, which is based upon data made available by SGMA International, an industry trade group, indicates the estimated number of U.S. participants in board sports, which we define as skateboarding, snowboarding and surfing, during 2004:

Board Sport	U.S. Participants
Skateboarding	10.6 million
Snowboarding	7.1 million
Surfing	1.9 million

          We believe teens and young adults are the primary participants in action sports. This concentrated interest is particularly appealing for us, as teens have significant spending power. According to Teenage Research Unlimited, a market research firm, spending by U.S. teens was projected to be $169 billion in 2004 and has increased at an average of 5% per year over the past seven years. We believe that teens enjoy shopping in malls and purchasing clothing and fashion-related merchandise.

Merchandising and Purchasing

          Merchandising.    Our goal is to be viewed by our customers, both young men and young women, as the definitive source of merchandise for the action sports lifestyle. We believe that the breadth of merchandise offered at our stores, which includes apparel, footwear, equipment and accessories, exceeds that offered by many other action sports specialty stores at a single location, and makes our stores a single-stop purchase destination for our target customers. Our apparel offerings include tops, bottoms, outerwear and accessories such as caps, belts and sunglasses. Our footwear offerings primarily consist of action sports related athletic shoes and sandals. Our equipment offerings, or hardgoods, include skateboards, snowboards and ancillary gear such as boots and bindings. We also offer a selection of other items, such as miscellaneous novelties and DVDs.

          We seek to identify action sports oriented fashion trends as they develop and to respond in a timely manner with a relevant in-store product assortment. We strive to keep our merchandising mix fresh by continuously introducing new brands or styles in response to the evolving desires of our customers. We also take advantage of the change in action sports seasons during the year to maintain an updated product selection. Our merchandise mix may vary by region, reflecting the specific action sports preferences and seasons in different parts of the country.

          We believe that offering an extensive selection of current and relevant brands used and sometimes developed by professional action sports athletes is integral to our overall success. The brands we currently offer include: Billabong, Burton, DC Shoe, DVS Shoes, Element, Etnies, Hurley, Quiksilver, Roxy and Volcom, among many others. No single brand accounted for more than 7.2% and 4.8% of our net sales in fiscal 2004 and 2003, respectively. We believe that our strategic mix of both apparel and hardgoods, including skateboards, snowboards, bindings, components and other equipment, allows us to strengthen the potential of the brands we sell and affirms our credibility with our customers.

          We believe that our ability to maintain an image consistent with the action sports lifestyle is important to our key vendors. Given our scale and market position, we believe that many of our key vendors view us as an important retail partner. This position helps ensure our ability to procure a relevant product assortment and quickly respond to the changing fashion interests of our customers. Additionally, we believe we are presented with a greater variety of products and styles by some of our vendors, as well as certain specially designed items that are only distributed to our stores.

          We supplement our merchandise assortment with a select offering of private label products across many of our apparel product categories. Our private label products complement the branded products we sell, and allow us to cater to the more value-oriented customer. For fiscal 2004, 2003 and 2002, our private label merchandise represented approximately 12.8%, 12.6% and 12.0%, respectively, of our net sales.

          Purchasing.    Our merchandising staff consists of a general merchandising manager, planning staff and a staff of buyers and assistant buyers. Our purchasing approach focuses on quality, speed and cost in order to provide timely delivery of merchandise to our stores. We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandise strategy. We utilize a broad vendor base that allows us to shift our merchandise purchases as required to react quickly to changing market conditions. We manage the purchasing and allocation process by reviewing branded merchandise lines from new and existing vendors, identifying emerging fashion trends and selecting branded merchandise styles in quantities, colors and sizes to meet inventory levels established by management. We also coordinate inventory levels in connection with our promotions and seasonality. Our management information systems provide us with current inventory levels at each store and for our company as a whole, as well as current selling history within each store by merchandise classification and by style. We purchase most of our branded merchandise from domestic vendors.

          Our merchandising staff remains in tune with the action sports culture by participating in action sports, attending relevant events and concerts, watching action sports related programming and reading action sports publications. In order to identify evolving trends and fashion preferences, our staff spends considerable time analyzing sales data by category and brand down to the stock keeping unit, or "SKU" (an identification used for inventory tracking purposes), level, gathering feedback from our stores and customers, shopping in key markets and soliciting input from our vendors. As part of our feedback collection process, our merchandise team receives merchandise requests from both customers and store associates and meets with our store managers two to three times per year to discuss current customer trends.

          We purchase our private label merchandise from independent third parties with the expertise to source through foreign manufacturers in Asia. We have cultivated our private brand sources with a view towards high quality merchandise, production reliability and consistency of fit. We believe that our knowledge of fabric and production costs combined with a flexible sourcing base enables us to buy high-quality private label goods at favorable costs.

Distribution and Fulfillment

          Timely and efficient distribution of merchandise to our stores is an important component of our overall business strategy. We process all of our merchandise through our distribution center in Everett, Washington. At this facility, merchandise is inspected, entered into our computer system, allocated to stores, ticketed when necessary, and boxed for distribution to our stores or segregated in our e-commerce fulfillment area for delivery to our Internet customers. A significant percentage of our merchandise is currently pre-ticketed by our vendors, which allows us to ship merchandise more quickly, reduces labor costs and enhances our inventory management. We continue to work with our vendors to increase the percentage of pre-ticketed merchandise. Each store is typically shipped merchandise five times a week, providing our stores with a steady flow of new merchandise. We currently use United Parcel Service to ship merchandise to our stores. We believe our current distribution infrastructure is sufficient to accommodate our expected store growth and expanded product offerings over the next several years.

Stores

          As of January 29, 2005, we operated 140 stores with an average of approximately 2,700 square feet per store in 18 states. All of our stores are leased and substantially all are located in shopping malls of different types. All references in this prospectus to square footage of our stores refers to gross square footage, including retail selling, storage and back-office space.

          The following store list shows the number of stores we operated in each state as of January 29, 2005:

State	Number of Stores
Alaska	2
Arizona	9
California	23
Colorado	10
Idaho	5
Illinois	9
Minnesota	9
Montana	4
Nevada	3
New Jersey	1
New Mexico	4
New York	16
Oregon	10
Texas	1
Utah	10
Washington	21
Wisconsin	2
Wyoming	1

          As of January 29, 2005, approximately 75% of our stores had been opened or remodeled within the previous five years, and all of our stores except one had been opened or remodeled within the previous ten years. The following table shows the number of stores (excluding temporary stores that we operate from time to time for special events) opened and closed in each of our last four fiscal years:

Fiscal Year	Stores Opened	Stores Closed	Total Number of Stores at End of Period
2001	17	1	80
2002	19	—	99
2003	15	1	113
2004	27	—	140

          Store design and environment.    We design our stores to create a distinctive and engaging shopping environment that we believe resonates with our customers and reflects an "organized chaos" that is consistent with many teenagers' lifestyles. Our stores feature an industrial look with concrete floors and open ceilings, dense merchandise displays, action sports focused posters and signage and popular music, all of which are consistent with the look and feel of an independent action sports specialty shop. Most of our stores have couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time, to interact with each other and our store associates and to visit our stores more frequently. Our stores are constructed and finished to allow us to efficiently shift merchandise displays throughout the year as the action sports season dictates. To further enhance our customers' experience, we seek to attract enthusiastic store associates who are knowledgeable about our products and are able to offer superior customer service and expertise. We believe that our store atmosphere enhances our image as a leading provider of action sports lifestyle merchandise.

          As of January 29, 2005, our stores averaged 2,700 square feet. We have been, and plan to continue, opening new stores that average 3,000 square feet, slightly larger than our historical average size. These larger stores are intended to enable us to offer an expanded merchandise selection while maintaining our distinctive store environment.

          Expansion Opportunities and Site Selection.    Since the end of fiscal 2002, we have opened 42 stores to enhance our position in existing markets and to enter into new markets, to build our brand awareness and to capitalize on our successful store model. We plan to open 35 new stores in fiscal 2005 and to continue to open a significant number of new stores in future years. Our new store openings are planned in both existing and new markets.

          In selecting a location for a new store, we target high-traffic mall space with suitable demographics and favorable lease terms. We seek locations near busy areas of the mall such as food courts, movie theaters, music or game stores and other popular teen retailers. We generally locate our stores in malls in which other teen-oriented retailers have performed well. We also focus on evaluating the market and mall-specific competitive environment for potential new store locations. We seek to diversify our store locations regionally and by caliber of mall. We have currently identified a significant number of potential sites for new stores in malls with appropriate market characteristics.

          We have successfully and consistently implemented our store concept across a variety of mall classifications and geographic locations. Our new stores opened during fiscal 2003 generated average net sales of approximately $1.0 million during their first full year of operations. On average, our net investment to open these stores was approximately $360,000, which includes capital expenditures, net of landlord contributions, and initial inventory, net of payables. However, our net investment to open new stores and net sales generated by new stores vary significantly and depend on a number of factors, including the geographic location and size of those stores. Accordingly, net sales and other operating results for stores that we open or have opened subsequent to the end of fiscal 2003, as well as our net investment to open those stores, may differ substantially from net sales and other operating results and our net investment for the stores we opened in fiscal 2003.

          Store Management, Operations and Training.    We believe that our success is dependent in part on our ability to attract, train, retain and motivate qualified employees at all levels of our organization. We have developed a corporate culture that we believe empowers the individual store managers to make store-level business decisions and consistently rewards their success. We are committed to improving the skills and careers of our workforce and providing advancement opportunities for employees, as evidenced by a significant number of our store managers that began their careers with us as store associates.

          Our store operations are currently organized into regions and districts. Each region is managed by a regional manager, responsible for approximately 50 stores. We employ one district sales manager per district, responsible for the sales and operations of approximately 10 stores. Each of our stores is typically staffed with one store manager, one or more assistant managers and two or more store associates, depending on the season. The number of store associates we employ generally increases during peak selling seasons, particularly the back-to-school and the winter holiday seasons, and will increase to the extent that we open new stores.

          We provide our managers with the knowledge and tools to succeed through our comprehensive training programs and the flexibility to manage their stores to meet customer demands. While general guidelines for our merchandise assortments, store layouts and in-store visuals are provided by our home office, we give our store managers substantial discretion to tailor their stores to the individual market and empower them to make store-level business decisions. We design group training programs for our managers, such as our "Zumiez Managers Retreat," to improve both operational expertise and supervisory skills. Our comprehensive training programs are offered at the store, regional and national levels. Our programs allow managers from all geographic locations to interact with each other and exchange ideas to better operate stores. Our regional, district and store managers are compensated in part based on the sales volume of the store or stores they manage.

          Our store associates generally have an interest in the action sports lifestyle and are knowledgeable about our products. Through our training, evaluation and incentive programs, we seek to enhance the productivity of our store associates. Our store associates receive extensive training from their managers to improve their product expertise and selling skills. We evaluate our store associates weekly on measures such as sales per hour, items per transaction and dollars per transaction to ensure consistent productivity, to reward top performers, and to identify potential training opportunities. We provide sales incentives for store associates such as sales-based commissions in addition to hourly wages and our annual "Zumiez 100K" event, which recognizes outstanding sales performance in a resort setting that combines recreation and education. These and other incentive programs are designed to promote a competitive, yet fun, corporate culture that is consistent with the action sports lifestyle we seek to promote.

          Internet Operations.    We use our website primarily as an information source for our customers. Our website provides current information on our upcoming events and promotions, store locations and merchandise selection. We also sell products directly through our website, although Internet sales currently comprise, and are expected to continue to comprise, a small portion of our overall net sales. In fiscal 2004 and fiscal 2003, Internet sales represented less than 1% of our total net sales.

Marketing and Advertising

          We seek to reach our target customer audience through a multi-faceted marketing approach that is designed to integrate our brand image with the action sports lifestyle. Our marketing efforts focus on reaching our customers in their environment, and feature extensive grassroots marketing events, such as the Zumiez Couch Tour, which give our customers an opportunity to experience and participate in the action sports lifestyle. Our marketing efforts also incorporate local sporting and music event promotions, advertising in magazines popular with our target market such as Transworld Snowboarding and Transworld Skateboarding, interactive contest sponsorships that actively involve our customers with our brands and products, and the distribution of about eight million Zumiez stickers in the past calendar year. We believe that our immersion in the action sports lifestyle allows us to build credibility with our target audience and gather valuable feedback on evolving customer preferences.

          Our grassroots marketing events are built around the demographics of our customer base and offer an opportunity for our customers to develop a strong identity with our brand and culture. For example, the Zumiez Couch Tour is a series of entertainment events that includes skateboarding demonstrations from top professionals, autograph sessions, competitions and live music, and has featured some of today's most popular teenage personalities in action sports and music. The Zumiez Couch Tour provides a high-impact platform where customers can interact with some of their favorite action sports athletes and vendors can showcase new products. Recently, our Zumiez Couch Tour stop at the Mall of America in Bloomington, Minnesota attracted over 20,000 attendees. We also offer promotions and contests such as the "Zumiez and Atticus Battle of the Bands," which provides amateur bands the opportunity to compete against one another for a chance to win Zumiez gift certificates and have their winning track produced on an Atticus CD sampler. Advertising expense was approximately $322,000, $295,000 and $235,000 in fiscal 2002, 2003 and 2004, respectively and $24,000 for the one month period ended February 1, 2003.

Management Information Systems

          Our management information systems provide integration of store, merchandising, distribution, financial and human resources functions. We use software licensed from ANT USA for merchandise planning and software licensed from Apropos Retail, which was recently acquired by CRS Retail Systems, Inc., that is used for SKU and classification inventory tracking, purchase order management, merchandise distribution, automated ticket making and sales audit functions. Our financial systems are licensed from ACC PAC and Best FAS and are used for general ledger, accounts payable, payroll, budgeting, financial reporting and asset management. We believe that our information systems are scalable, flexible and have the capacity to accommodate our current growth plans.

          Sales are updated daily in our merchandising reporting systems by polling sales information from each store's point-of-sale, or "POS," terminals. Our POS system consists of registers providing processing of retail transactions, price look-up, time and attendance and e-mail. Sales information, inventory tracking and payroll hours are uploaded to our central host system. The host system downloads price changes, performs system maintenance and provides software updates to the stores through automated nightly two-way electronic communication with each store. We evaluate information obtained through nightly polling to implement merchandising decisions, including product purchasing/reorders, markdowns and allocation of merchandise on a daily basis.

          In addition to our home office staff, each of our regional and district managers can access relevant business information, including current and historical sales by store, district and region, transaction information and payroll data.

Competition

          The teenage and young adult retail apparel, hardgoods and accessories industry is highly competitive. We compete with other retailers for vendors, teenage and young adult customers, suitable store locations and qualified store associates and management personnel. In the softgoods markets, which includes apparel, accessories and footwear, we currently compete with other teenage-focused retailers such as Abercrombie & Fitch Co., Aeropostale, Inc., American Eagle Outfitters, Inc., Anchor Blue Clothing Company, Charlotte Russe Inc., Claire's Stores, Inc., Forever 21, Inc., Hollister Co., Hot Topic, Inc., Old Navy, Inc., Pacific Sunwear of California, Inc., The Buckle, Inc., The Wet Seal, Inc. and Urban Outfitters, Inc. In addition, in the softgoods markets we compete with independent specialty shops, department stores and direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce. In the hardgoods markets, which includes skateboards, snowboards, bindings, components and other equipment, we compete directly or indirectly with the following categories of companies: other specialty retailers that compete with us across a significant portion of our merchandising categories, such as local snowboard and skate shops; large-format sporting goods stores and chains, such as Big 5 Sporting Goods Corporation, Dick's Sporting Goods, Inc., Sport Chalet, Inc. and The Sports Authority Inc., which operates stores under the brand names Sports Authority, Gart Sports, Oshman's and Sportmart; and Internet retailers.

          Competition in our sector is based on, among other things, merchandise offerings, store location, price and the ability to identify with the customer. We believe that we compete favorably with many of our competitors based on our differentiated merchandising strategy, compelling store environment and deep-rooted culture. However, some of our competitors are larger than we are and have substantially greater financial, marketing and other resources than we do. See "Risk Factors—We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease."

Properties

          In February 2005, we completed our move from the 49,000 square foot combined home office and distribution center that we occupied since 1994 to a new 87,000 square foot combined home office and distribution center, both in Everett, Washington. We occupy the new facility under a lease expiring in July 2012. We have an option to extend the term of this lease for up to two additional five-year periods. All of our stores, encompassing approximately 372,000 total square feet as of the end of fiscal 2004, are occupied under operating leases. The store leases range for a term of five to ten years and we are generally responsible for payment of property taxes and utilities, common area maintenance and marketing fees.

Trademarks

          "Zumiez," "Free World," "O-Three" and "Limelight" are among our trademarks registered with the United States Patent and Trademark Office. We regard our trademarks as valuable and intend to maintain such marks and any related registrations. We are currently in the process of filing an application to register the "Empyre" and "Empyre Girl" marks. We are not aware of any claims of infringement or other challenges to our right to use our marks in the United States. We vigorously protect our trademarks. We also own numerous domain names which have been registered with Corporation for Assigned Names and Numbers.

Employees

          As of January 29, 2005, we employed approximately 426 full-time and approximately 1,076 part-time employees, of which approximately 147 were employed at our home office and approximately 1,355 at our store locations. However, the number of part-time employees fluctuates depending on our seasonal needs and, in fiscal 2004, varied from between approximately 1,076 and 1,927 part-time employees. None of our employees are represented by a labor union and we consider our relationship with our employees to be good.

Legal Proceedings

          From time to time, we become involved in litigation relating to claims arising from our ordinary course of business. Management believes, after considering a number of factors and the nature of legal proceedings to which we are subject, that the outcome of current litigation will not have a material adverse effect upon our results of operations or financial condition. However, see "Risk Factors—The outcome of litigation could have a material adverse effect on our business."

MANAGEMENT

Our Directors and Executive Officers

          The following table sets forth certain information about our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Thomas D. Campion	56	Chairman of the Board
Richard M. Brooks	45	President, Chief Executive Officer and Director
Brenda I. Morris	40	Chief Financial Officer
Lynn K. Kilbourne	42	General Merchandising Manager
Thomas E. Davin(1)(2)	47	Director
William M. Barnum, Jr(1)(2)	50	Director
Steven W. Moore	29	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

          Thomas D. Campion, 56, was one of our co-founders and has served on our board of directors since our inception in 1978. Mr. Campion has held various senior management positions during this time, including serving as our Chairman since June 2000. From November 1970 until August 1978, he held various management positions with JC Penney Company. Mr. Campion holds a B.A. in Political Science from Seattle University. Mr. Campion serves as the Board Chair of the Alaska Wilderness League, a Washington, D.C. based environmental group, and the Treasurer of the Northwest Ecosystem Alliance, a Bellingham, Washington based environmental group.

          Richard M. Brooks, 45, has served as our President and Chief Executive Officer since June 2000. From August 1993 through June 2000, he served as a Vice President and our Chief Financial Officer. From November 1989 until February 1992, Mr. Brooks was with Interchecks, Inc., a subsidiary of Bowater PLC, as a finance officer. Mr. Brooks was with Deloitte, Haskins & Sells, currently known as Deloitte & Touche, from July 1982 to March 1989. Mr. Brooks holds a B.A. in Business from the University of Puget Sound. Mr. Brooks has served on the University of Puget Sound Board of Trustees from May 2002 to the present, where he has served on its Finance and Facilities Committee and its Audit Committee.

          Brenda I. Morris, 40, has served as our Chief Financial Officer since April 2003. From November 1999 until April 2003, she was with K2 Corporation as the Vice President of Finance. Ms. Morris has also held a senior management position with UnionBay Sportswear. Ms. Morris holds a B.S. in Business from Pacific Lutheran University and an M.B.A. from Seattle University. Ms. Morris is a certified public accountant in Washington and a certified management accountant. Ms. Morris is a member of the Journal of Accountancy Review Board for the American Institute of Certified Public Accountants. Ms. Morris serves on the Board of Washington Business Week, a program of the Foundation for Private Enterprise Education serving high school students, where she has served on its Audit Committee and as its Treasurer.

          Lynn K. Kilbourne, 42, has served as our General Merchandising Manager since September 2004. From July 1991 until May 2001, she was with Banana Republic, a subsidiary of Gap, Inc., in various senior management positions. After leaving Banana Republic, Ms. Kilbourne served as an independent consultant in the retail industry until she joined us in September 2004. Ms. Kilbourne holds a B.A. in Economics and Political Science from Yale University and an M.B.A. from the Harvard University Graduate School of Business Administration.

          Thomas E. Davin, 47, has served on our board of directors since November 2002 and is President and Chief Operating Officer of Panda Restaurant Group, Inc., a leading Chinese quick service restaurant chain with more than 700 restaurants, where he has been since 2004. Prior to joining Panda Restaurant Group, Inc., Mr. Davin served, from 2001 to 2004, as the Operating Partner of Brentwood Private Equity III, LLC, a middle-market private equity firm, or "Brentwood Private Equity III." Mr. Davin is a Director of Oakley Inc. (NYSE "OO") and serves as Chairman of Oakley's Nominating and Corporate Governance Committee and Chairman of Oakley's Audit Committee. From 1993 to 2000 Mr. Davin was a senior executive with Taco Bell Corporation, a division of YUM! Brands, Inc. (NYSE "YUM"), and served as its Chief Operating Officer from 1997 to 2000. Mr. Davin earned an M.B.A., with distinction, from the Harvard University Graduate School of Business Administration. Mr. Davin is a graduate of Duke University and served as a U.S. Marine Corps officer from 1979 to 1985.

          William M. Barnum, Jr., 50, has served on our board of directors since November 2002. Since 1984, Mr. Barnum has been with Brentwood Private Equity III, where he co-founded the firm's private equity effort, and is currently its General Partner. Prior to joining Brentwood Private Equity III, Mr. Barnum worked at Morgan Stanley & Co. in the investment banking division, where he served as Assistant to the President and also provided investment banking advisory services. He is a graduate of Stanford University, and a graduate of Stanford Law School and Stanford Graduate School of Business. Presently, Mr. Barnum is a director of Exhale Enterprises Inc., Filson Holdings, Inc., FleetPride Corporation, Oriental Trading Company, Inc., Quiksilver Corporation and ThreeSixty Asia Ltd.

          Steven W. Moore, 29, has served on our board of directors since April 2005. Mr. Moore is currently a Principal of Brentwood Private Equity III where he has worked since 2000. Prior to joining Brentwood Private Equity III, Mr. Moore worked, from 1998 to 2000, for Donaldson, Lufkin & Jenrette Securities Corporation in the investment banking division and, from 1997 to 1998, for Deloitte & Touche Consulting Group. Mr. Moore holds a B.S. in Mechanical Engineering from the University of Michigan. Mr. Moore is currently a director of Filson Holdings, Inc. and ThreeSixty Asia Ltd.

Board Structure and Composition

          Our board of directors currently consists of five members. Currently, the board of directors has determined that only Mr. Davin qualifies as an independent director under the rules of The Nasdaq Stock Market. Mr. Davin was previously affiliated with the Brentwood Affiliates, who are among our significant shareholders. We intend to appoint a second independent director within 90 days, and such additional independent directors as needed so that a majority of our directors are independent within one year, following this offering to comply with applicable SEC and The Nasdaq Stock Market independence requirements. It is our intention to be in full and timely compliance with all applicable rules of the SEC and The Nasdaq Stock Market with respect to the independence of our directors and we intend to avail ourselves of the transition periods provided under the applicable rules of the SEC and The Nasdaq Stock Market for issuers listing in conjunction with their initial public offering. However, if we fail to comply, when required, with the applicable requirements of the SEC or The Nasdaq Stock Market with respect to the independence of the members of our board of directors and committees of the board of directors, our common stock may be de-listed by The Nasdaq Stock Market and we may otherwise be subject to adverse publicity and sanctions, which could have a material adverse effect on our results of operations and the market price of our common stock.

          Effective upon the completion of this offering, our board of directors will be divided into three classes of directors, each serving staggered three-year terms as follows:

  •
  Class I consisting of Mr. Brooks and Mr. Moore, whose initial terms expire at the annual meeting of shareholders to be held in 2006;

  •
  Class II consisting of Mr. Barnum, whose initial term expires at the annual meeting of shareholders to be held in 2007; and

  •
  Class III consisting of Mr. Campion and Mr. Davin, whose initial terms expire at the annual meeting of shareholders to be held in 2008.

          Upon expiration of the term of a class of directors, directors for that class will be elected for a new three-year term at the annual meeting of shareholders in the year in which such term expires. Each director's term is subject to the election and qualification of his successor, or his earlier death, resignation or removal. The authorized number of directors may be changed by resolution duly adopted by our board of directors and any vacancies on our board of directors may be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors will make it more difficult for a third party to acquire control of our company.

          Prior to the completion of this offering, Messrs. Barnum, Brooks, Campion, Moore and Davin had the right, in certain cases, to sit on our board of directors pursuant to the terms of our bylaws and a stockholders' agreement. These board representation rights terminate upon the completion of this offering.

Board Committees

          Our board of directors has established an audit committee and a compensation committee and, following the completion of this offering, will establish a governance and nominating committee. It is our intention that the composition of our board committees comply, when required, with the applicable rules of the SEC and The Nasdaq Stock Market. Under these rules, our board committees must initially have one member who meets the applicable SEC and The Nasdaq Stock Market independence requirements, a majority of the members of each committee must meet these independence requirements within 90 days following this offering, and all committee members must meet these independence requirements within one year after this offering.

  Audit Committee.

          Our audit committee has responsibility for, among other things:

  •
  assisting our board of directors in monitoring the integrity of our financial statements;

  •
  discussing with our management and our independent registered public accounting firm significant financial reporting issues and judgments and any major issues as to the adequacy of our internal controls;

  •
  reviewing our annual and quarterly financial statements prior to their filing with the SEC and prior to the release of our results of operations; and

  •
  reviewing the performance and qualifications of our independent registered public accounting firm and presenting its conclusions to our board of directors and approving, subject to permitted exceptions, any non-audit services proposed to be performed by the independent registered public accounting firm.

          The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

          Mr. Davin and Mr. Barnum will serve as the initial members of our audit committee and we plan to replace Mr. Barnum with a second independent member to our audit committee within 90 days following the completion of this offering and to nominate a third independent member within one year following the completion of this offering so that all of our audit committee members will be independent under applicable rules of the SEC and The Nasdaq Stock Market. Our board of directors has determined that Mr. Davin is an "audit committee financial expert" under applicable SEC rules and has the required financial sophistication pursuant to the rules of The Nasdaq Stock Market.

  Governance and Nominating Committee.

          After the completion of this offering, we will establish a governance and nominating committee. The governance and nominating committee will have responsibility for, among other things:

  •
  recommending persons to be selected by the board as nominees for election as directors and as chief executive officer;

  •
  assessing our directors' and our board's performance;

  •
  recommending director compensation and benefits policies; and

  •
  considering and recommending to the board other actions relating to corporate governance.

  Compensation Committee.

          Our compensation committee has responsibility for, among other things:

  •
  reviewing corporate goals and objectives relevant to compensation of our Chief Executive Officer and other senior executives;

  •
  determining and approving our Chief Executive Officer's compensation and making recommendations to the board of directors with respect to compensation of other executive employees;

  •
  administering our incentive compensation plans and equity based plans and making recommendations to the board of directors with respect to those plans; and

  •
  making recommendations to our board of directors with respect to the compensation of directors.

          Mr. Barnum, who is not an independent director, and Mr. Davin, who is an independent director, will serve as initial members of our compensation committee. We expect to replace Mr. Barnum with an independent director within 90 days after this offering and to add a third independent director to our compensation committee within one year after this offering.

Compensation Committee Interlocks and Insider Participation

          Prior to our establishment of a compensation committee, Messrs. Barnum and Davin participated in deliberations of our board of directors concerning executive officer compensation. Neither Mr. Barnum nor Mr. Davin, who will serve as the initial members of our compensation committee, serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

          Our board of directors has adopted a code of business conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers, and employees, in accordance with applicable rules and regulations of the SEC and The Nasdaq Stock Market.

Board Compensation

          For the fiscal year ended January 29, 2005, the individuals serving on our board of directors who were not our employees did not receive any compensation. After the completion of this offering, we intend to pay our non-employee directors an annual fee for their services as members of our board of directors and an additional annual fee for each committee on which they serve as a member, although the amount of such fees has not been established. We intend to reimburse all directors for reasonable expenses incurred to attend meetings of our board of directors or committees. In addition, non-employee directors are eligible to receive equity awards under our 2005 Incentive Plan.

Executive Compensation

          The following table sets forth the total compensation awarded, paid or earned for services rendered to us in all capacities during fiscal 2004 by our chief executive officer and our three other most highly compensated executive officers. These executives are referred to as the "named executive officers" elsewhere in this prospectus.

	Annual Compensation
Name and Principal Position	Salary		Bonus	Other Annual Compensation
Thomas D. Campion, Co-Founder and Chairman	$210,000		$70,900	—
Richard M. Brooks, President and Chief Executive Officer	210,000		70,900	—
Brenda I. Morris, Chief Financial Officer	200,000		62,038	—
Lynn K. Kilbourne, General Merchandising Manager	54,619	(1)	23,633	$40,678	(2)

(1)
Ms. Kilbourne became our General Merchandising Manager in September of 2004. Her annual base salary is $200,000.

(2)
Consists of moving expense reimbursements.

Stock Option Grants in Fiscal 2004

          The following table sets forth information with respect to stock options granted to each of our named executive officers during fiscal 2004 and includes the potential realizable value, which is the hypothetical gain that could be achieved if options were exercised at the end of their terms. This determination assumes options are exercised at the end of their terms, based on assumed annually compounded rates of stock appreciation of 5% and 10% and based on an assumed initial public offering price of $16.00 per share, which is the mid-point of the price range shown on the cover of this preliminary prospectus, net of the exercise price but before taxes associated with exercise. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of future common stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. We granted options to purchase a total of 400,119 shares of common stock during fiscal 2004.

          Options granted in fiscal 2004 to the named executive officers were granted under our 2004 Option Plan, the material terms of which are described below. The board of directors utilized valuations prepared by management and one of the Brentwood Affiliates to establish the exercise price of options. All options granted to the named executive officers are options to purchase our common stock. All options were granted at or above fair market value as determined in good faith by our board of directors on the date of grant. There were no option exercises during fiscal 2004 and the named executive officers did not exercise any options in fiscal 2004. Subsequent to the date of the 2004 awards, we updated our valuation based on, in part, our financial performance, the performance of comparable companies and our plans to effect an initial public offering. In connection with this new valuation, we took compensation charges related to some options granted with exercise prices below this updated valuation, which charges have been recorded as unearned compensation in the equity section of the balance sheet. These charges will be amortized to compensation expense in the statement of operations, over the five to eight year vesting period applicable to the awards.

		Individual Grants			Potential Realizable Value at Assumed Annual Stock Price Appreciation Rate for Option Term
Percentage of Total Options Granted in Fiscal 2004
Number of Securities Underlying Options
			Exercise Price Per Share	Expiration Date
					5%	10%
Thomas D. Campion	—	—	—	—	—	—
Richard M. Brooks	—	—	—	—	—	—
Brenda I. Morris	—	—	—	—	—	—
Lynn K. Kilbourne(1)	153,886	41.0%	$7.73	7/31/2014	$2,676,971	$4,756,125

(1)
Twenty percent of the options vest at the one-year anniversary of the option grant and then 1/48th of the remaining options vest each month thereafter.

Employment Agreements and Change of Control Provisions

          On November 4, 2002, we entered into an Executive Agreement with Richard M. Brooks, pursuant to which he serves as our President and Chief Executive Officer. The agreement has no fixed term and terminates upon the death or disability of Mr. Brooks or upon written notice from either party. Under the agreement, Mr. Brooks receives an annual base salary of $210,000 and he is eligible to be considered for an annual discretionary bonus of up to $100,000 and future stock option grants. The agreement further provides that if we terminate Mr. Brooks' employment without cause or if he terminates his employment for good reason, he will continue to receive his base salary until he accepts employment with another employer, but in no event longer than 18 months after the termination of his employment. In addition, the agreement prohibits Mr. Brooks, during his employment with us and for the longest time period permitted by law thereafter, from disclosing confidential information; requires Mr. Brooks to transfer to us any inventions he develops during his employment; and prohibits Mr. Brooks from competing with us in geographic regions in the United States in which we conduct business or from hiring our employees for 18 months after the termination of his employment.

Stock Based Plans

1993 Stock Option Plan

          Our board of directors adopted the 1993 Stock Option Plan (the "1993 Option Plan") on December 1, 1997 and our shareholders approved it on December 1, 1997. The 1993 Option Plan will remain in effect until all options granted under the plan have been exercised or terminated, but no additional option grants could be made under the 1993 Option Plan after July 30, 2004. The 1993 Option Plan provided for the grant of nonqualified stock options to executive officers and key employees. As of January 29, 2005, options to purchase 1,479,901 shares of common stock were outstanding under the 1993 Option Plan.

          Administration.    A committee of the board of directors administers the 1993 Option Plan. Subject to the terms of the 1993 Option Plan, the committee determined grant recipients, grant dates, the numbers of stock options to be granted and the terms and conditions of the stock options, including the period of their exercisability, vesting and the exercise price.

          Stock Options.    Nonqualified stock options were granted pursuant to stock option agreements. The committee determined the exercise prices for stock options, which were at least 100% of the fair market value of the shares of common stock underlying the stock options on the date such stock options were granted, and such stock options are not exercisable after the expiration of ten years from the date of grant. The committee determined the vesting period and term of stock options granted under the 1993 Option Plan. Upon the death of an optionee, any options exercisable on the date of death may be exercised by the optionee's estate or the optionee's beneficiary for a period of one year after the date of the optionee's death. Upon the termination of an optionee's employment relationship with us by reason of retirement or permanent disability, an optionee may, within 12 months from the date of termination, exercise his or her stock options to the extent they are exercisable during such 12-month period. Other than in the case of termination by death, disability or retirement, all options held by an optionee shall terminate upon the termination of the optionee's employment relationship with us. An optionee may not transfer a nonqualified stock option other than by will or the laws of descent and distribution.

          Adjustments to Capital Structure.    In the event of a dividend or other distribution, recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like, the committee may adjust the number of shares that may be delivered under the 1993 Option Plan and the number and price of the shares covered by each outstanding stock option grant.

          Amendment and Termination.    The committee may amend the 1993 Option Plan or modify stock option awards in response to changes in securities or other laws or to comply with stock exchange rules at any time. The committee may also terminate or modify the plan at any time.

2004 Stock Option Plan

          Our board of directors adopted the 2004 Option Plan on June 7, 2004 and our shareholders have approved it. Unless sooner terminated by the board of directors, the 2004 Option Plan will terminate on June 7, 2014, the tenth anniversary of the date that the plan was adopted by our board of directors. The 2004 Option Plan provides for the grant of incentive stock options and nonqualified stock options, which may be granted to our executive officers and key employees. Upon the completion of this offering, we do not intend to make any new stock option grants under the 2004 Option Plan and all shares then available for future awards under the 2004 Option Plan will thereupon be added to the shares available for award under the 2005 Incentive Plan.

          Share Reserve.    An aggregate of 3,682,793 shares of common stock may be issued pursuant to stock options granted under the 2004 Option Plan. Shares subject to stock option grants under the 2004 Option Plan that are forfeited or expire prior to the termination of the 2004 Option Plan will remain available for issuance under the 2004 Option Plan. As of January 29, 2005, options to purchase 375,496 shares of common stock were outstanding under the 2004 Option Plan and 3,307,297 additional shares of common stock were available for future grants under the 2004 Option Plan. As of January 29, 2005, no shares of common stock had been issued under the 2004 Option Plan.

          Administration.    A committee of the board of directors administers the 2004 Option Plan. Subject to the terms of the 2004 Option Plan, the committee determines recipients, grant dates, the numbers and types of stock options to be granted and the terms and conditions of the stock options, including the period of their exercisability and vesting. Subject to the limitations set forth below, the committee also determines the exercise price of stock options granted.

          Stock Options.    Nonqualified stock options, or "nonqualified options," and incentive stock options, or "incentive options," are granted pursuant to stock option agreements. The committee determines the exercise price for stock options. Subject to the limitations set forth below regarding persons owning more than ten percent of our stock ("ten percent shareholders"), the exercise price for incentive options generally will be at least 100% of the fair market value of the shares of common stock underlying the incentive stock option on the date such incentive option is granted and such incentive options will not be exercisable after the expiration of ten years from the date of grant. For ten percent shareholders, the exercise price for incentive options will be at least 110% of the fair market value of the shares of common stock underlying an incentive option on the date such incentive option is granted and such incentive option will not be exercisable after the expiration of five years from the date of grant. The committee determines the vesting period and term of stock options granted under the 2004 Option Plan.

          Unless the terms of an optionee's stock option agreement provide otherwise, stock options granted under the 2004 Option Plan expire: 90 days after voluntary or involuntary termination of an optionee's employment (other than in the case of death, disability or discharge for misconduct that is willfully or wantonly harmful to us); upon discharge for misconduct that is willfully or wantonly harmful to us; or 12 months after an optionee's death or disability. In no event may a stock option be exercised after the expiration of its term, as set forth in the stock option agreement. Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will either be cash or, with our approval, common stock owned by the optionee.

          Generally, an optionee may not transfer a nonqualified option other than by will or the laws of descent and distribution unless the nonqualified option agreement provides otherwise. Optionees may not transfer incentive options except by will or by the laws of descent and distribution and incentive options are exercisable during the lifetime of the optionee only by the optionee.

          Recapitalization.    The number of shares for which stock options may be granted under the 2004 Option Plan and the exercise price and the number of shares covered by an outstanding stock option will be adjusted for increases and decreases in the number of our outstanding shares resulting from stock splits and other capital adjustments or the payment of stock dividends.

          Changes in Control.    In the event of a change in control of us, all outstanding stock options under the 2004 Option Plan may be assumed or substituted by any surviving or acquiring entity, and the optionee may exercise his or her vested stock options. If the surviving or acquiring entity elects not to assume or substitute for such outstanding stock options, all outstanding stock options that have not been exercised shall terminate upon the consummation of the change in control.

          Amendment and Termination.    Our board of directors may amend (subject to shareholder approval as required by applicable law), suspend or terminate the 2004 Option Plan at any time.

2005 Equity Incentive Plan

          Our board of directors adopted the 2005 Incentive Plan on January 24, 2005 and our shareholders will approve it prior to the completion of this offering. The 2005 Incentive Plan will become effective upon the completion of this offering. Unless sooner terminated by the board of directors, the 2005 Incentive Plan will terminate on the day before the tenth anniversary of the date that the plan was approved by our shareholders. The 2005 Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to our employees (including officers), directors and consultants.

          Share Reserve.    The aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2005 Incentive Plan will not exceed 2,925,000 plus (1) the number of shares that are subject to awards under the 2005 Incentive Plan, the 1993 Option Plan or the 2004 Option Plan that have been forfeited or repurchased by us or that have otherwise expired or terminated, (2) the number of shares reserved under the 2004 Option Plan that are not subject to a grant under such plan upon the completion of this offering, and (3) an annual increase on the first business day of each fiscal year, such that the total number of shares available for issuance under the 2005 Incentive Plan shall equal 15% of the total number of shares of common stock outstanding on such business day; provided, that with respect to such annual increase, our board of directors may designate a lesser number of additional shares or no additional shares during such fiscal year. In no event, however, will the aggregate number of shares available for award under our 2005 Incentive Plan exceed 4,387,500 shares.

          The following types of shares issued under the 2005 Incentive Plan may again become available for the grant of new awards under the 2005 Incentive Plan: restricted stock issued under the 2005 Incentive Plan that is forfeited or repurchased by us prior to it becoming fully vested; shares withheld for taxes; shares tendered to us to pay the exercise price of an option; and shares subject to awards issued under the 2005 Incentive Plan that have expired or otherwise terminated without having been exercised in full.

          Administration.    The board of directors will administer the 2005 Incentive Plan and may delegate this authority to administer the plan to a committee. Subject to the terms of the 2005 Incentive Plan, the plan administrator, which is our board of directors or its authorized committee, determines recipients, grant dates, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price for restricted stock and restricted stock units, and, if applicable, the strike price for stock appreciation rights.

          Stock Options.    Nonqualified options and incentive options are granted pursuant to stock option agreements. The plan administrator determines the exercise price for stock options. Subject to the limitations set forth below regarding persons owning more than ten percent of our stock or of any of our affiliates ("ten percent shareholders"), the exercise price for nonqualified options and incentive options will be at least 100% of the fair market value of the shares of common stock underlying the option on the date such option is granted. Incentive options will not be exercisable after the expiration of ten years from the date of grant. For ten percent shareholders, the exercise price for incentive options will be at least 110% of the fair market value of the shares of common stock underlying an incentive option on the date such incentive option is granted and such incentive option will not be exercisable after the expiration of five years from the date of grant. The plan administrator determines the vesting period and term of stock options granted under the 2005 Incentive Plan.

          Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death or the optionee dies within a specified period after termination of service, the optionee, or his or her beneficiary, may exercise any vested options for a period of 12 months in the event of disability or 18 months in the event of death, after the date such service relationship ends or after death, as applicable. If an optionee's relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event, however, may an option be exercised after the expiration of its term, as set forth in the stock option agreement.

          Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will either be cash, common stock owned by the optionee that has been held by the optionee for at least six months, a deferred payment arrangement, a cashless exercise or other legal consideration approved by the plan administrator. The plan administrator may grant stock options with provisions entitling the optionee to a further option, referred to as a re-load option, in the event the optionee exercises the option evidenced by the option agreement, in whole or in part, by surrendering other shares of our common stock.

          Generally, an optionee may not transfer a nonqualified option other than by will or the laws of descent and distribution unless the nonqualified option agreement provides otherwise. Optionees may not transfer incentive options except by will or by the laws of descent and distribution and incentive options are exercisable during the lifetime of the optionee only by the optionee. Optionees may designate a beneficiary who may exercise the option following the optionee's death.

          Stock Bonus Awards.    Stock bonus awards are granted pursuant to stock award agreements. The consideration for stock bonus awards may be a recipient's performance of services for us or our affiliates. Stock bonus awards may be subject to a repurchase right in accordance with a vesting schedule determined by the plan administrator. Upon termination of a recipient's service with us, stock bonus awards that are unvested as of the date of such termination may be reacquired by us after such time as would not result in negative accounting consequences. Stock bonus awards may be transferable only to the extent provided in a stock award agreement.

          Restricted Stock and Restricted Stock Units.    A restricted stock award or restricted stock unit award is the grant of shares of our common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units) at a price determined by the plan administrator. Restricted stock and restricted stock units are granted pursuant to stock award agreements. Upon termination of a recipient's service with us, shares of restricted stock that are unvested as of the date of such termination may be reacquired by us subject to the terms of the restricted stock award agreement. Restricted stock awards may be subject to a repurchase right in accordance with a vesting schedule determined by the board of directors. Restricted stock and restricted stock units may be transferable only to the extent provided in a stock award agreement.

          Stock Appreciation Rights.    Stock appreciation rights entitle a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the stock appreciation right over the grant price of the stock appreciation right. Stock appreciation rights are granted pursuant to stock award agreements. The plan administrator may grant stock appreciation rights in connection with stock options or in a stand-alone grant. The plan administrator determines the term and grant price for a stock appreciation right. A stock appreciation right granted under the 2005 Incentive Plan vests at the rate specified in the stock award agreement. With respect to stock appreciation rights that are granted in connection with stock options, such stock appreciation rights shall be exercisable only to the extent that the related stock option is exercisable and such stock appreciation rights shall expire no later than the date on which the related stock options expire. If a recipient's relationship with us, or any of our affiliates, ceases for any reason, any unvested stock appreciation rights will be forfeited and any vested stock appreciation rights will be automatically redeemed.

          Capitalization Adjustments.    In the event of a dividend or other distribution (whether in the form of cash, shares of common stock, other securities, or other property), recapitalization, stock split, reorganization, merger, consolidation, exchange of our common stock or our other securities, or other change in our corporate structure, the plan administrator may adjust the number of shares that may be delivered under the 2005 Incentive Plan and the number and price of the shares covered by each outstanding stock award.

          Changes in Control.    In the event of a change in control of us (as defined in the 2005 Incentive Plan), all outstanding options and other awards under the 2005 Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by award holders whose service with us or any of our affiliates has not terminated will be accelerated and such awards will be fully vested and exercisable immediately prior to the consummation of such transaction, and the stock awards shall automatically terminate upon consummation of such transaction if not exercised prior to such event.

          Amendment and Termination.    The plan administrator may amend (subject to shareholder approval as required by applicable law), suspend or terminate the 2005 Incentive Plan at any time.

2005 Employee Stock Purchase Plan

          Our board of directors adopted our Stock Purchase Plan on January 24, 2005 and our shareholders will approve it prior to the completion of this offering. The Stock Purchase Plan will become effective upon the completion of this offering.

          Share Reserve.    The Stock Purchase Plan authorizes the issuance of 500,000 shares of common stock pursuant to purchase rights granted to certain of our employees or to employees of any of our subsidiaries that we designate as being eligible to participate.

          Administration.    The compensation committee of the board of directors will administer the Stock Purchase Plan. The Stock Purchase Plan provides a means by which employees may purchase our common stock. We will implement the Stock Purchase Plan by offering to our eligible employees the right to purchase shares of common stock. Under the Stock Purchase Plan, we will conduct consecutive six-month offerings with a new offering commencing January 1 and July 1 of each year. The offerings will continue until the Stock Purchase Plan is terminated or until the shares reserved for issuance under the plan have been issued.

          Common stock may be purchased by the employees participating in the Stock Purchase Plan at a price per share equal to the lesser of (1) 85% of the fair market value of a share of our common stock on the date of commencement of the offering (or the first trading day after the offering if the offering does not commence on a trading day) or (2) 85% of the fair market value of a share of our common stock on the last trading day of the offering. Generally, all regular employees, including officers, who are customarily employed by us or by any of our designated affiliates for more than 20 hours per week and more than five months per calendar year may participate in the Stock Purchase Plan and may contribute (through payroll deductions) up to 15% of their earnings for the purchase of common stock under the Stock Purchase Plan, as determined by the compensation committee. If an employee's employment relationship with us, or any of our affiliates, ceases for any reason, the balance in the account of such participating employee will be paid to the employee or his or her estate. Employees may not transfer or encumber either the payroll deductions credited to their account or any rights to purchase shares other than by will or the laws of descent and distribution.

          Limitations.    Eligible employees may be granted rights to participate under the Stock Purchase Plan only if, together with any other rights granted under other employee stock purchase plans, they do not permit such employee to purchase our common stock at an accrued rate exceeding $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. No employee shall be eligible for the grant of any rights under the Stock Purchase Plan if immediately after such rights are granted, such employee owns five percent or more of the total combined voting power or value of all of our classes of capital stock or of the capital stock of any subsidiary of ours.

          Capitalization Adjustments.    In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offerings of rights, or any other change in the structure of our common stock, the compensation committee may make such adjustments, if any, as it may deem appropriate in the number, kind and the price of shares available for purchase under the Stock Purchase Plan, and in the number of shares which an employee is entitled to purchase.

          Changes in Control.    In the event of a change in control of us (as defined in the Stock Purchase Plan), the outstanding rights to purchase our common stock granted under the Stock Purchase Plan may be assumed or an equivalent purchase right may be substituted by the successor entity. In the event that the successor entity refuses to assume or substitute for the purchase rights, or continue the purchase right, any offering then in progress shall be shortened by setting a new ending date for such offering, which date will be prior to the date of the proposed transaction. The compensation committee will notify each participant in the offering in writing prior to the new ending date for such offering that the end of the offering has been changed and that the participant's purchase rights will be exercised automatically on such new ending date for the offering.

          Amendment and Termination.    The compensation committee may at any time amend or terminate the Stock Purchase Plan.

Limitation on Liability and Indemnification

          Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act, or the "WBCA," authorize Washington corporations to indemnify and advance expenses to directors, officers, employees or agents of the corporation under certain circumstances against liabilities and expenses incurred in legal proceedings involving such individuals because of their being or having been a director, officer, employee or agent of the corporation. Section 23B.08.560 of the WBCA authorizes a corporation to agree to so indemnify and obligate itself to advance or reimburse expenses without regard to the limitations of Section 23B.08.510 through 23B.08.550 of the WBCA; provided, however, that no such indemnity shall be made for or on account of any:

  •
  acts or omissions of the director, officer, employee or agent finally adjudged to be intentional misconduct or a knowing violation of law;

  •
  conduct of the director, officer, employee or agent finally adjudged to be in violation of Section 23B.08.310 of the WBCA (which section relates to unlawful distributions); or

  •
  transaction with respect to which it was finally adjudged that such director, officer, employee or agent personally received a benefit in money, property, or services to which the director, officer, employee or agent was not legally entitled.

          Furthermore, Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving (1) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (2) conduct violating Section 23B.08.310 of the WBCA (which section relates to unlawful distributions) or (3) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

          Our articles of incorporation provide that we shall indemnify our directors to the fullest extent permitted by the WBCA, subject to exceptions, and require that we advance expenses for those persons pursuant to our bylaws or a separate directors resolution or contract. Our bylaws provide that we shall indemnify our directors, officers and employees to the fullest extent permitted by applicable law, and also provide that we may indemnify our agents. Our bylaws also provide that we may, or in certain cases must, provide advances for expenses to such indemnified individuals who are parties to such a proceeding. Our articles of incorporation provide that a director shall not be personally liable to us or to any of our shareholders for monetary damages for conduct as a director, subject to the limitations set forth in our articles of incorporation. Our bylaws also provide that we may maintain, at our expense, insurance to protect us and an indemnified director, officer, employee or agent against any liability, whether or not we would have the power to indemnify such director, officer, employee or agent against the same liability under Sections 23B.08.510 or 23B.08.520 of the WBCA.

          Prior to the completion of this offering, we will enter into separate indemnification agreements with each of our directors and officers to effectuate the provisions discussed above and to purchase director and officer liability insurance. The effect of such provisions is to indemnify our directors and officers against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with us, to the fullest extent permitted by law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Equity Sales and Related Transactions

Zumiez Holdings LLC

          In October and November 2002, we entered into a series of transactions with the Brentwood Affiliates and certain of our shareholders (these transactions are referred to as the "2002 Recapitalization"). As part of the 2002 Recapitalization, we entered into a contribution agreement, or the "Contribution Agreement," and certain other agreements, pursuant to which Zumiez Holdings LLC, a Delaware limited liability company, or "Zumiez Holdings," was formed and substantially all of our then-outstanding shares of capital stock were contributed to Zumiez Holdings. In connection with the 2002 Recapitalization, we paid $143,000 in fees on behalf of Zumiez Holdings. See note 8 to our financial statements included elsewhere in this prospectus. The initial members of Zumiez Holdings were Brentwood-Zumiez Investors, LLC, an entity controlled by the Brentwood Affiliates, Thomas D. Campion, our Co-Founder and Chairman, Richard M. Brooks, our President and Chief Executive Officer, and John G. Haakenson, our Co-Founder. In addition, Thomas E. Davin and William M. Barnum, Jr., each of whom is currently a member of our Board of Directors, were associated with the Brentwood Affiliates at the time of the 2002 Recapitalization and Mr. Barnum and Steven W. Moore, who is also a member of our Board of Directors, are currently associated with the Brentwood Affiliates. Pursuant to the terms of the Zumiez Holdings limited liability company agreement, or the "Holdings LLC Agreement," the assets of Zumiez Holdings, which consist solely of shares of our common stock, will be distributed to the persons entitled thereto prior to the consummation of this offering and thereafter Zumiez Holdings will be dissolved. Prior to this distribution and based on shares outstanding as of January 29, 2005, Zumiez Holdings held approximately 95% of our outstanding shares of common stock. Information in this prospectus concerning ownership of our common stock by the Brentwood Affiliates and Messrs. Campion, Barnum, Brooks and Haakenson, including the information appearing under "Principal and Selling Shareholders," assumes that all of the shares of our common stock held by Zumiez Holdings have been distributed to the persons entitled to those shares in accordance with the Holdings LLC Agreement, unless otherwise expressly stated or the context otherwise requires. The exact number of shares that will be distributed to those persons will depend upon the public offering price of our common stock in this offering. The information in this preliminary prospectus regarding the number of shares of common stock owned by those persons has been calculated based on an assumed public offering price of $16.00 per share, which is equal to the mid-point of the price range set forth on the cover of this preliminary prospectus, and will change unless the actual public offering price is $16.00 per share.

Services Agreement

          In connection with the 2002 Recapitalization, we entered into a Corporate Development and Administrative Services Agreement, dated November 4, 2002, or the "Services Agreement," with Brentwood Private Equity III, pursuant to which we are obligated to pay Brentwood Private Equity III an annual consulting fee, the amount of which fee depends on our adjusted EBITDA, and to reimburse Brentwood Private Equity III for certain expenses. In fiscal 2002, 2003 and 2004 we paid Brentwood Private Equity III consulting fees of $31,000, $200,000 and $200,000, respectively, under the Services Agreement. We also anticipate paying Brentwood Private Equity III a pro-rated consulting fee in fiscal 2005 through the date of completion of this offering. We are also obligated under the Services Agreement to pay Brentwood Private Equity III an advisory fee based upon: (1) the aggregate consideration paid by us (A) in connection with an acquisition of all or substantially all of the capital stock, business or assets of another individual or business entity and (B) in connection with any joint venture or minority investment and (2) the amount of any equity interest or similar securities issued by us with the assistance of Brentwood Private Equity III. We are not obligated to pay Brentwood Private Equity III any fees pursuant to clause (2) of the preceding sentence, or any additional advisory or other fees, under the Services Agreement in connection with this offering and the Services Agreement will terminate upon the consummation of this offering. The terms of the Services Agreement were negotiated in connection with the 2002 Recapitalization and such negotiations were conducted on an arms-length basis.

Expense Agreement

          In connection with the 2002 Recapitalization, we entered into an Expense Agreement, dated November 4, 2002, or the "Expense Agreement," with Zumiez Holdings pursuant to which we are obligated to reimburse Zumiez Holdings, or such other parties as Zumiez Holdings may designate, for reasonable expenses incurred in connection with facilitating investments in us. The Expense Agreement will terminate upon the consummation of this offering. The terms of the Expense Agreement were negotiated in connection with the 2002 Recapitalization and such negotiations were conducted on an arms-length basis.

Redemption Agreements

          In October 2002, in connection with the 2002 Recapitalization, we entered into common stock redemption agreements with Thomas D. Campion, our Co-Founder and Chairman, and Richard M. Brooks, our President and Chief Executive Officer. Pursuant to the terms of our redemption agreement with Mr. Campion, we redeemed 1,485,651 shares of our common stock held by Mr. Campion for an aggregate purchase price of approximately $7.7 million, which amount was paid by us through our delivery of a promissory note in the sum of approximately $6.2 million and the cancellation of a promissory note in the amount of $1.5 million executed by Mr. Campion in favor of us. Pursuant to the terms of our redemption agreement with Mr. Brooks, we redeemed 159,095 shares of our common stock held by Mr. Brooks for an aggregate purchase price of approximately $829,000, which amount was paid by us through our delivery of a promissory note in the sum of approximately $829,000. Each of the promissory notes issued in connection with the redemption agreements has been paid in full.

Loans to Executives

          In August 2001, we loaned Thomas D. Campion, our Co-Founder and Chairman, $1.5 million for which he executed a promissory note that was due and payable in full by September 1, 2002 and which promissory note bore interest at a rate of 6.0% per annum. As described above under "Redemption Agreements," Mr. Campion paid the principal of this promissory note in full.

Issuance of Stock to Zumiez Holdings

          In November 2002, in connection with the 2002 Recapitalization, we issued 1,356,371 shares of our common stock to Zumiez Holdings for an aggregate purchase price of approximately $7.1 million, which was paid in cash at the closing of the Contribution Agreement. The members of Zumiez Holdings at the time of such issuance were Brentwood-Zumiez Investors, LLC, an entity controlled by the Brentwood Affiliates, Thomas D. Campion, our Co-Founder and Chairman, Richard M. Brooks, our President and Chief Executive Officer, and John G. Haakenson, our Co-Founder. Thomas E. Davin and William M. Barnum, Jr., each of whom is currently a member of our board of directors, were associated with the Brentwood Affiliates at the time of the issuance and sale of our common stock to Zumiez Holdings, and Mr. Barnum and Steven W. Moore, who is also a member of our Board of Directors, are currently associated with the Brentwood Affiliates.

Contribution Agreement

          At the closing under the Contribution Agreement:

  •
  The Brentwood Affiliates contributed approximately $25.3 million to Zumiez Holdings, and Messrs. Campion, Brooks and Haakenson contributed 6,340,768, 2,319,793 and 708,180 shares of our common stock, respectively, to Zumiez Holdings;

  •
  Zumiez Holdings purchased approximately 1,356,371 shares of our common stock from us for approximately $7.1 million and distributed approximately $13.4 million and $3.7 million in cash to Messrs. Campion and Haakenson, respectively; and

  •
  after giving effect to the transactions described above, the Brentwood Affiliates received an approximately 43% membership interest in Zumiez Holdings and Messrs. Campion and Brooks received approximately 35% and 22% membership interests, respectively, in Zumiez Holdings.

          Under the Contribution Agreement, we agreed to indemnify and hold harmless Zumiez Holdings, its officers, employees, agents, consultants, advisors and other representatives and its controlling persons and affiliates, which include Brentwood-Zumiez Investors, LLC, an entity controlled by the Brentwood Affiliates, Thomas D. Campion, our Co-Founder and Chairman, and Richard M. Brooks, our President and Chief Executive Officer, for certain losses and expenses. Thomas E. Davin and William M. Barnum, Jr., each of whom is currently a member of our board of directors, were associated with the Brentwood Affiliates at the time of the execution of the Contribution Agreement, and Mr. Barnum is currently associated with the Brentwood Affiliates. Except with respect to certain representations and warranties, including representations and warranties related to taxation, our indemnification obligations under the Contribution Agreement will have expired upon consummation of this offering.

Director and Officer Indemnification

          Our articles of incorporation and our bylaws contain provisions limiting the liability of our directors and require that we indemnify our directors to the fullest extent permitted by law. In addition, prior to the completion of this offering, we will enter into agreements to indemnify our directors and executive officers to the fullest extent permitted under Washington law. See "Management—Limitation on Liability and Indemnification."

Registration Rights

          Some of our shareholders are entitled to registration rights. See "Description of Capital Stock—Registration Rights."

Stock Option Grants

          We have granted options to purchase shares of our common stock to our executive officers and directors. See "Management."

PRINCIPAL AND SELLING SHAREHOLDERS

          The following table sets forth information with respect to the beneficial ownership of our common stock held as of January 29, 2005, and as adjusted to reflect the sale of common stock in this offering for:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group;

  •
  each person who we know beneficially owns 5% or more of our common stock; and

  •
  each selling shareholder.

          Information in the following table concerning ownership of our common stock by Brentwood-Zumiez Investors, LLC and Messrs. Campion, Brooks and Barnum assumes that all of the shares of our common stock held by Zumiez Holdings have been distributed to the persons and entities entitled to those shares under the terms of the Holdings LLC Agreement. This distribution will occur prior to the closing of this offering. The exact number of shares that will be distributed to these persons and entities will depend upon the public offering price of our common stock in this offering. The information appearing below regarding the number of shares of common stock owned by these persons and entities has been calculated based upon an assumed public offering price of $16.00 per share, which is equal to the mid-point of the price range shown on the cover of this preliminary prospectus, and will change unless the actual public offering price is equal to this assumed public offering price. See "Certain Relationships and Related Transactions—Equity Sales and Related Transactions" for information regarding material relationships between some of the selling shareholders and us.

          Except as otherwise indicated by footnote, and subject to applicable community property laws, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares. Beneficial ownership is determined in accordance with the rules of the SEC. Based on information provided to us by the selling shareholders, none of the selling shareholders is a broker-dealer or affiliate of a broker-dealer.

          The number of shares of common stock outstanding used in calculating the percentage for each listed person and entity includes common stock underlying options held by the person or entity that are exercisable within 60 days of January 29, 2005, but excludes common stock underlying options held by any other person or entity. Percentage of beneficial ownership is based on 11,305,261 shares of common stock outstanding as of January 29, 2005. Except as noted below, the address for each person that holds 5% or more of our common stock is c/o Zumiez Inc., 6300 Merrill Creek Parkway, Suite B, Everett, Washington 98203.

	Shares Beneficially Owned Prior to this Offering				Shares Beneficially Owned After this Offering
				Shares Being Offered
Executive Officers and Directors	Number	Percentage			Number	Percentage
Thomas D. Campion	4,079,625	36.1		250,000	3,829,625	29.1
Richard M. Brooks(1)	2,332,977	20.6		—	2,332,977	17.7
Brenda I. Morris(2)	46,969		*	—	46,969		*
Lynn K. Kilbourne	—	—		—	—	—
Thomas E. Davin	—	—		—	—	—
William M. Barnum, Jr.(1)(3)(4)	4,253,822	37.6		891,985	3,361,837	25.5
Steven W. Moore	—	—		—	—	—
All Executive Officers and Directors as a group (7 persons)(1)	10,713,393	94.4		1,141,985	9,571,408	72.4
5% Shareholders:
Brentwood-Zumiez Investors, LLC(1)(4)	4,253,822	37.6		891,985	3,361,837	25.5
Other Selling Shareholders:
John G. Haakenson	58,687		*	50,000	8,687		*
Akhil R. Shah	290,075	2.6		29,007	261,068	2.0
Rajnikant R. Shah	290,075	2.6		29,008	261,067	2.0

*
Represents beneficial ownership of less than 1%.

(1)
Assumes that the underwriters' over-allotment option is not exercised. In the event that the underwriters' over-allotment option is exercised in full, then the number of shares being offered by Richard M. Brooks and Brentwood-Zumiez Investors LLC will increase by 75,000 shares and 393,750 shares, respectively, and the number of shares beneficially owned by Mr. Brooks and Brentwood-Zumiez Investors LLC after this offering will decrease to 2,257,977 shares and 2,968,087 shares, respectively, or 17.1% and 22.5%, respectively, of the shares to be outstanding immediately after this offering.

(2)
Consists of shares issuable upon exercise of outstanding options exercisable within 60 days of January 29, 2005.

(3)
Consists of shares held by Brentwood-Zumiez Investors, LLC, an entity controlled by the Brentwood Affiliates. William M. Barnum, Jr., one of our directors, is a managing member of Brentwood Private Equity III, LLC.

(4)
The membership interests of Brentwood-Zumiez Investors, LLC are held by Brentwood Associates Private Equity III, L.P., Brentwood Associates Private Equity III-A, L.P., and BAPE III Executive Fund, L.P. (collectively, "Brentwood Funds"). Brentwood Private Equity III, LLC is the general partner of each of the Brentwood Funds. Mr. Barnum, one of our directors, is a managing member of Brentwood Private Equity III, LLC, and thus has voting power, investment power and dispositive power over shares held by Brentwood-Zumiez Investors, LLC. Mr. Barnum disclaims beneficial ownership of the shares held or controlled by Brentwood-Zumiez Investors, LLC except to the extent of his pecuniary interest therein. The address for Brentwood-Zumiez Investors, LLC is 11150 Santa Monica Blvd., Suite 1200, Los Angeles, CA 90025.

DESCRIPTION OF CAPITAL STOCK

General

          We are authorized to issue 50,000,000 shares of common stock, no par value per share, and 20,000,000 shares of preferred stock, no par value per share. Immediately after this offering, there will be 13,180,261 shares of common stock outstanding, 1,855,397 shares of common stock will be issuable upon exercise of outstanding options and no shares of preferred stock will be issued and outstanding, based on shares and options outstanding as of January 29, 2005. As of January 29, 2005, there were three holders of record of our common stock.

Common Stock

          The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our articles of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up of us, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are, and the shares to be sold by us in this offering will be, fully paid and nonassessable.

Preferred Stock

          Pursuant to our articles of incorporation, our board of directors has the authority, without action by our shareholders, to issue up to 20,000,000 shares of preferred stock. The board of directors may issue this stock from time to time in one or more series and may fix the rights, preferences, privileges and restrictions of each series of preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series and the designation of such series. Any or all of the rights and preferences selected by our board of directors for any series of preferred stock may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that shareholders will receive dividend payments and payments upon our liquidation, dissolution or winding up. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control of us if, for example, our board of directors designated and issued a series of preferred stock in an amount that sufficiently increased the number of outstanding shares to overcome a vote by the holders of our common stock or with rights and preferences that included special voting rights to veto a change in control, merger or similar transaction.

Registration Rights

          On November 4, 2002, we entered into an Amended and Restated Stockholders' Agreement, or the "Stockholders' Agreement," which grants certain holders of our common stock rights with respect to registration of their shares under the Securities Act of 1933. Such registration will permit the resale of those shares in the public market. Under the Stockholders' Agreement, we granted Zumiez Holdings the right to demand that we register its shares for sale in an initial public offering. Zumiez Holdings exercised that right in connection with this offering. We also granted all of these shareholders certain "piggyback" registration rights to register the shares of common stock owned by them under the Securities Act. The Stockholders' Agreement provides that whenever we propose to register shares of our common stock under the Securities Act (other than on a Form S-4 or Form S-8), then these shareholders, with certain exceptions, will have the right to register their shares of common stock as part of that registration. The registration rights under the Stockholders' Agreement are subject to the rights of the lead underwriters, if any, to reduce or exclude certain shares owned by these shareholders from the registration. The Stockholders' Agreement requires us to pay for all costs and expenses, other than underwriting discounts and commissions and fees and disbursements of counsel for these shareholders, incurred in connection with the registration of shares under the agreement. No shareholder will have any rights under the Stockholders' Agreement to include shares in a registration statement if those shares have (1) already been sold pursuant to a registration statement or pursuant to Rule 144 under the Securities Act, or (2) may be sold pursuant to Rule 144 under the Securities Act, if we have advised that shareholder that we are willing to instruct the transfer agent for our common stock to remove any restrictive legends necessary in connection with that sale.

          Immediately after completion of this offering and based on shares outstanding as of January 29, 2005, the holders of approximately 10,055,261 shares of our outstanding common stock will be entitled to the registration rights described above. In addition, the Stockholders' Agreement provides that all shares of our capital stock acquired by any of those shareholders in the future will also be entitled to these registration rights.

Antitakeover Effects of Washington Law and Certain Provisions of Our Articles of Incorporation and Our Bylaws

          Washington RCW 23B.19.    Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation (an "acquiring person") for a period of five years after the acquisition of such securities, unless the transaction is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition of such securities. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person; termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or allowing the acquiring person to receive any disproportionate benefit as a shareholder.

          After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of us.

          Issuance of preferred stock.    As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or to make removal of management more difficult.

          Election and removal of directors.    Our articles of incorporation provide for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders. In addition, our directors are removable only for cause and only by vote of the holders of at least a majority of the voting power of our outstanding capital stock entitled to vote in the election of directors and any vacancies on the board of directors or newly created directorships resulting from an increase in the number of directors shall be filled only by the affirmative vote of a majority of the directors then in office. Because this system of electing, appointing, removing and replacing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.

          Approval for certain business combinations.    Our articles of incorporation require that certain business combinations, including a merger, share exchange and the sale, lease, exchange, mortgage, transfer or other disposition of all or substantially all of our assets other than in the usual and regular course of business, be approved by the holders of not less than 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock entitled to vote in the election of directors, voting together as a single class.

          Shareholder meetings.    Our articles of incorporation provide that only the board of directors or the chairman of the board of directors may call a special meeting of shareholders. The effect of this provision is that a shareholder will have to wait until an annual meeting or a special meeting called by the board of directors or the chairman of the board of directors to bring a proposal for shareholder approval.

          No shareholder action by written consent.    Our bylaws and the WBCA provide that as long as we are a public company (as defined by RCW 23B.01.400), shareholders may not take action by written consent, unless such consent is unanimous.

          Requirements for advance notification of shareholder nominations and proposals.    Our bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

          Amendment of our bylaws.    Our articles of incorporation and our bylaws provide that shareholders can amend our bylaws only upon the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock entitled to vote in the election of directors, voting together as a single class. Our board of directors can amend our bylaws without shareholder approval. However, our directors may not amend the bylaws fixing their qualifications, classifications, or term of office.

Transfer Agent And Registrar

          The Transfer Agent and Registrar for our common stock is Wachovia Bank, N.A.

Nasdaq National Market Quotation

          We have applied to have our shares of common stock quoted on the Nasdaq Stock Market's National Market under the trading symbol "ZUMZ."

SHARES ELIGIBLE FOR FUTURE SALE

          Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our common stock. Furthermore, because only a limited number of our shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

          Upon completion of this offering and based on shares outstanding as of January 29, 2005, we will have 13,180,261 outstanding shares of common stock. All of the shares of common stock sold in this offering will be freely tradable on the date of this prospectus unless purchased by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act.

          In addition, the 10,055,261 remaining shares of our common stock that will be outstanding immediately after completion of this offering, based on shares outstanding as of January 29, 2005, will be available for sale in the public markets 180 days after the date of this prospectus (subject to the discussion in the following paragraph) following the termination of lock-up agreements discussed below at which time these shares will be saleable under Rule 144 (subject, in some cases, to volume limitations) or Rule 701 under the Securities Act.

          The 180 day lock-up period described above may be extended by up to 34 days under certain circumstances and may also be waived as described below. No prediction can be made as to the effect, if any, that sales of shares or the availability of shares for sale in the public markets will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market after the lapse or waiver of the restrictions described in this section, or the perception that sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price that we deem appropriate.

Lock-Up Agreements

          We, all of our directors and officers and all of our shareholders prior to this offering, including the selling shareholders, have agreed that, without the prior written consent of Wachovia Capital Markets, LLC and Piper Jaffray & Co., we and they will not, among other things, offer or sell any shares of our common stock during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, except for sales of shares to the underwriters and subject to certain other exceptions. The 180-day lock-up period may be extended by an additional 34 days under certain circumstances described under "Underwriting—Lock-up Agreements." Wachovia Capital Markets, LLC and Piper Jaffray & Co. may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements. See "Underwriting—Lock-up Agreements."

Rule 144

          In general, under Rule 144 as currently in effect, beginning 90 days after we become subject to the reporting requirements of the Securities Exchange Act, but subject to the lock-up agreements described above, if applicable, a person (or persons whose shares are aggregated) who has purchased our common stock from us or any "affiliate" of ours at least one year previously would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding or the average weekly trading volume of the common stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, a person who is not deemed to have been our "affiliate" at any time during the 90 days preceding a sale and who has beneficially owned for at least two years the shares proposed to be sold would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations and other requirements described above.

Rule 701

          Our employees, directors and officers who acquired our common stock prior to the date we become subject to the reporting requirements of the Securities Exchange Act under written compensatory benefit plans or written contracts relating to the compensation of those persons may rely on Rule 701 with respect to the resale of that stock. In general, Rule 701 permits resales of shares issued under compensatory benefit plans and contracts commencing 90 days after we became subject to the reporting requirements of the Securities Exchange Act in reliance upon Rule 144, but without compliance with certain restrictions, including the holding period requirements contained in Rule 144. Accordingly, subject to the lock-up agreements described above, if applicable, beginning 90 days after we become subject to the reporting requirements of the Securities Exchange Act, under Rule 701 persons who are not our "affiliates" may resell those shares subject only to the manner of sale provisions of Rule 144 and persons who are our "affiliates" may resell those shares without compliance with Rule 144's minimum holding period requirements.

Registration Rights

          Immediately after completion of this offering and based on shares outstanding as of January 29, 2005, the holders of approximately 10,055,261 shares of our outstanding common stock will have the right, under the Stockholders' Agreement, to require that we include those shares in any registration statement we file under the Securities Act, subject to exceptions. Such registration will permit the resale of those shares in the public markets. In addition, all shares of capital stock which those stockholders may acquire in the future will also be entitled to similar registration rights. See "Description of Capital Stock—Registration Rights" for a description of such rights.

Stock Plans

          As of January 29, 2005, options to purchase 1,855,397 shares of common stock were issued and outstanding and 3,307,297 additional shares of our common stock were available for future awards under our stock option plans. In addition, upon completion of this offering, an aggregate of 3,425,000 additional shares of our common stock initially will be available for future awards under our 2005 Incentive Plan and Stock Purchase Plan, plus scheduled annual increases and other potential increases in the number of shares reserved for issuance under our 2005 Incentive Plan. See "Management—Stock Based Plans." We intend to file a registration statement under the Securities Act covering all of the shares of common stock reserved for issuance under our outstanding stock option and stock purchase plans. We expect this registration statement to be filed and to become effective as soon as practicable after this offering. Such registration will permit the resale of shares issued upon the exercise of those stock options or pursuant to those stock purchase plans in the public market without restriction under the Securities Act.

UNDERWRITING

          Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters named below, and the underwriters, for whom Wachovia Capital Markets, LLC and Piper Jaffray & Co. are acting as joint book-running managers and representatives, have severally agreed to purchase, the respective number of shares of common stock appearing opposite their names below:

Underwriter	Number of Shares
Wachovia Capital Markets, LLC
Piper Jaffray & Co.
William Blair & Company, L.L.C.

Total	3,125,000

          The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

          The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

          The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

          As joint book-running managers on behalf of the underwriting syndicate, Wachovia Capital Markets, LLC and Piper Jaffray & Co. will be responsible for recording a list of potential investors that have expressed an interest in purchasing common stock as part of this offering.

          Zumiez Holdings LLC and certain of the selling stockholders, specifically, Brentwood-Zumiez Investors, LLC and Messrs. Campion, Brooks and Haakenson are "underwriters" within the meaning of the Securities Act of 1933 and therefore may be subject to certain statutory liabilities of the Securities Act.

          Commissions and Discounts.    The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $            per share, of which up to $                  may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

          The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us and to the selling shareholders, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Share	Without Option	With Option
Public offering price
Underwriting discounts and commissions payable by us
Proceeds, before expenses, to us
Underwriting discounts and commissions payable by the selling shareholders
Proceeds, before expenses, to the selling shareholders

          We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $1.7 million. We have agreed to pay the expenses of the selling shareholders incurred in connection with this offering, other than underwriting discounts and commissions payable in respect of the shares sold by the selling shareholders and fees and disbursements of counsel for the selling shareholders.

          Over-allotment Option.    The selling shareholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 468,750 additional shares of common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment, subject to conditions, to purchase approximately the same percentage of those additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.

          Indemnity.    We and the selling shareholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

          Lock-up Agreements.    We, all of our directors and officers and all of our shareholders prior to this offering, including the selling shareholders, which directors, officers and shareholders will own a total of approximately 76.3% of our outstanding common stock (or 72.7% if the underwriters' over-allotment option is exercised in full) immediately upon completion of this offering, based on shares outstanding as of January 29, 2005, have agreed that, without the prior written consent of Wachovia Capital Markets, LLC and Piper Jaffray & Co., we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

  •
  in the case of us, file or cause the filing of any registration statement under the Securities Act of 1933 with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock (other than registration statements on Form S-8 relating to benefit plans described in clause (2), or securities issued in a transaction described in clause (6), of the immediately following paragraph); or

  •
  enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise. Moreover, if:

  •
  during the last 17 days of the 180-day restricted period referred to above we issue an earnings release or material news or a material event relating to us occurs, or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wachovia Capital Markets, LLC and Piper Jaffray & Co. waive, in writing, that extension.

          The restrictions described in the immediately preceding paragraph do not apply to:

  (1)
  the sale of shares to the underwriters;

  (2)
  the issuance by us of shares, or options to purchase shares, of our common stock pursuant to stock based plans described above under "Management—Stock Based Plans," as those plans are in effect on the date of this prospectus;

  (3)
  the issuance by us of shares of common stock upon the exercise of stock options outstanding on the date of this prospectus or issued after the date of this prospectus under stock based plans referred to in clause (2) above, as those stock options and plans are in effect on the date of this prospectus;

  (4)
  in the case of any director or officer or any shareholder that is a natural person, bona fide gifts for charitable or estate planning purposes;

  (5)
  in the case of any shareholder that is a partnership or limited liability company, transfers to any partner or member, as the case may be, of such partnership or limited liability company if, in any such case, such transfer is not for value; and

  (6)
  the issuance by us of shares of common stock or other capital stock or any securities convertible into or exchangeable or exercisable for common stock or other capital stock (A) in order to acquire assets or equity of one or more businesses by merger, asset purchase, stock purchase or otherwise or (B) in connection with a strategic transaction involving another company, so long as, in each case described in clause (A) above, the shares of common stock, other capital stock or other securities are issued to the stockholders or other equity owners of the applicable business and, in each case described in clause (B) above, the shares of common stock, other capital stock or other securities are issued directly to such company or to the stockholders or other equity owners of such company.

provided that, in the case of any transfer, gift or issuance described in clause (4), (5) or (6) above, the transferee, donee or recipient, as the case may be, executes and delivers to the representatives, not later than one business day prior to such transfer, gift or issuance, a written agreement wherein it agrees to be subject to the restrictions described in the immediately preceding paragraph, subject to the applicable exceptions described above in this paragraph.

          Wachovia Capital Markets, LLC and Piper Jaffray & Co. may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

          Quotation on the Nasdaq National Market.    We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol "ZUMZ."

          Stabilization.    In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

          As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.

          The foregoing transactions may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

          The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

          Directed Share Program.    At our request, the underwriters have reserved up to 5% of the shares of common stock being sold in this offering for sale to our directors, officers, friends, business associates and other related persons at the initial public offering price through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

          Investors purchasing shares pursuant to the directed share program will not be required to enter into lock-up agreements with the underwriters. However, our directors and officers and all of our shareholders prior to this offering, including the selling shareholders, have entered into lock-up agreements with the underwriters that are unrelated to the directed share program and, to the extent that any of these persons purchases shares in the directed share program, those shares will also be subject to the terms of the lock-up agreements. See "—Lock-Up Agreements" above.

          Pricing of this Offering.    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiations among us, the selling shareholders and the representatives of the underwriters. The factors considered in determining the initial public offering price included:

  •
  prevailing market conditions;

  •
  our results of operations and financial condition;

  •
  financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable or similar to us;

  •
  the present state of our development; and

  •
  our future prospects.

          An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering will be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

          Other.    Wachovia Bank, N.A., an affiliate of one of the underwriters, will serve as the transfer agent and registrar for our common stock. In addition, we intend to appoint Wachovia Capital Markets, LLC, one of the underwriters, to hold restricted common stock issued to our directors and officers and other designated employees under our equity incentive plans and to execute transactions in our common stock on behalf of those persons.

LEGAL MATTERS

          Preston Gates & Ellis LLP, Seattle, Washington, will pass upon the validity of the common stock offered hereby. Sidley Austin Brown & Wood LLP, San Francisco, California, will act as counsel to the underwriters. Sidley Austin Brown & Wood LLP will rely, as to all matters of Washington law, on Preston Gates & Ellis LLP.

EXPERTS

          The financial statements as of January 31, 2004 and January 29, 2005, for the fiscal years ended December 31, 2002, January 31, 2004 and January 29, 2005 and for the one month ended February 1, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Zumiez Inc. and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

          You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549.

You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

          Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC's website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

          You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at:

Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, WA 98203
Attention: Investor Relations
(425) 551-1500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Zumiez Inc.

          In our opinion, the accompanying balance sheets and the related statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Zumiez Inc. at January 29, 2005 and January 31, 2004, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 29, 2005, and for the one month ended February 1, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Seattle, Washington
March 29, 2005, except for Note 12, as to which the date is April 20, 2005

ZUMIEZ INC.
BALANCE SHEETS
(In thousands, except share amounts)

	January 31, 2004	January 29, 2005
Assets
Current assets
Cash and cash equivalents	$578	$1,026
Receivables	1,039	1,911
Inventory	20,802	23,230
Prepaid expenses and other	395	1,166
Deferred tax assets	668	859

Total current assets	23,482	28,192

Leasehold improvements and equipment, net	18,076	26,619

Total assets	$41,558	$54,811

Liabilities and Shareholders' Equity
Current liabilities
Current portion of long-term debt	$544	$—
Revolving credit facility	300	—
Book overdraft	4,464	429
Trade accounts payable	9,273	11,240
Accrued payroll and payroll taxes	1,609	2,561
Income taxes payable	1,846	2,611
Current portion of deferred rent and tenant allowances	319	1,045
Other accrued liabilities	2,152	5,550

Total current liabilities	20,507	23,436

Long-term debt, less current portion	—	—
Long-term deferred rent and tenant allowances, less current portion	1,277	4,065
Deferred tax liabilities	1,336	1,511

Total liabilities	$23,120	$29,012

Commitments and contingencies (Note 9)
Shareholders' equity
Preferred stock, $0.01 par value, 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value, 15,000,000 shares authorized; 11,305,261 shares issued and outstanding	44	44
Employee stock options	—	95
Retained earnings	18,541	25,808
Receivable from parent	(147)	(148)

Total shareholders' equity	18,438	25,799

Total liabilities and shareholders' equity	$41,558	$54,811

The accompanying notes are an integral part of these financial statements

ZUMIEZ INC.
STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Fiscal Year Ended December 31, 2002	One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005
Net sales	$101,391	$6,392	$117,857	$153,583
Cost of goods sold	71,017	4,575	81,320	103,152

Gross margin	30,374	1,817	36,537	50,431
Selling, general and administrative expenses	23,404	2,013	29,076	38,422

Operating profit (loss)	6,970	(196)	7,461	12,009
Other income (expense)	148	—	8	8
Interest expense	(317)	(12)	(293)	(250)

Earnings (loss) before income taxes	6,801	(208)	7,176	11,767
Provision (benefit) for income taxes	1,096	(39)	2,701	4,500

Net income (loss)	$5,705	$(169)	$4,475	$7,267

Basic net income (loss) per share	$0.49	$(0.01)	$0.40	$0.64

Diluted net income (loss) per share	$0.42	$(0.01)	$0.35	$0.56

Weighted average shares outstanding
Basic	11,547,012	11,305,261	11,305,261	11,305,261

Diluted	13,581,579	11,305,261	12,811,855	12,938,858

The accompanying notes are an integral part of these financial statements

ZUMIEZ INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock
			Additional Paid-In Capital	Employee Stock Options	Retained Earnings	Receivable from Parent
	Shares	Amount					Total
Balance at December 31, 2001	11,014	$43	$407	—	$11,467	—	$11,917
Dividends declared	—	—	—	—	(922)	—	(922)
Stock issued upon exercise of options	580	2	98	—	—	—	100
Stock redemption	(1,645)	(6)	(6,549)	—	(2,015)	—	(8,570)
Stock purchased by parent	1,356	5	6,044	—	—	(143)	5,906
Net income	—	—	—	—	5,705	—	5,705

Balance at December 31, 2002	11,305	$44	$—	—	$14,235	$(143)	$14,136

Net loss	—	—	—	—	(169)	—	(169)

Balance at February 1, 2003	11,305	$44	$—	—	$14,066	$(143)	$13,967

Cost incurred on behalf of parent	—	—	—	—	—	(4)	(4)
Net income	—	—	—	—	4,475	—	4,475

Balance at January 31, 2004	11,305	$44	$—	—	$18,541	$(147)	$18,438

Stock based compensation	—	—	—	$95	—	—	$95
Cost incurred on behalf of parent	—	—	—	—	—	(1)	(1)
Net income	—	—	—	—	7,267	—	7,267

Balance at January 29, 2005	11,305	$44	$—	$95	$25,808	$(148)	$25,799

The accompanying notes are an integral part of these financial statements

ZUMIEZ INC.
STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended December 31, 2002	One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005
Cash flows from operating activities
Net income (loss)	$5,705	$(169)	$4,475	$7,267
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	3,571	332	4,185	5,857
Deferred tax expense	(136)	83	804	(16)
Stock compensation expense	—	—	—	95
Loss on disposal of assets	13	—	33	126
Changes in operating assets and liabilities
Receivables	(317)	133	(272)	(872)
Inventory	(4,194)	(94)	(1,957)	(1,456)
Prepaid expenses	(179)	(24)	(79)	(771)
Trade accounts payable	1,599	(2,937)	(2,423)	995
Accrued payroll and payroll taxes	270	(1,007)	449	952
Income taxes payable	1,056	(120)	826	765
Other accrued liabilities	118	(682)	564	3,397
Deferred rent	433	34	370	48

Net cash provided by (used in) operating activities	$7,939	$(4,451)	$6,975	$16,387

Cash flows from investing activities
Additions to leasehold improvements and equipment	$(7,186)	$(42)	$(5,937)	$(11,060)
Advances (to) from shareholders	(109)	—	—	—

Net cash used in investing activities	$(7,295)	$(42)	$(5,937)	$(11,060)

Cash flows from financing activities
Change in book overdraft	$2,293	$2,774	$1,690	$(4,035)
Borrowings on revolving credit facility	20,440	1,845	25,620	37,852
Payments on revolving credit facility	(20,440)	—	(27,165)	(38,152)
Proceeds from issuance of long-term debt	—	—	—	—
Principal payments on long-term debt	(1,087)	(272)	(1,087)	(544)
Proceeds from exercise of stock options	100	—	—	—
Stock purchased by parent	6,049	—	—	—
Redemption of common stock	—	(7,094)	—	—
Dividends paid	(922)	—	—	—

Net cash provided by (used in) financing activities	$6,433	$(2,747)	$(942)	$(4,879)

Net (decrease) increase in cash and cash equivalents	$7,077	$(7,240)	$96	$448
Cash and cash equivalents
Beginning of period	645	7,722	482	578

End of period	$7,722	$482	$578	$1,026

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$302	$12	$265	$250
Cash paid during the period for income taxes	176	—	1,172	3,812

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

1.    Nature and Ownership of Business and Basis of Presentation

          Nature of Business—Zumiez Inc. (the "Company") is a leading specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. As of January 29, 2005, the Company operated 140 stores primarily located in shopping malls, giving the Company a presence in 18 states. The Company's stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, bicycle motocross (or "BMX") and motocross. The Company supports the action sports lifestyle and promotes its brand through a multi-faceted marketing approach that is designed to integrate its brand image with its customers' activities and interests. In addition, the Company operates a website which sells merchandise online and provides content and a community for its target customers. The Company, based in Everett, WA, was formed in August 1978 and operates within one reportable segment.

          The Company is a majority owned subsidiary of Zumiez Holdings LLC (the "Parent"), a holding company with no operating activities. The financial position and operating results of the Parent are not included in the Company's financial statements. The Parent has three members.

          Change in Ownership—Effective November 4, 2002, 95% of the shares of the Company were transferred to the Parent in exchange for cash, the redemption of a note receivable and the creation of two notes payable to two of the shareholders (the "Transaction"). In connection with the Transaction, the Company entered into common stock redemption agreements with two shareholders. Pursuant to the terms of the redemption agreements with these shareholders, the Company redeemed 1,485,651 shares of its common stock held by one shareholder for an aggregate purchase price of approximately $7.7 million, which amount was paid by the Company through delivery of a note payable for approximately $6.2 million and the cancellation of a $1.5 million note receivable and the Company redeemed 159,095 shares of common stock held by the other shareholder for an aggregate purchase price of approximately $829,000, which amount was paid by the Company through delivery of a note payable for approximately $829,000. Each of these notes payable have been paid in full.

          Also on November 4, 2002, approximately 43% of the Parent was sold to certain affiliates (the "Brentwood Affiliates") of Brentwood Private Equity III, LLC, a private equity firm, for approximately $25.3 million, of which approximately $17.1 million was distributed to two of the original shareholders of the Company. The Transaction did not result in a change in the operating control of the Company. While the Brentwood Affiliates have certain protective rights regarding their investment in the Parent, and therefore the Company, two of the Company's shareholders continue to serve in the function of the primary operating roles of the Company Chairman and Chief Executive Officer. In fiscal 2002, 2003 and 2004 the Company paid Brentwood Private Equity III, LLC consulting fees of $31,000, $200,000 and $200,000, respectively, under a Corporate Development and Administrative Services Agreement.

          As part of the Transaction, the Company also authorized 20,000,000 shares of preferred stock, with a no par value. Subsequent to January 1, 2003 and prior to March 1, 2004, the Company had the right to require the Brentwood Affiliates to purchase at least $5.0 million, but no more than $10.0 million in the aggregate, of preferred stock. The Company did not exercise this right and no preferred stock was issued.

          Also effective November 4, 2002, the Company terminated its Subchapter S tax election and elected to be taxed as a Subchapter C corporation under the Internal Revenue Code. As a result, the Company has been subject to federal and state income taxes beginning as of November 4, 2004. Prior to this date, the shareholders were taxed on the earnings of the Company on their personal income tax returns, in accordance with Subchapter S of the Internal Revenue Code. Therefore, no provision for income taxes or deferred taxes is recorded in these financial statements for operating results through November 3, 2002. Upon the conversion to a Subchapter C corporation, the Company recorded a net deferred tax asset of $373,000.

          Fiscal Year—Subsequent to December 31, 2002, the Company changed its fiscal year end from December 31 to a 52- or 53- week period ending on the Saturday closest to January 31. This fiscal calendar is widely used by the retail industry. As a result of the change in its fiscal year end, there was a one month conversion period ended February 1, 2003. Each fiscal year now consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. "Fiscal 2004" was the 52-week period ended January 29, 2005. "Fiscal 2003" was the 52-week period ended January 31, 2004. "Fiscal 2002" was the calendar year ended December 31, 2002.

          Basis of Presentation—The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.    Summary of Significant Accounting Policies

          Comprehensive Income—Comprehensive income represents all changes in equity during a period except those resulting from investments by and distributions to shareholders. There was no difference between net income and comprehensive income for fiscal 2002, 2003 and 2004 and the one month period ended February 1, 2003.

          Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. These estimates can also affect supplemental information disclosed by the Company, including information about contingencies, risk, and financial condition. In preparing the financial statements, the Company makes routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets, and prepaid allowances. Some of the more significant estimates include the allowance for sales returns, the reserve for inventory valuation estimates and the expected useful lives of fixed assets. Actual results could differ from those estimates.

          Concentration of Risk—The Company maintains its cash and cash equivalents in accounts with one major financial institution in the United States of America, in the form of demand deposits, certificates of deposits and money market accounts. Deposits in this bank may exceed the amounts of federal deposit insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company's accounts receivable are primarily derived from credit card purchases from customers and are typically settled within one to two days.

          Cash and Cash Equivalents—The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

          Restricted Cash—For all the periods presented herein, restricted cash consisted of a certificate of deposit held for the lessor of the Company's former combined home office and distribution center of $32,000 and is included in prepaid expenses and other.

          Receivables—Consist primarily of tenant allowances and credit card transactions that remain outstanding at the end of the period. The Company does not extend credit to its customers, except through third-party credit cards.

          Merchandise Inventories—Merchandise inventories are valued at the lower of cost or market. The cost of merchandise inventories are based upon an average cost methodology and inventory costs are removed on a first-in, first-out. Merchandise inventories may include items that have been written down to the Company's best estimate of their net realizable value. The Company's decisions to write-down its merchandise inventories are based on its current rate of sale, the age of the inventory and other factors. Actual final sales prices to customers may be higher or lower than the Company's estimated sales prices and could result in a fluctuation in gross profit. Historically, any additional write-downs have not been significant and the Company does not adjust the historical carrying value of merchandise inventories upwards based on actual sales experience.

          Leasehold Improvements and Equipment—Leasehold improvements and equipment are stated at cost less accumulated depreciation. Amortization of leasehold improvements is computed on the straight-line method over the lesser of an asset's estimated useful life or the lease term (generally 7-10 years), whichever is shorter. Depreciation on furniture, fixtures and equipment is computed on the straight-line method over five years. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of is removed from the accounts and the related gain or loss is reported in the statement of operations.

          Valuation of Long-Lived Assets—The Company has adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset, or group of assets. Generally, fair value will be determined using accepted valuation techniques, such as the present value of expected future cash flows.

          Fair Value of Financial Instruments—Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures about Fair Value of Financial Instruments," requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS 107 as financial instruments. Financial instruments are generally defined by SFAS 107 as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At January 29, 2005 and all other previous periods presented herein, the carrying amounts of cash and cash equivalents, receivables, payables and other accrued liabilities approximated fair value because of the short maturity of these financial instruments. The carrying value of the long-term debt and the revolving credit facility approximate the fair value because these financial instruments have floating interest rates which reflect current market conditions.

          Deferred Rent, Rent Expense and Tenant Allowances—The Company occupies its retail stores and combined home office and distribution center under operating leases generally with terms of seven to ten years. Some of these leases have early cancellation clauses, which permit the lease to be terminated if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. Most of the lease agreements have defined escalating rent provisions, which are straight-lined over the term of the related lease, including any lease renewals deemed to be probable. The Company straight-lines and recognizes its rent expense over the term of the lease, plus the construction period prior to occupancy of the retail location. For certain locations, the Company receives cash tenant allowances and has reported these amounts as a deferred liability which is amortized to rent expense over the term of the lease. Also included in rent expense are payments of real estate taxes, insurance and certain common area and maintenance costs in addition to the future minimum operating lease payments.

          Income Taxes—The provision for income taxes includes both current and deferred tax expenses. Current tax expense is the amount associated with current operating results. The Company follows the liability method of accounting for income taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary difference between the carrying amounts and the tax bases of the assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax asserts to the amount expected to be realized.

          Revenue Recognition—Sales are recognized upon purchase by customers at the Company's retail store locations or upon shipment for orders placed through the Company's website as both title and risk of loss have transferred. The Company records the sale of gift cards as a current liability and recognizes revenue when a customer redeems a gift card. The Company reports shipping revenues and costs within sales and cost of goods sold, respectively. The Company accrues for estimated sales returns by customers based on historical sales return results. Sales return reserves were insignificant for all periods presented. The Company offers a return policy of generally 30 days.

          The Company does not extend credit to customers, except through third-party credit cards. The majority of sales are through credit cards, and accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales.

          The Company records a liability when gift cards are issued and recognizes revenue when gift cards are redeemed. The Company has the right to assess gift card dormancy fees, but has historically not done so.

          The Company presents its merchandise assortment as a percentage of net sales for the following categories: "Men's", which includes men's apparel; "Women's", which includes women's apparel; and "Accessories and Other", which includes all other merchandise (e.g., hardgoods, accessories, footwear, etc.). The percentage of net sales for each of the aforementioned categories for fiscal 2002, the one month period ended February 1, 2003, fiscal 2003 and fiscal 2004 was as follows:

	Fiscal Year Ended December 31, 2002	One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005
Men's	31.0%	26.7%	29.6%	32.1%
Women's	13.7	14.2	16.4	16.0
Accessories and Other	55.3	59.1	54.0	51.9

Total	100.0%	100.0%	100.0%	100.0%

          Cost of Goods Sold—Cost of goods sold consists of the cost of merchandise sold to customers, inbound shipping costs, distribution costs, depreciation on leasehold improvements at the distribution center, buying and merchandising costs and store occupancy costs. This may not be comparable to the way in which the Company's competitors or other retailers compute their cost of goods sold.

          Selling, General and Administrative Expense—Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and infrastructure expenses, store supplies, depreciation on leasehold improvements at the home office and stores, facility expenses, and training, advertising and marketing costs. Credit card fees, insurance and other miscellaneous operating costs are also included in selling, general and administrative expenses. This may not be comparable to the way in which the Company's competitors or other retailers compute their selling, general and administrative expenses. The Company does receive insignificant amounts of cash consideration from vendors which have been reported as a reduction of expenses as the amounts are reimbursements of specific, incremental and identifiable costs of selling the vendors' products.

          Advertising—The Company expenses advertising costs as incurred. Advertising expense was approximately $322,000, $295,000 and $235,000 in fiscal 2002, 2003 and 2004, respectively, and $24,000 for the one month period ended February 1, 2003.

          Net Income per Share—Basic net income per common share is computed using the weighted average number of shares outstanding. Diluted net income per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock. Incremental shares of 2,034,567, 1,506,595 and 1,633,597 in fiscal 2002, 2003 and 2004, respectively, and 1,452,829 for the one month period ended February 1, 2003 were used in the calculation of diluted net income per common share.

          Stock Compensation—The Company has stock-based employee compensation plans, which are described further in note 7 below. The Company accounts for stock-based employee compensation arrangements on the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related amendments and interpretations. The Company complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which requires fair value recognition for employee stock-based compensation.

          If the computed fair values of the awards had been amortized to expense over the vesting period of the awards, pro forma net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated in the following table (in thousands, except per share data):

	Fiscal Year Ended December 31, 2002	One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005
Net income (loss), as reported	$5,705	$(169)	$4,475	$7,267
Add: Stock-based compensation expense, as reported, net of tax	—	—	—	59
Deduct: Stock-based employee compensation expense determined under fair-value-based method, net of tax	(207)	(17)	(118)	(313)

Pro forma net income (loss)	5,498	(186)	4,357	7,013
Net income (loss) per share:
Basic—as reported	$0.49	$(0.01)	$0.40	$0.64
Basic—pro forma	$0.48	$(0.02)	$0.39	$0.62
Diluted—as reported	$0.42	$(0.01)	$0.35	$0.56
Diluted—pro forma	$0.40	$(0.02)	$0.34	$0.54

          Merchandise Risk—The Company's success is largely dependent upon its ability to gauge the fashion tastes of its customers and provide merchandise that satisfies customer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have a material adverse effect on the Company's business, operating results and financial condition.

          Reclassifications—Certain amounts in the prior year financial statements have been reclassified to conform to the current year's financial statement presentation. The reclassifications had no effect on shareholders' equity or net income.

Recent accounting pronouncements

          In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs—an Amendment of ARB No. 43, Chapter 4." This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage, requiring these items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and will become effective for the Company beginning in fiscal 2006. The effect of adopting this statement is not expected to be significant to the Company's financial position and results of operations.

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment (Revised 2004)" ("FAS 123R"). This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company's equity instruments or liabilities that are based on the fair value of the company's equity securities or may be settled by the issuance of these securities. SFAS 123R eliminates the ability to account for share-based payments using APB 25, "Accounting for Stock Issued to Employees" and generally requires that such transactions be accounted for using a fair value method. On April 14, 2005, the Securities and Exchange Commission announced the adoption of a new rule that delays SFAS 123R compliance. Under the SEC rule, the provisions of this statement are effective for annual periods beginning after June 15, 2005 and will become effective for the Company beginning with the first quarter of fiscal 2006. The Company has not yet determined which transaction method it will use to adopt SFAS 123R. The full impact that the adoption of this statement will have on the Company's financial position and results of operations will be determined by share-based payments granted in future periods but will increase the compensation expense that would otherwise have been recognized in accordance with APB 25. In addition, outstanding unvested options will result in additional compensation expense that otherwise would only have been recognized on a pro-forma basis.

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-Monetary Assets." This statement refines the measurement of exchanges of non-monetary assets between entities. The provisions of this statement are effective for fiscal periods beginning after June 15, 2005 and will become effective for the Company beginning with the third quarter of fiscal 2005. Historically, the Company has not transacted significant exchanges of non-monetary assets, but future such exchanges would be accounted for under the standard, when effective.

3.    Transition Period Comparative Data

          As a result of the change in the Company's fiscal year end there was a one month transition period. The following table presents certain condensed financial information for the one month ended February 2, 2002 (unaudited) and the one month ended February 1, 2003, respectively.

	One Month Ended
	February 2, 2002 (unaudited)	February 1, 2003
	(In thousands)
Summarized Statements of Operations
Net sales	$5,831	$6,392
Cost of goods sold	3,961	4,575

Gross margin	$1,870	$1,817

Operating profit (loss)	$170	$(196)

Net income (loss)	$161	$(169)
Summarized Balance Sheets
Assets
Total current assets	$17,083	$19,646

Total assets	$30,318	$36,003
Liabilities and shareholders' equity
Total current liabilities	$15,972	$20,101

Total liabilities	$18,241	$22,036
Total shareholders' equity	12,077	13,967

Total liabilities and shareholders' equity	$30,318	$36,003

4.    Leasehold Improvements and Equipment

          Leasehold improvements and equipment consist of the following:

	January 31, 2004	January 29, 2005
	(In thousands)
Leasehold improvements and other equipment	$20,102	$29,706
Store computer equipment	3,225	4,179
Store displays	9,923	13,822
Vehicles	53	53

	33,303	47,760
Less accumulated depreciation	(15,227)	21,141

	$18,076	$26,619

5.    Long-Term Debt

          Long-term debt consists of the following:

	January 31, 2004	January 29, 2005
	(In thousands)
Note payable to bank, payable in quarterly installments of $272,000 plus interest at LIBOR (1.155% per annum at January 31, 2004) plus 2%, maturing July 1, 2004	$544	$—
Less current portion	(544)	—

	$—	$—

          The note payable to bank at January 31, 2004 was collateralized by substantially all the assets of the Company. Additionally, this note payable contained covenants that required the Company to maintain certain working capital ratios and placed certain restrictions on the declaration and payment of dividends. The note was paid in full per the terms of the agreement in fiscal 2004.

          In May 2003 the Company entered into an agreement for a new revolving credit facility of $20,000,000. The revolving credit facility has a $7,500,000 sub-limit for the issuance of letters of credit with 180 day maximum maturity. The outstanding borrowings under the revolving credit facility were $300,000 at January 31, 2004. The Company also had open letters of credit of $447,000 at January 31, 2004.

          In September 2004 the Company entered into a loan modification agreement to the existing revolving credit facility. The loan modification agreement reduced certain applicable interest rates and extended the maturity date of the revolving credit facility to July 1, 2006. The borrowing capacity can be increased to $25.0 million if the Company requests and if the Company is in compliance with certain provisions. There were no outstanding borrowings under the revolving credit facility at January 29, 2005. The Company had open letters of credit of $671,000 at January 29, 2005. The revolving credit facility bears interest at floating rates based on the lower of the prime rate (5.25% at January 29, 2005) minus a prime margin ranging from 0.75% to 0.10% or the LIBOR rate (2.53% at January 29, 2005) plus a LIBOR margin ranging from 1.40% to 2.15%, in each case depending on the ratio of the Company's adjusted funded debt (as defined in the loan agreement, as amended) to EBITDAR (as defined in the loan agreement, as amended). The Company's obligations under the revolving credit facility are secured by almost all of its personal property, including, among other things, inventory, equipment and fixtures. The Company must reduce the amount of any outstanding advances under the revolving credit facility to no more than $5.0 million for a period of at least 30 consecutive days each year. The Company pays an annual fee of between 0.1% and 0.2% of any unused amount under the revolving credit facility. The revolving credit facility also contains financial covenants that require the Company to meet specified financial ratios, including a debt to earnings ratio, an earnings to interest expense ratio and an inventory to debt ratio. The Company was in compliance with all covenants at January 29, 2005 and for the year then ended.

6.    Income Taxes

          The components of the current deferred tax assets and net long-term deferred tax assets (liabilities) are:

	January 31, 2004	January 29, 2005
	(In thousands)
Current deferred tax assets (liabilities)
Inventory	$621	$784
Employee benefits	124	167
Prepaid expenses	(77)	(92)

Total current deferred tax assets	668	859

Long-term deferred tax assets (liabilities)
Property and equipment	(1,927)	(3,437)
Employee benefits	—	35
Deferred rent	591	1,891

Total long-term deferred tax liabilities	(1,336)	(1,511)

Net deferred tax liability	$(668)	$(652)

          The components of the provision (benefit) for income taxes are:

	Fiscal Year Ended December 31, 2002	One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005
	(In thousands)
Current
Federal	$837	$(122)	$1,526	$3,831
State	395	—	371	685

Total current	1,232	(122)	1,897	4,516

Deferred
Federal	(129)	77	740	(21)
State	(7)	6	64	5

Total deferred	(136)	83	804	(16)

Provision (benefit) for income taxes	$1,096	$(39)	$2,701	$4,500

          The reconciliation of the income tax provision at the U.S. federal statutory rate to the Company's effective income tax rate is as follows for the fiscal year ended:

	Fiscal Year Ended December 31, 2002	One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005
Expected U.S. federal income taxes at statutory rates	34.0%	34.0%	34.0%	34.0%
State and local income taxes, net of federal effect	4.3	—	3.4	3.9
Benefit of Subchapter S election and termination	(22.3)	(0.9)	—	—
Permanent differences	—	—	0.2	0.5
Other	0.1	(14.3)	—	(0.1)

	16.1%	18.8%	37.6%	38.3%

7.    Stock Options

          During fiscal 1997, the Company adopted the 1993 Stock Option Plan (the "Plan") to provide for the granting of nonqualified stock options to executive officers and key employees of the Company as determined by a committee of the Company's board of directors, the 1993 Plan Committee (the "Committee").

          The date of grant, option price, vesting period and other terms specific to options granted under the Plan are determined by the Committee. All stock options granted under the Plan vest over a fixed period and expire ten years from the date of grant and no additional awards may be made under the Plan. Prior to fiscal 2004, the option price for all options granted was equal to the fair market value of the Company's common stock at the date of grant and no stock-based compensation expense was recognized during fiscal 2002, 2003 or the one month ended February 1, 2003.

          During fiscal 2004, the Company adopted the 2004 Stock Option Plan (the "2004 Plan") to provide for the granting of incentive stock options and nonqualified stock options to executive officers and key employees of the Company as determined by a committee of the Company's board of directors, the 2004 Plan Committee. The Company has authorized 3,682,793 shares of common stock for issuance under the 2004 Plan. The terms of the 2004 Plan are generally the same as the Plan. During fiscal 2004, the Company issued stock options to certain employees with exercise prices below the fair market value of the Company's common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded stock-based compensation for the difference between the exercise price of the stock options and the fair market value of the Company's stock at the grant date. During the fiscal 2004, the Company recorded stock-based compensation of $95,000 related to these options. Stock-based compensation expense is currently recognized over the vesting period of the awards, generally five to eight years. Excluding the impact of the adoption of FAS 123R, future compensation expense to be recognized through fiscal 2012 associated with these grants will be $961,000.

          All grants of stock options have been to employees of the Company. There were no stock option grants, exercises, forfeitures or cancellations during fiscal 2002 or the one month period ended February 1,

2003. The fair values of the options granted under the Plan and the 2004 Plan were estimated using the minimum-value method with the assumptions from the table below:

	Fiscal Year Ended
	January 31, 2004	January 29, 2005
Dividend yield	—%	—%
Average risk-free interest rate:
Expected lives—Ten years	—%	—%
Expected lives—Eight years	—%	3.97%
Expected lives—Five years	3.30%	3.41%

          The following table summarizes stock option activity:

	Fiscal Year Ended December 31, 2002		Fiscal Year Ended January 31, 2004		Fiscal Year Ended January 29, 2005
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Options outstanding at beginning of fiscal year	2,032,977	$1.66	1,452,828	$2.25	1,533,700	$2.47
Options granted during the fiscal year	—	—	134,670	5.21	400,119	7.73
Options exercised during the fiscal year	(580,149)	(0.17)	—	—	—	—
Options forfeited during the fiscal year	—	—	(53,798)	(3.55)	(78,422)	(3.92)

Options outstanding at end of fiscal year	1,452,828	$2.25	1,533,700	$2.47	1,855,397	$3.54

Weighted-average fair value of options granted				$0.71		$2.27

          The following table summarizes information concerning outstanding and exercisable options at January 29, 2005:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted-Average Remaining Contractual Life	Number of Options
$0.46	323,052	2.9	282,670
2.17	591,788	4.3	369,867
3.55	430,391	6.6	161,397
5.21	134,670	8.3	46,123
7.73	375,496	9.4	—

Total	1,855,397		860,057

8.    Related Party Transactions

          During fiscal 2004, the Company paid $1,000 in fees related to the Transaction that are receivable from the Parent. At January 29, 2005, due to additional such payments by the Company, the balance was $148,000. This amount is reported in shareholders' equity.

          During fiscal 2001, the Company advanced $1,500,000 to a shareholder under a note receivable. At December 31, 2001, the outstanding balance of the note and accrued interest receivable was $1,533,750, and while the interest was paid in cash in fiscal 2002, the note was redeemed as part of the Transaction.

          In fiscal 2002, 2003 and 2004 the Company paid Brentwood Private Equity III, LLC a consulting fee of $31,000, $200,000 and $200,000, respectively, under a Corporate Development and Administrative Services Agreement.

9.    Commitments and Contingencies

          Leases—The Company is committed under operating leases for all of its retail store locations. In addition to minimum future lease payments, all store leases provide for additional rental payments based on sales, as well as common area maintenance charges. During fiscal 2004, the Company entered into a lease for a new combined home office and distribution center under a noncancelable operating lease agreement that expires in July 2012, with two renewal optons. For leases that have fixed escalation clauses, minimum rents are recognized on a straight-line basis over the term of the lease.

          Rent expense, including common area maintenance and other occupancy costs, was $11,754,000, $13,871,000, $17,136,000 and $919,000 for fiscal 2002, 2003, 2004 and the one month period ended February 1, 2003, respectively.

          Future minimum annual commitments (in thousands) on all leases at January 29, 2005 are as follows:

	Retail Stores	Home Office	Total
Fiscal 2005	$9,977	$404	$10,381
Fiscal 2006	9,871	432	10,303
Fiscal 2007	9,228	467	9,695
Fiscal 2008	8,508	479	8,987
Fiscal 2009	8,376	492	8,868
Thereafter	25,183	982	26,165

	$71,143	$3,256	$74,399

          Purchase Commitments—The Company had outstanding purchase orders to acquire merchandise from vendors for approximately $28.1 million at January 29, 2005. These purchases are expected to be financed by cash flows from operations and the Company's revolving credit facility. The Company has an option to cancel such commitments with no notice prior to shipment.

          Litigation—The Company is involved from time to time in litigation incidental to its business and, from time to time, the Company may make provisions for potential litigation losses. The Company follows SFAS 5, "Accounting for Contingencies" when assessing pending or potential litigation. Management believes, after considering a number of factors and the nature of the contingencies to which the Company is subject, that the outcome of these contingencies will not have a material adverse effect upon the results of operations or financial condition of the Company.

          Insurance Reserves—The Company is responsible for medical insurance claims up to a specified aggregate amount. The Company maintains a reserve for estimated medical insurance claims based on historical claims experience and other estimated assumptions. The Company follows SFAS 5, "Accounting for Contingencies" when assessing pending or potential claims.

          Employment Agreement—The Company has an employment agreement in place with a key employee. The agreement provides that if the Company terminates the employee's employment without cause or if he terminates his employment for good reason, the employee could be entitled to continue to receive his base salary up to a maximum commitment of $315,000.

10.    Retirement Savings Plan

          The Zumiez Investment Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Company's 401(k) matching and profit-sharing contributions are discretionary and are determined annually by the Company. The Company contributed $50,000, $55,000 and $125,000 to the plan during fiscal 2002, 2003 and 2004, respectively.

11.    Income (Loss) Per Share

          Basic net income (loss) per share is based on the weighted average number of common shares outstanding. Diluted net income (loss) per share is based on the weighted average number of common shares and common share equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options.

          The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except share and per share data):

	Fiscal Year Ended December 31, 2002	One Month Ended February 1, 2003	Fiscal Year Ended January 31, 2004	Fiscal Year Ended January 29, 2005
Net income (loss)	$5,705	$(169)	$4,475	$7,267

Weighted average common shares for basic net income (loss) per share	11,547,011	11,305,261	11,305,261	11,305,261
Dilutive effect of stock options	2,034,567	—	1,506,594	1,633,597

Weighted average common shares for diluted net income (loss) per share	13,581,578	11,305,261	12,811,855	12,938,858

Basic net income (loss) per share	$0.49	$(0.01)	$0.40	$0.64

Diluted net income (loss) per share	$0.42	$(0.01)	$0.35	$0.56

          For the one month ended February 1, 2003, the dilutive effect of 1,452,829 options were excluded from weighted average diluted shares outstanding because the effect was antidilutive.

12.    Subsequent Events

          Stock Split—On April 14, 2005, the Company's Board of Directors and shareholders approved an amendment to the Company's Certificate of Incorporation to effect a 1 for 258.6485 split of the Company's common stock (the "Stock Split"). The Stock Split became effective on April 20, 2005. All reference to shares in the financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the Stock Split on a retroactive basis. Previously awarded stock options in the Company's common stock have been retroactively adjusted to reflect the Stock Split.

zumiez
Couch
tour
2004
Element Skate Team
CKY
MALL OF AMERICA
zumiez
SKATEBOARDING
element

The 2004 Zumiez Couch Tour at Mall of America.

zumiez

SHOP || INSTORE || ONLINE

Zumiez 2005 100K sales recognition event at Copper Mountain, Colorado.

ZU MI E Z100K

3,125,000 Shares
Common Stock

PROSPECTUS
                     , 2005

Wachovia Securities	Piper Jaffray

William Blair & Company

          Until                        , 2005 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

          The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee and the NASD fee, are estimates. We will pay all these expenses.

Amount to be Paid
SEC Registration Fee	$7,200
NASD Filing Fee	6,700
Nasdaq National Market Listing Fee	100,000
Printing Fees and Expenses	100,000
Legal Fees and Expenses	400,000
Accounting Fees and Expenses	1,000,000
Blue Sky Fees and Expenses	20,000
Transfer Agent and Registrar Fees	25,000
Miscellaneous	41,100

Total	$1,700,000

Item 14. Indemnification of Directors and Officers

          Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize Washington corporations to indemnify and advance expenses to directors, officers, employees or agents of the corporation under certain circumstances against liabilities and expenses incurred in legal proceedings involving such individuals because of their being or having been a director, officer, employee or agent of the corporation. Section 23B.08.560 of the WBCA authorizes a corporation to agree to so indemnify and obligate itself to advance or reimburse expenses without regard to the limitations of Section 23B.08.510 through 23B.08.550 of the WBCA; provided, however, that no such indemnity shall be made for or on account of any:

  •
  acts or omissions of the director, officer, employee or agent finally adjudged to be intentional misconduct or a knowing violation of law;

  •
  conduct of the director, officer, employee or agent finally adjudged to be in violation of Section 23B.08.310 of the WBCA (which section relates to unlawful distributions); or

  •
  transaction with respect to which it was finally adjudged that such director, officer, employee or agent personally received a benefit in money, property, or services to which the director, officer, employee or agent was not legally entitled.

          Furthermore, Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving (1) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (2) conduct violating Section 23B.08.310 of the WBCA (which section relates to unlawful distributions) or (3) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

          Zumiez Inc.'s (the "Company") articles of incorporation will provide that the Company shall indemnify its directors to the fullest extent permitted by the WBCA, subject to exceptions, and require that the Company advance expenses for such persons pursuant to the Company's bylaws or a separate directors resolution or contract. The bylaws will provide that the Company shall indemnify its directors, officers and employees to the fullest extent permitted by applicable law, and also will provide that the Company may indemnify its agents. The Company's bylaws also will provide that the Company may, or in certain cases must, provide advances for expenses to such indemnified individuals who are parties to such a proceeding. The Company's articles of incorporation will provide that a director shall not be personally liable to the Company or to any of its shareholders for monetary damages for conduct as a director, subject to the limitations set forth in the Company's articles of incorporation. The bylaws also will provide that the Company may maintain, at its expense, insurance to protect itself and an indemnified director, officer, employee or agent against any liability, whether or not the Company would have the power to indemnify such director, officer, employee or agent against the same liability under Sections 23B.08.510 or 23B.08.520 of the WBCA.

          The Company also intends to enter into separate indemnification agreements with each of its directors and officers to effectuate the provisions discussed above and to purchase director and officer liability insurance. The effect of such provisions is to indemnify the Company's directors and officers against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding to which they are involved by reason of their affiliation with the Company to the fullest extent permitted by law.

Item 15. Recent Sales of Unregistered Securities

Issuance of Securities to Zumiez Holdings

          In October and November 2002, we entered into a series of transactions with certain affiliates of Brentwood Private Equity III, LLC (the "Brentwood Affiliates") and certain of our shareholders (the "2002 Recapitalization"). In November 2002, in connection with the 2002 Recapitalization, we issued 1,356,371 shares of our common stock to Zumiez Holdings LLC, a Delaware limited liability company that was formed in connection with the 2002 Recapitalization ("Zumiez Holdings"), for an aggregate purchase price of approximately $7.1 million. The issuance of our common stock to Zumiez Holdings in connection with the 2002 Recapitalization was exempt from registration under Section 4(2) of the Securities Act or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. Zumiez Holdings was an accredited investor, as such term is defined in the Securities Act and the regulations promulgated thereunder, and represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the share certificates issued in such transaction.

Exercise of Stock Options

          In July 1993, as partial consideration for a loan from Rajnikant R. Shah and Akhil R. Shah (collectively, the "Optionees") to us, we granted the Optionees an option to purchase 580,150 shares of our common stock at an exercise price of $0.1724 per share. In July 2002, the Optionees exercised their option to purchase shares of our common stock and we issued an aggregate of 580,150 shares of our common stock to the Optionees for an aggregate purchase price of $99,993. The issuance of our common stock to the Optionees was exempt from registration under Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. The optionees represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the share certificates issued in such transaction.

Stock Option Grants

          Since February 2002, we have granted options to employees (including officers) to purchase an aggregate of 534,789 shares of our common stock at exercise prices of between $5.21 and $7.73 per share, as further described below:

Date(s)	Number of Options	Exercise Price	Vesting Schedule
4/28/2003	122,527	$5.21	20% in year 1, 1/48 monthly thereafter for 4 years
9/4/2003	12,144	$5.21	20% in year 1, 1/48 monthly thereafter for 4 years
6/1/2004	153,885	$7.73	12.5% per year for 8 years
7/31/2004	246,233	$7.73	20% in year 1, 1/48 monthly thereafter for 4 years

          All option grants during this period have been made in consideration for services rendered or to be rendered by the respective employees. The amount of options included in each grant to employees has been determined by our board of directors in consultation with management taking into consideration the employee's job description, tenure and level of service. During this same period, we have not issued any shares of our common stock upon exercise of such stock options. The stock option grants were exempt under Rule 701 under the Securities Act as exempt offers and sales of securities under a written compensatory benefit plan.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  The following exhibits are filed herewith:

Exhibit Number		Exhibit Description
1.1*	—	Form of Underwriting Agreement.
3.1*	—	Articles of Incorporation.
3.2*	—	Bylaws.
4.1*	—	Form of Common Stock Certificate of Zumiez Inc.
5.1*	—	Opinion of Preston Gates & Ellis LLP.
10.1*	—	Business Loan Agreement dated May 29, 2003 between Bank of America, N.A. and Zumiez Inc., as modified by Loan Modification Agreement dated September 30, 2004.
10.2*	—	Lease Agreement between Merrill Creek Holdings, LLC and Zumiez Inc. dated August 2, 2004.
10.3*	—	Executive Agreement, dated as of November 4, 2002 between Zumiez Inc. and Richard M. Brooks.
10.4†*	—	Carrier Agreement between United Parcel Service Inc. and Zumiez Inc. dated June 28, 2004.
10.5*	—	Zumiez Inc. 1993 Stock Option Plan.
10.6*	—	Zumiez Inc. 2004 Stock Option Plan.
10.7*	—	Zumiez Inc. 2005 Equity Incentive Plan.
10.8*	—	Zumiez Inc. 2005 Employee Stock Purchase Plan.
10.9*	—	Form of Indemnity Agreement.
10.10*	—	Limited Liability Company Agreement of Zumiez Holdings LLC
23.1	—	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2*	—	Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1).
24.1*	—	Power of Attorney (included on signature page of this Registration Statement).
24.2*	—	Steven W. Moore Power of Attorney

*
Previously filed.
†
Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4) and 230.406.

Item 17. Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant undertakes that:

          (1)    for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective, and

          (2)    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Everett, State of Washington, on the 4th day of May, 2005.

ZUMIEZ INC.

By:	/s/ RICHARD M. BROOKS Richard M. Brooks President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on May 4, 2005.

Signature	Title

/s/ RICHARD M. BROOKS Richard M. Brooks	President and Chief Executive Officer, Director (Principal Executive Officer)
/s/ BRENDA I. MORRIS Brenda I. Morris	Chief Financial Officer (Principal Financial and Accounting Officer)
* William M. Barnum, Jr.	Director
* Thomas E. Davin	Director
* Thomas D. Campion	Chairman
* Steven W. Moore	Director
*	/s/ BRENDA I. MORRIS Brenda I. Morris	Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1*	—	Form of Underwriting Agreement.
3.1*	—	Articles of Incorporation.
3.2*	—	Bylaws.
4.1*	—	Form of Common Stock Certificate of Zumiez Inc.
5.1*	—	Opinion of Preston Gates & Ellis LLP.
10.1*	—	Business Loan Agreement dated May 29, 2003 between Bank of America, N.A. and Zumiez Inc., as modified by Loan Modification Agreement dated September 30, 2004.
10.2*	—	Lease Agreement between Merrill Creek Holdings, LLC and Zumiez Inc. dated August 2, 2004.
10.3*	—	Executive Agreement, dated as of November 4, 2002 between Zumiez Inc. and Richard M. Brooks.
10.4†*	—	Carrier Agreement between United Parcel Service Inc. and Zumiez Inc. dated June 28, 2004.
10.5*	—	Zumiez Inc. 1993 Stock Option Plan.
10.6*	—	Zumiez Inc. 2004 Stock Option Plan.
10.7*	—	Zumiez Inc. 2005 Equity Incentive Plan.
10.8*	—	Zumiez Inc. 2005 Employee Stock Purchase Plan.
10.9*	—	Form of Indemnity Agreement.
10.10*	—	Limited Liability Company Agreement of Zumiez Holdings LLC
23.1	—	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2*	—	Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1).
24.1*	—	Power of Attorney (included on signature page of this Registration Statement).
24.2*	—	Steven W. Moore Power of Attorney

*
Previously filed.
†
Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4) and 230.406.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Zumiez Inc.
Summary Financial Data
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ZUMIEZ INC. BALANCE SHEETS (In thousands, except share amounts)
ZUMIEZ INC. STATEMENTS OF OPERATIONS (In thousands, except share and per share amounts)
ZUMIEZ INC. STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (In thousands)
ZUMIEZ INC. STATEMENTS OF CASH FLOWS (In thousands)
NOTES TO FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
EXHIBIT INDEX